Filed by FS Investment Corporation IV
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934
Subject Companies:
FS Investment Corporation IV
Commission File No. 814-01151

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): May 28, 2019

FS Investment Corporation IV

(Exact name of Registrant as specified in its charter)

Maryland	814-01151	47-3258730
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

201 Rouse Boulevard Philadelphia, Pennsylvania		19112
(Address of principal executive offices)		(Zip Code)

Registrant’s telephone number, including area code: (215) 495-1150

None

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
N/A	N/A	N/A

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

☐  Emerging growth company

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01.	Entry into a Material Definitive Agreement.

On May 31, 2019, FS Investment Corporation IV, a Maryland corporation (“FSIC IV”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Corporate Capital Trust II, a Delaware statutory trust (“CCT II”), FS Investment Corporation II, a Maryland corporation (“FSIC II”), FS Investment Corporation III, a Maryland corporation (“FSIC III” and, together with FSIC IV, FSIC II and CCT II, the “Funds”), NT Acquisition 1, Inc., a Maryland corporation and wholly-owned subsidiary of FSIC II (“Merger Sub 1”), NT Acquisition 2, Inc., a Delaware corporation and wholly-owned subsidiary of FSIC II (“Merger Sub 2”), NT Acquisition 3, Inc., a Maryland corporation and wholly-owned subsidiary of FSIC III (“Merger Sub 3”), and FS/KKR Advisor, LLC, a Delaware limited liability company and investment adviser to each of the Funds (“FS/KKR Advisor”).

The Merger Agreement provides that, subject to the conditions set forth in the Merger Agreement, (i) Merger Sub 1 will merge with and into FSIC III, with FSIC III continuing as the surviving company and as a wholly-owned subsidiary of FSIC II (“Merger 1A”), and, immediately thereafter, FSIC III will merge with and into FSIC II, with FSIC II continuing as the surviving company (together with the Merger 1A, “Merger 1”), (ii) Merger Sub 2 will merge with and into CCT II, with CCT II continuing as the surviving company and as a wholly-owned subsidiary of FSIC II (“Merger 2A”), and, immediately thereafter, CCT II will merge with and into FSIC II, with FSIC II continuing as the surviving company (together with the Merger 2A, “Merger 2”) and (iii) Merger Sub 3 will merge with and into FSIC IV, with FSIC IV continuing as the surviving company and as a wholly-owned subsidiary of FSIC II (“Merger 3A”), and, immediately thereafter, FSIC IV will merge with and into FSIC II, with FSIC II continuing as the surviving company (together with the Merger 3A, “Merger 3” and, together with Merger 1 and Merger 2, the “Mergers”). The applicable board of directors or trustees of each Fund have approved the Mergers, with the participation throughout by, and the unanimous support of, its respective independent directors or trustees, as applicable. The parties to the Merger Agreement intend the Mergers to be treated as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.

In the Mergers, each share of CCT II common stock, FSIC III common stock and FSIC IV common stock issued and outstanding immediately prior to the effective time of Merger 1A, Merger 2A and Merger 3A, respectively, will be converted into a number of shares of FSIC II common stock equal to an exchange ratio with respect to the applicable Merger to be determined in connection with the closing of such Merger (each, an “Exchange Ratio”). The Exchange Ratio for each of Merger 1A, Merger 2A and Merger 3A will equal the net asset value per share of FSIC III common stock, CCT II common stock and FSIC IV common stock, respectively (determined, in each case, no earlier than 48 hours (excluding Sundays and holidays) prior to the closing date of the applicable Merger), divided by the net asset value per share of FSIC II common stock (determined, in each case, no earlier than 48 hours (excluding Sundays and holidays) prior to the closing date of the applicable Merger).

The Merger Agreement contains representations, warranties and covenants, including, among others, covenants relating to the operation of each of the Funds and FS/KKR Advisor’s businesses during the period prior to the closing of the Mergers. The Funds have agreed to convene and hold meetings of their respective stockholders for the purpose of obtaining the required approvals of the Funds’ stockholders, respectively, and have agreed to recommend that their stockholders approve their respective proposals.

The Merger Agreement provides that the board of directors or trustees of each Fund may not solicit proposals relating to alternative transactions, or, subject to certain exceptions, enter into discussions or negotiations or provide information in connection with any proposal for an alternative transaction. However, each of the Funds may, subject to certain conditions, change its recommendation to their respective stockholders, terminate the Merger Agreement and enter into an agreement with respect to a superior alternative proposal if the board of directors or trustees of such Fund determines in its reasonable good faith judgment, after consultation with its outside legal counsel, that the failure to take such action would be reasonably likely to breach its standard of conduct under applicable law (taking into account any changes to the Merger Agreement proposed by the other Funds).

Consummation of the Mergers, which is currently anticipated to occur during the fourth quarter of 2019, is subject to certain closing conditions, including (1) requisite approvals of the applicable Funds’ stockholders, (2) certain required charter amendments, (3) the absence of certain legal impediments to the consummation of the Mergers, (4) effectiveness of the registration statement on Form N-14, which will include a joint proxy statement of the Funds and a prospectus of FSIC II (the “Proxy Statement”), (5) subject to certain exceptions, the accuracy of the representations and warranties and compliance with the covenants of each party to the Merger Agreement and (6) required regulatory approvals (including expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended). The consummation of Merger 1 is a condition precedent to the consummation of Merger 2 and Merger 3, but no merger is conditioned upon Merger 2 or Merger 3.

The Merger Agreement also contains certain termination rights in favor of each Fund, including if the Mergers are not completed on or before May 31, 2020 or if the requisite approvals of the applicable Fund’s stockholders are not obtained.

The foregoing description of the Mergers and the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is attached hereto as Exhibit 2.1 and is incorporated into this Current Report on Form 8-K by reference. The representations and warranties and covenants set forth in the Merger Agreement have been made only for purposes of such agreement and were solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including qualified by confidential disclosures made for purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Accordingly, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any factual information regarding the parties to the Merger Agreement or their respective businesses.

Item 5.03.	Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

Articles Supplementary

On May 28, 2019, the board of directors (the “Board”) of FSIC IV duly adopted resolutions in order to, among other things, elect that FSIC IV be subject to Sections 3-803, 3-804(a) and 3-804(c) of the Maryland General Corporation Law (the “MGCL”), effective as of such date. Section 3-803 of the MGCL provides that the Board designate by resolution, from among its members, directors to be classified into three classes, as nearly equal in number as possible. Section 3-804(a) of the MGCL provides that the stockholders may only remove a director by the affirmative vote of at least two-thirds of all the votes entitled to be cast by the stockholders generally in the election of directors. Section 3-804(c) of the MGCL provides that any and all vacancies on the Board may be filled only by the affirmative vote of a majority of the remaining directors in office, even if the remaining directors do not constitute a quorum, and any director elected to fill a vacancy shall serve for the remainder of the full term of the directorship in which such vacancy occurred and until a successor is elected and qualifies.

In accordance with Maryland law, FSIC IV filed Articles Supplementary effecting FSIC IV’s election to be subject to Sections 3-803, 3-804(a) and 3-804(c) of the MGCL with the Department of Assessments and Taxation of the State of Maryland on May 31, 2019 (the Articles Supplementary”).

The foregoing description of the Articles Supplementary, as set forth in this Item 5.03, is a summary only and is qualified in all respects by the provisions of the Articles Supplementary, a copy of which is attached hereto as Exhibit 3.1 and is incorporated herein by reference.

Classified Board of Directors

As noted above, the Board elected that FSIC IV be subject to Section 3-803 of the MGCL, thereby classifying the Board. As required under the MGCL, one class (“Class A”) shall hold office initially for a term expiring at the next succeeding annual meeting of stockholders, another class (“Class B”) shall hold office initially for a term expiring at the second succeeding annual meeting of stockholders and another class (“Class C”) shall hold office initially for a term expiring at the third succeeding annual meeting of stockholders, with the members of each class to hold office until their successors are duly elected and qualify. At each annual meeting of the stockholders following such change, the successors to the class of directors whose term expires at such meeting shall be elected to hold office for a term expiring at the annual meeting of stockholders held in the third year following the year of their election and until their successors are duly elected and qualify.

On May 28, 2019, the Board classified the directors as follows: the Class A directors are Todd C. Builione, Frederick Arnold, Michael J. Hagan and Jerel A. Hopkins, each of whom will serve until FSIC IV’s 2019 annual meeting of stockholders and until a successor is duly elected and qualifies; the Class B directors are Michael C. Forman, Richard Goldstein and James H. Kropp, each of whom will serve until FSIC IV’s 2020 annual meeting of stockholders and until a successor is duly elected and qualifies; and the Class C directors are Barbara Adams, Brian R. Ford and Jeffrey K. Harrow are hereby designated as Class C Directors, each of whom will serve until FSIC IV’s 2021 annual meeting of stockholders and until a successor is duly elected and qualified.

Amended and Restated Bylaws

On and effective as of May 31, 2019, the Board adopted the Amended and Restated Bylaws of FSIC IV (the “Amended and Restated Bylaws”). Below is a summary of changes reflected in the Amended and Restated Bylaws:

•	Reflect the election pursuant to Section 3-804(a) of the MGCL as described above;

•

Provide that, at all times that the directors are classified, if so classified, a director may not be removed without cause (which shall mean for purposes of this provision, with respect to any particular director, conviction of a felony or a final judgment of a court of competent jurisdiction holding that such director caused demonstrable, material harm to FSIC IV through bad faith or active and deliberate dishonesty);

•

Increase the percentage of stockholders required to request a special meeting of stockholders from ten percent of all the votes entitled to be cast at such meeting to a majority of all the votes entitled to be cast at such meeting;

•	Provide that only the chairman of a meeting of stockholders, and not stockholders, shall have the power to adjourn a meeting when a quorum has not been met;

•	Provide that a stockholder’s right to request a stockholder list is as set forth under the MGCL by removing the existing provision relating to such additional stockholder inspection rights;

•	Provide that a stockholder will not be entitled to inspect FSIC IV’s books and records if the Board determines that such stockholder has an improper purpose for requesting such inspection; and

•

Provide that unless FSIC IV consents in writing to the selection of a different forum, to the fullest extent permitted by law, the Circuit Court for Baltimore City, Maryland, or, if that court does not have jurisdiction, the United States District Court for the District of Maryland, Baltimore Division, shall be the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of FSIC IV, (b) any action asserting a claim of breach of any duty owed by a director or officer or other employee of FSIC IV to FSIC IV or to the stockholders of FSIC IV or asserting a claim of breach of any standard of conduct set forth in the MGCL, (c) any action asserting a claim against FSIC IV or any director or officer or other employee of FSIC IV arising pursuant to any provision of the MGCL, the charter of FSIC IV or the bylaws of FSIC IV, or (d) any action asserting a claim against FSIC IV or any director or officer or other employee of FSIC IV that is governed by the internal affairs doctrine. With respect to any proceeding described in the foregoing sentence that is in the Circuit Court for Baltimore City, Maryland, FSIC IV and its stockholders consent to the assignment of the proceeding to the Business and Technology Case Management Program pursuant to Maryland Rule 16-205 or any successor thereof.

The foregoing description of the Amended and Restated Bylaws, as set forth in this Item 5.03, is a summary only and is qualified in all respects by the provisions of the Amended and Restated Bylaws, a copy of which is attached hereto as Exhibit 3.2 and is incorporated herein by reference.

Item 7.01.	Regulation FD Disclosure.

On June 3, 2019, FS/KKR Advisor issued a press release announcing the Merger Agreement. The press release is furnished herewith as Exhibit 99.1.

The information in Item 7.01 and Exhibit 99.1 attached hereto shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall such information be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

Item 8.01.	Other Events.

In connection with the signing of the Merger Agreement, the Board approved the suspension of FSIC IV’s existing share repurchase program, effective as of May 31, 2019.

Effective May 31, 2019, FSIC IV increased the price at which it issues shares under its distribution reinvestment plan (the “DRP”) from $10.75 per share to $10.80 per share. As previously disclosed by FSIC IV, the price at which shares are issued under the DRP is determined by the Board or a committee thereof, in its sole discretion, and is (i) not less than the net asset value per share determined in good faith by the Board or a committee thereof, in its sole discretion, immediately prior to the payment of the distribution (the “NAV Per Share”) and (ii) not more than 2.5% greater than the NAV Per Share as of such date. The purpose of this decrease was to ensure that FSIC IV did not issue shares under the DRP at a price per share that was below the NAV Per Share.

Forward-Looking Statements

Statements included herein may constitute “forward-looking” statements as that term is defined in Section 27A of the Securities Act, and Section 21E of the Exchange Act, as amended by the Private Securities Litigation Reform Act of 1995,

including statements with regard to future events or the future performance or operations of the Funds. Words such as “believes,” “expects,” “projects,” and “future” or similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to the inherent uncertainties in predicting future results and conditions. Certain factors could cause actual results to differ materially from those projected in these forward-looking statements. Factors that could cause actual results to differ materially include changes in the economy, risks associated with possible disruption to a Fund’s operations or the economy generally due to terrorism or natural disasters, future changes in laws or regulations and conditions in a Fund’s operating area, failure to obtain requisite stockholder approval for the Proposals (as defined below) set forth in the Proxy Statement, failure to consummate the business combination transaction involving the Funds, uncertainties as to the timing of the consummation of the business combination transaction involving the Funds, unexpected costs, charges or expenses resulting from the business combination transaction involving the Funds, failure to realize the anticipated benefits of the business combination transaction involving the Funds, failure to consummate the recapitalization transaction and failure to list the common stock of the combined entity on a national securities exchange. Some of these factors are enumerated in the filings the Funds made with the Securities and Exchange Commission (the “SEC”) and will also be contained in the Proxy Statement when such document becomes available. The inclusion of forward-looking statements should not be regarded as a representation that any plans, estimates or expectations will be achieved. Any forward-looking statements speak only as of the date of this communication. Except as required by federal securities laws, the Funds undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Additional Information and Where to Find It

This communication relates to a proposed business combination involving the Funds, along with related proposals for which stockholder approval will be sought (collectively, the “Proposals”). In connection with the Proposals, the Funds intend to file relevant materials with the SEC, including the Proxy Statement. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. STOCKHOLDERS OF THE FUNDS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT WHEN IT BECOMES AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS THERETO, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE FUNDS, THE BUSINESS COMBINATION TRANSACTION INVOLVING THE FUNDS AND THE PROPOSALS. Investors and security holders will be able to obtain the documents filed with the SEC free of charge at the SEC’s web site, http://www.sec.gov or from FSIC II’s website, CCT II’s website, FSIC III’s website or FSIC IV’s website, each at www.fsinvestments.com.

Participants in the Solicitation

The Funds and their respective directors, executive officers and certain other members of management and employees, including employees of FS/KKR Advisor, FS Investments, KKR Credit Advisors (US) LLC and their respective affiliates, may be deemed to be participants in the solicitation of proxies from the stockholders of the Funds in connection with the Proposals. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the Funds’ stockholders in connection with the Proposals will be contained in the Proxy Statement when such document becomes available. This document may be obtained free of charge from the sources indicated above.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

EXHIBIT NUMBER	DESCRIPTION

2.1*	Agreement and Plan of Merger, dated as of May 31, 2019, by and among FS Investment Corporation II, Corporate Capital Trust II, FS Investment Corporation III, FS Investment Corporation IV, NT Acquisition 1, Inc., NT Acquisition 2, Inc., NT Acquisition 3, Inc. and FS/KKR Advisor, LLC.

3.1	Articles Supplementary of FS Investment Corporation IV

3.2	Amended and Restated Bylaws of FS Investment Corporation IV

99.1	Press Release, dated June 3, 2019 (furnished herewith)

*

Exhibits and schedules to this Exhibit have been omitted in accordance with Item 601(b)(2) of Regulation S-K. The registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FS Investment Corporation IV

Date: June 3, 2019	By:	/s/ Stephen S. Sypherd
Stephen S. Sypherd
General Counsel and Secretary

Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

among

FS INVESTMENT CORPORATION II,

NT ACQUISITION 1, INC.,

NT ACQUISITION 2, INC.,

NT ACQUISTION 3, INC.,

CORPORATE CAPITAL TRUST II,

FS INVESTMENT CORPORATION III,

FS INVESTMENT CORPORATION IV

and

FS/KKR ADVISOR, LLC

Dated as of May 31, 2019

-i-

(continued)

-ii-

(continued)

-iii-

(continued)

-iv-

(continued)

		Page
11.4	Counterparts	96

11.5	Entire Agreement	96

11.6	Governing Law; Jurisdiction; Waiver of Jury Trial	96

11.7	Assignment; Third Party Beneficiaries	97

11.8	Specific Performance	97

11.9	Disclosure Schedule	97

-v-

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of May 31, 2019 (this “Agreement”), among Corporate Capital Trust II, a Delaware statutory trust (“CCT II”), FS Investment Corporation III, a Maryland corporation (“FSIC III”), FS Investment Corporation IV, a Maryland corporation (“FSIC IV”), FS Investment Corporation II, a Maryland corporation (“FSIC II”), NT ACQUISITION 1, Inc., a Maryland corporation and wholly-owned direct Consolidated Subsidiary of FSIC II (“Merger Sub 1”), NT ACQUISITION 2, Inc., a Delaware corporation and wholly-owned direct Consolidated Subsidiary of FSIC II (“Merger Sub 2”), NT ACQUISITION 3, Inc., a Maryland corporation and wholly-owned direct Consolidated Subsidiary of FSIC II (“Merger Sub 3”) and FS/KKR Advisor, LLC, a Delaware limited liability company (the “Joint Advisor”).

RECITALS

A.    Each of CCT II, FSIC III, FSIC IV and FSIC II has previously elected to be regulated as a business development company (“BDC”), as defined in Section 2(a)(48) of the Investment Company Act, and the Joint Advisor is the investment adviser of each of CCT II, FSIC III, FSIC IV and FSIC II;

B.    Upon the terms and subject to the conditions set forth in this Agreement, FSIC III, FSIC II and Merger Sub 1 intend to merge Merger Sub 1 with and into FSIC III (“Merger 1A”), with FSIC III as the surviving company in Merger 1A (sometimes referred to in such capacity as “Surviving Company 1”).

C.    Immediately after Merger 1A, Surviving Company 1 shall merge with and into FSIC II (“Merger 1B”), with FSIC II as the surviving company in Merger 1B.

D.    Upon the terms and subject to the conditions set forth in this Agreement, CCT II, FSIC II and Merger Sub 2 intend to merge Merger Sub 2 with and into CCT II (“Merger 2A”), with CCT II as the surviving company in Merger 2A (sometimes referred to in such capacity as “Surviving Company 2”).

E.    Immediately after Merger 2A, Surviving Company 2 shall merge with and into FSIC II (“Merger 2B”), with FSIC II as the surviving company in Merger 2B.

F.    Upon the terms and subject to the conditions set forth in this Agreement, FSIC IV, FSIC II and Merger Sub 3 intend to merge Merger Sub 3 with and into FSIC IV (“Merger 3A”), with FSIC IV as the surviving company in Merger 3A (sometimes referred to in such capacity as “Surviving Company 3”).

G.    Immediately after Merger 3A, Surviving Company 3 shall merge with and into FSIC II (“Merger 3B” and, together with Merger 1A, Merger 1B, Merger 2A, Merger 2B and Merger 3A, the “Mergers”), with FSIC II as the surviving company in Merger 3B.

H.    The Board of Governors of FSIC III, including all of the Independent Governors of FSIC III, has unanimously (i) determined that (x) this Agreement and the terms of Merger 1A and Merger 1B and the related Transactions are advisable and in the best interests of FSIC III and (y) the interests of FSIC III’s existing stockholders will not be diluted as a result of the Transactions and (ii) approved this Agreement and the Transactions.

I.    The Board of Governors of CCT II, including all of the Independent Governors of CCT II, has unanimously (i) determined that (x) this Agreement and the terms of Merger 2A and Merger 2B and the related Transactions are advisable and in the best interests of CCT II and (y) the interests of CCT II’s existing stockholders will not be diluted as a result of the Transactions and (ii) approved this Agreement and the Transactions.

J.    The Board of Governors of FSIC IV, including all of the Independent Governors of FSIC IV, has unanimously (i) determined that (x) this Agreement and the terms of Merger 3A and Merger 3B and the related Transactions are advisable and in the best interests of FSIC IV and (y) the interests of FSIC IV’s existing stockholders will not be diluted as a result of the Transactions and (ii) approved this Agreement and the Transactions.

K.    The Board of Governors of FSIC II, including all of the Independent Governors of FSIC II, has unanimously (i) determined that (x) this Agreement and the terms of the Mergers and the related Transactions are advisable and in the best interests of FSIC II and (y) the interests of FSIC II’s existing stockholders will not be diluted as a result of the Transactions and (ii) approved this Agreement and the Transactions.

L.    The respective Boards of Governors of Merger Sub 1, Merger Sub 2, Merger Sub 3 and FSIC II, acting in FSIC II’s capacity as the sole stockholder of each of Merger Sub 1 and Merger Sub 3, have each approved this Agreement and the Transactions.

M.    Immediately following the execution and delivery of this Agreement, FSIC II, in its capacity as sole stockholder of Merger Sub 2, will adopt this Agreement and approve the Transactions.

N.    The parties intend the Mergers to be treated as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and the Treasury Regulations promulgated thereunder, and intend for this Agreement to constitute a “plan of reorganization” within the meaning of the Code.

O.    The parties desire to make certain representations, warranties, covenants and other agreements in connection with the Transactions and also to prescribe certain conditions to the Transactions.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and other agreements contained in this Agreement, the parties agree as follows:

ARTICLE I

THE MERGERS

1.1    The Mergers.

(a)    Subject to the terms and conditions of this Agreement, in accordance with the Maryland General Corporation Law (the “MGCL”), at Effective Time 1A, Merger Sub 1 shall merge with and into FSIC III, and the separate corporate existence of Merger Sub 1 shall cease. FSIC III shall be the surviving company in Merger 1A and shall continue its existence as a corporation under the Laws of the State of Maryland.

(b)    Immediately after the occurrence of Effective Time 1A and in accordance with the MGCL, Surviving Company 1 shall merge with and into FSIC II and the separate corporate existence of Surviving Company 1 shall cease and all outstanding shares of common stock of Surviving Company 1 shall be cancelled and no consideration shall be exchanged therefor. FSIC II shall be the surviving company in Merger 1B and shall continue its existence as a corporation under the Laws of the State of Maryland.

(c)    Subject to the terms and conditions of this Agreement, in accordance with the Delaware Statutory Trust Act and the General Corporation Law of the State of Delaware, at Effective Time 2A, Merger Sub 2 shall merge with and into CCT II, and the separate statutory trust existence of Merger Sub 2 shall cease. CCT II shall be the surviving company in Merger 2A and shall continue its existence as a trust under the Laws of the State of Delaware.

(d)    Immediately after the occurrence of Effective Time 2A and in accordance with the Delaware Statutory Trust Act and the MGCL, Surviving Company 2 shall merge with and into FSIC II and the separate trust existence of Surviving Company 2 shall cease and all outstanding common shares of beneficial interest of Surviving Company 2 shall be cancelled and no consideration shall be exchanged therefor. FSIC II shall be the surviving company in Merger 2B and shall continue its existence as a corporation under the Laws of the State of Maryland.

(e)    Subject to the terms and conditions of this Agreement, in accordance with the MGCL, at Effective Time 3A, Merger Sub 3 shall merge with and into FSIC IV, and the separate corporate existence of Merger Sub 3 shall cease. FSIC IV shall be the surviving company in Merger 3A and shall continue its existence as a corporation under the Laws of the State of Maryland.

(f)    Immediately after the occurrence of Effective Time 3A and in accordance with the MGCL, Surviving Company 3 shall merge with and into FSIC II and the separate corporate existence of Surviving Company 3 shall cease and all outstanding shares of common stock of Surviving Company 3 shall be cancelled and no consideration shall be exchanged therefor. FSIC II shall be the surviving company in Merger 3B and shall continue its existence as a corporation under the Laws of the State of Maryland.

1.2    Closing. On the terms and subject to the conditions set forth in this Agreement, the closing of the Mergers (the “Closing”) shall take place at 10:00 a.m., Eastern Time, at the offices of Dechert LLP, 2929 Arch Street, Philadelphia, Pennsylvania 19104, on the date that is five (5) Business Days after the satisfaction or waiver of the latest to occur of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), unless otherwise agreed in writing by the parties to this Agreement (the “Closing Date”).

1.3    Effective Times.

(a) Merger 1A shall become effective as set forth in the articles of merger (the “Articles of Merger 1A”) that shall be filed with, and accepted for record by, the State Department of Assessments and Taxation of Maryland (the “SDAT”) on the Closing Date. The term “Effective Time 1A” shall be the date and time when Merger 1A becomes effective as set forth in the Articles of Merger 1A.

(b) Merger 1B shall become effective as set forth in the articles of merger (the “Articles of Merger 1B”) that shall be filed with, and accepted for record by, the SDAT on the Closing Date. The term “Effective Time 1B” shall be the date and time when Merger 1B becomes effective as set forth in the Articles of Merger 1B.

(c) Merger 2A shall become effective upon the later of the date and time of filing of the certificate of merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware (the “DE SOS”) or such later date and time as may be specified in the Certificate of Merger as agreed to by the parties. The term “Effective Time 2A” shall be the date and time when Merger 2A becomes effective.

(d) Merger 2B shall become effective as set forth in the articles of merger (the “Articles of Merger 2B”) that shall be filed with, and accepted for record by, the SDAT on the Closing Date, and certificate of merger that shall be filed with, and accepted for record by, the DE SOS on the Closing Date. The term “Effective Time 2B” shall be the date and time when Merger 2B becomes effective as set forth in the Articles of Merger 2B.

(e) Merger 3A shall become effective as set forth in the articles of merger (the “Articles of Merger 3A”) that shall be filed with, and accepted for record by, the SDAT on the Closing Date. The term “Effective Time 3A” shall be the date and time when Merger 3A becomes effective as set forth in the Articles of Merger 3A.

(f) Merger 3B shall become effective as set forth in the articles of merger (the “Articles of Merger 3B”) that shall be filed with, and accepted for record by, the SDAT on the Closing Date. The term “Effective Time 3B” shall be the date and time when Merger 3B becomes effective as set forth in the Articles of Merger 3B.

1.4    Effects of the Mergers. At and after the Effective Time of each Merger, such Merger shall have the effects set forth in the Delaware Statutory Trust Act or the MGCL, as the case may be.

1.5    Conversions of Capital Stock.

(a)    At Effective Time 1A, by virtue of Merger 1A and without any action on the part of FSIC III, FSIC II or Merger Sub 1 or the holder of any of the following securities:

(i)    Each share of common stock, par value $0.001 per share, of Merger Sub 1 issued and outstanding immediately prior to Effective Time 1A shall be converted into one validly issued, fully paid and nonassessable share of common stock, par value $0.001 per share, of Surviving Company 1.

(ii)    All shares of common stock, par value $0.001 per share, of FSIC III (the “FSIC III Common Shares”) issued and outstanding immediately prior to Effective Time 1A that are owned by FSIC II or any of its Consolidated Subsidiaries (including Merger Sub 1) shall be cancelled and shall cease to exist and no common stock, par value $0.001 per share, of FSIC II (the “FSIC II Common Stock”) or any other consideration shall be delivered in exchange therefor (such shares, the “Cancelled FSIC III Shares”).

(iii)    Subject to Section 1.5(a)(v), each FSIC III Common Share, except for the Cancelled FSIC III Shares, shall be converted, in accordance with the procedures set forth in Article II, into the right to receive a number of shares of FSIC II Common Stock equal to Exchange Ratio 1 (“Merger Consideration 1”).

(iv)    All FSIC III Common Shares converted into the right to receive Merger Consideration 1 pursuant to this Article I shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of Effective Time 1A, and each such FSIC III Common Share, all of which are in non-certificated book-entry form, shall thereafter represent only the right to receive Merger Consideration 1, cash in lieu of fractional shares into which such FSIC III Common Shares represented in non-certificated book-entry form have been converted pursuant to Section 2.2 and any dividends or other distributions payable pursuant to Section 2.4(b)(i).

(v)    Exchange Ratio 1 shall be appropriately adjusted (to the extent not already taken into account in determining the Closing FSIC III Net Asset Value and/or the Closing FSIC II Net Asset Value, as applicable) to account for any Tax Dividends or if, between the Determination Date and Effective Time 1A, the respective outstanding shares of FSIC II Common Stock or outstanding FSIC III Common Shares shall have been increased or decreased or changed into or exchanged for a different number or kind of shares or securities, in each case as a result of any reclassification, recapitalization, stock split, reverse stock split, split-up, combination or exchange of shares, or if a stock dividend or dividend payable in any other securities shall be authorized and declared with a record date within such period. Nothing in this Section 1.5(a)(v) shall be construed to permit any party hereto to take any action that is otherwise prohibited or restricted by any other provision of this Agreement.

(b)    At Effective Time 1B, by virtue of Merger 1B and without any action on the part of Surviving Company 1 or FSIC II or the holder of any securities, all shares of common stock, par value $0.001 per share, of Surviving Company 1 issued and outstanding immediately prior to Effective Time 1B shall be cancelled and shall cease to exist and no shares of FSIC II Common Stock or any other consideration shall be delivered in exchange therefor.

(c)    At Effective Time 2A, by virtue of Merger 2A and without any action on the part of CCT II, FSIC II or Merger Sub 2 or the holder of any of the following securities:

(i)    Each share of common stock, par value $0.001 per share, of Merger Sub 2 issued and outstanding immediately prior to Effective Time 2A shall be converted into one validly issued, fully paid and nonassessable common share of beneficial interest, par value $0.001 per share, of Surviving Company 2.

(ii)    All common shares of beneficial interest, par value $0.001 per share, of CCT II (the “CCT II Common Shares”) issued and outstanding immediately prior to Effective Time 2A that are owned by FSIC II or any of its Consolidated Subsidiaries (including Merger Sub 2) shall be cancelled and shall cease to exist and no FSIC II Common Stock or any other consideration shall be delivered in exchange therefor (such shares, the “Cancelled CCT II Shares”).

(iii)    Subject to Section 1.5(c)(iv), each CCT II Common Share, except for the Cancelled CCT II Shares, shall be converted, in accordance with the procedures set forth in Article II, into the right to receive a number of shares of FSIC II Common Stock equal to Exchange Ratio 2 (“Merger Consideration 2”).

(iv)    All CCT II Common Shares converted into the right to receive Merger Consideration 2 pursuant to this Article I shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of Effective Time 2A, and each such CCT II Common Share, all of which are in non-certificated book-entry form, shall thereafter represent only the right to receive Merger Consideration 2, cash in lieu of fractional shares into which such CCT II Common Shares represented in non-certificated book-entry form have been converted pursuant to Section 2.2 and any dividends or other distributions payable pursuant to Section 2.4(b)(ii).

(v)    Exchange Ratio 2 shall be appropriately adjusted (to the extent not already taken into account in determining the Closing CCT II Net Asset Value and/or the Closing FSIC II Net Asset Value, as applicable) to account for any Tax Dividends or if, between the Determination Date and Effective Time 2A, the respective outstanding shares of FSIC II Common Stock or outstanding CCT II Common Shares shall have been increased or decreased or changed into or exchanged for a different number or kind of shares or securities, in each case as a result of any reclassification, recapitalization, stock split, reverse stock split, split-up, combination or exchange of shares, or if a stock dividend or dividend payable in any other securities shall be authorized and declared with a record date within such period. Nothing in this Section 1.5(c)(v) shall be construed to permit any party hereto to take any action that is otherwise prohibited or restricted by any other provision of this Agreement.

(d)    At Effective Time 2B, by virtue of Merger 2B and without any action on the part of Surviving Company 2 or FSIC II or the holder of any securities, all common shares of beneficial interest, par value $0.001 per share, of Surviving Company 2 issued and outstanding immediately prior to Effective Time 2B shall be cancelled and shall cease to exist and no shares of FSIC II Common Stock or any other consideration shall be delivered in exchange therefor.

(e)    At Effective Time 3A, by virtue of Merger 3A and without any action on the part of FSIC IV, FSIC II or Merger Sub 3 or the holder of any of the following securities:

(i)    Each share of common stock, par value $0.001 per share, of Merger Sub 3 issued and outstanding immediately prior to Effective Time 3A shall be converted into one validly issued, fully paid and nonassessable share of common stock, par value $0.001 per share, of Surviving Company 3.

(ii)    All shares of common stock, par value $0.001 per share, of FSIC IV (the “FSIC IV Common Shares”) issued and outstanding immediately prior to Effective Time 3A that are owned by FSIC II or any of its Consolidated Subsidiaries (including Merger Sub 3) shall be cancelled and shall cease to exist and no FSIC II Common Stock or any other consideration shall be delivered in exchange therefor (such shares, the “Cancelled FSIC IV Shares”).

(iii)    Subject to Section 1.5(e)(iv), each FSIC IV Common Share, except for the Cancelled FSIC IV Shares, shall be converted, in accordance with the procedures set forth in Article II, into the right to receive a number of shares of FSIC II Common Stock equal to Exchange Ratio 3 (“Merger Consideration 3”).

(iv)    All FSIC IV Common Shares converted into the right to receive Merger Consideration 3 pursuant to this Article I shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of Effective Time 3A, and each such FSIC IV Common Share, all of which are in non-certificated book-entry form, shall thereafter represent only the right to receive Merger Consideration 3, cash in lieu of fractional shares into which such FSIC IV Common Shares represented in non-certificated book-entry form have been converted pursuant to Section 2.2 and any dividends or other distributions payable pursuant to Section 2.4(b)(iii).

(v)    Exchange Ratio 3 shall be appropriately adjusted (to the extent not already taken into account in determining the Closing FSIC IV Net Asset Value and/or the Closing FSIC II Net Asset Value, as applicable) to account for any Tax Dividends or if, between the Determination Date and Effective Time 3A, the respective outstanding shares of FSIC II Common Stock or outstanding FSIC IV Common Shares shall have been increased or decreased or changed into or exchanged for a different number or kind of shares or securities, in each case as a result of any reclassification, recapitalization, stock split, reverse stock split, split-up, combination or exchange of shares, or if a stock dividend or dividend payable in any other securities shall be authorized and declared with a record date within such period. Nothing in this Section 1.5(e)(v) shall be construed to permit any party hereto to take any action that is otherwise prohibited or restricted by any other provision of this Agreement.

(f)    At Effective Time 3B, by virtue of Merger 3B and without any action on the part of Surviving Company 3 or FSIC II or the holder of any securities, all shares of common stock, par value $0.001 per share, of Surviving Company 3 issued and outstanding immediately prior to Effective Time 3B shall be cancelled and shall cease to exist and no shares of FSIC II Common Stock or any other consideration shall be delivered in exchange therefor.

1.6    Governing Documents of the Surviving Companies.

(a)    The charter of FSIC III and the bylaws of FSIC III, in each case as in effect immediately prior to Effective Time 1A, shall be the charter and the bylaws of Surviving Company 1 as of Effective Time 1A, until thereafter amended in accordance with applicable Law and the respective terms of such charter and bylaws, as applicable.

(b)    The charter of FSIC II and the bylaws of FSIC II, in each case as in effect immediately prior to Effective Time 1B, shall be the charter and the bylaws of FSIC II as of Effective Time 1B, until thereafter amended in accordance with applicable Law and the respective terms of such charter and bylaws, as applicable.

(c)    The declaration of trust of CCT II and the bylaws of CCT II, in each case as in effect immediately prior to Effective Time 2A, shall be the declaration of trust and the bylaws of Surviving Company 2 as of Effective Time 2A, until thereafter amended in accordance with applicable Law and the respective terms of such declaration of trust and bylaws, as applicable.

(d)    The charter of FSIC II and the bylaws of FSIC II, in each case as in effect immediately prior to Effective Time 2B, shall be the charter and the bylaws of FSIC II as of Effective Time 2B, until thereafter amended in accordance with applicable Law and the respective terms of such charter and bylaws, as applicable.

(e)    The charter of FSIC IV and the bylaws of FSIC IV, in each case as in effect immediately prior to Effective Time 3A, shall be the charter and the bylaws of Surviving Company 3 as of Effective Time 3A, until thereafter amended in accordance with applicable Law and the respective terms of such charter and bylaws, as applicable.

(f)    The charter of FSIC II and the bylaws of FSIC II, in each case as in effect immediately prior to Effective Time 3B, shall be the charter and the bylaws of FSIC II as of Effective Time 3B, until thereafter amended in accordance with applicable Law and the respective terms of such charter and bylaws, as applicable.

1.7    Trustees/Governors and Officers.

(a)    Articles of Merger 1A will provide that subject to applicable Law, the directors and officers of Merger Sub 1 immediately prior to Effective Time 1A shall be the trustees and officers of Surviving Company 1 and shall hold office until the next annual meeting of Surviving Company 1 and until their respective successors are duly elected and qualify, or their earlier death, resignation or removal.

(b)    The directors and officers of FSIC II immediately prior to Effective Time 1B shall be the directors and officers of FSIC II immediately after consummation of Merger 1B and shall hold office until their respective successors are duly elected and qualify, or their earlier death, resignation or removal.

(c)    Subject to applicable Law, the directors and officers of Merger Sub 2 immediately prior to Effective Time 2A shall be the directors and officers of Surviving Company 2 and shall hold office until the next annual meeting of Surviving Company 2 and until their respective successors are duly elected and qualify, or their earlier death, resignation or removal.

(d)    The directors and officers of FSIC II immediately prior to Effective Time 2B shall be the directors and officers of FSIC II immediately after consummation of Merger 2B and shall hold office until their respective successors are duly elected and qualify, or their earlier death, resignation or removal.

(e)    Articles of Merger 3A will provide that the directors and officers of Merger Sub 3 immediately prior to Effective Time 3A shall be the directors and officers of Surviving Company 3 and shall hold office until the next annual meeting of Surviving Company 3 and until their respective successors are duly elected and qualify, or their earlier death, resignation or removal.

(f)    The directors and officers of FSIC II immediately prior to Effective Time 3B shall be the directors and officers of FSIC II immediately after consummation of Merger 3B and shall hold office until their respective successors are duly elected and qualify, or their earlier death, resignation or removal.

1.8    Effect on FSIC II Common Stock. Each share of FSIC II Common Stock outstanding immediately prior to each Effective Time shall remain outstanding.

ARTICLE II

MERGER CONSIDERATION

2.1    Delivery of Evidence of FSIC II Common Stock. As soon as reasonably practicable after the applicable Effective Time, FSIC II shall deposit with its transfer agent evidence of book-entry shares representing FSIC II Common Stock issuable as Merger Consideration 1 pursuant to Section 1.5(a)(iii), Merger Consideration 2 pursuant to Section 1.5(c)(iii) or Merger Consideration 3 pursuant to 1.5(e)(iii), as applicable.

2.2    Fractional Shares. At the election of FSIC II, any holder of FSIC III Common Shares, CCT II Common Shares or FSIC IV Common Shares converted pursuant to the Mergers that would otherwise have been entitled to receive a fraction of a share of FSIC II Common Stock pursuant to Section 1.5(a), Section 1.5(c) or Section 1.5(e), as applicable, shall receive, in lieu thereof, cash (without interest) in an amount equal to the product of (i) such fractional part of a share of FSIC II Common Stock multiplied by (ii) the Closing FSIC II Net Asset Value. In such case, no fractional share of FSIC II Common Stock shall be issued upon the conversion of the applicable FSIC III Common Shares pursuant to Section 1.5(a), CCT II Common Shares pursuant to Section 1.5(c) or FSIC IV Common Shares pursuant to Section 1.5(e), and such fractional share interests shall not entitle the owner thereof to vote or to any rights of a holder of FSIC II Common Stock. For purposes of this Section 2.2, all fractional shares to which a single record holder would be entitled shall be aggregated and calculations shall be rounded to three decimal places.

2.3    Paying and Exchange Agent. Prior to the Closing, FSIC II shall appoint FSIC II’s transfer agent or other bank or trust company to act as exchange agent (the “Paying and Exchange Agent”) hereunder, pursuant to an agreement in a form reasonably acceptable to each of the parties. Following the Effective Time, FSIC II shall deposit, or shall cause to be deposited, with the Paying and Exchange Agent cash sufficient to pay the aggregate cash for fractional shares in accordance with Section 2.2. Any cash deposited with the Paying and Exchange Agent shall hereinafter be referred to as the “Exchange Fund.”

2.4    Delivery of Merger Consideration.

(a)    Each holder of record of FSIC III Common Shares (other than the Cancelled FSIC III Shares), CCT II Common Shares (other than the Cancelled CCT II Shares) or FSIC IV Common Shares (other than the Cancelled FSIC IV Shares) in book-entry form that were converted into the right to receive Merger Consideration 1, Merger Consideration 2 or Merger Consideration 3, as applicable, pursuant to Section 1.5(a)(iii), Section 1.5(c)(iii), or Section 1.5(e)(iii), as applicable, and any cash in lieu of fractional shares of FSIC II Common Stock to be issued or paid in consideration therefor and any dividends and other distributions pursuant to Section 2.4(b), shall, promptly after the applicable Effective Time, be entitled to receive Merger Consideration 1, Merger Consideration 2 or Merger Consideration 3, as the case may be, any cash in lieu of fractional shares of FSIC II Common Stock to be issued or paid in consideration therefor and any dividends or other distributions to which such holder is entitled pursuant to Section 2.4(b). The Exchange Fund shall not be used for any other purpose other than the purposes provided for in the immediately preceding sentence.

(b)    Subject to the effect of applicable abandoned property, escheat or similar Laws:

(i)    following Effective Time 1A, the record holder of FSIC III Common Shares (other than Cancelled FSIC III Shares) immediately prior to Effective Time 1A shall be entitled to receive, without interest, (A) the amount of dividends or other distributions with a record date after Effective Time 1A theretofore payable with respect to the whole shares of FSIC II Common Stock represented by such FSIC III Common Shares and not paid and/or (B) at the appropriate payment date, the amount of dividends or other distributions payable with respect to the whole shares of FSIC II Common Stock represented by such FSIC III Common Shares with a record date after Effective Time 1A (but before such surrender date) and with a payment date subsequent to the issuance of FSIC II Common Stock issuable with respect to such FSIC III Common Shares;

(ii)    following Effective Time 2A, the record holder of CCT II Common Shares (other than Cancelled CCT II Shares) immediately prior to Effective Time 2A shall be entitled to receive, without interest, (A) the amount of dividends or other distributions with a record date after Effective Time 2A theretofore payable with respect to the whole shares of FSIC II Common Stock represented by such CCT II Common Shares and not paid and/or (B) at the appropriate payment date, the amount of dividends or other distributions payable with respect to the whole shares of FSIC II Common Stock represented by such CCT II Common Shares with a record date after Effective Time 2A (but before such surrender date) and with a payment date subsequent to the issuance of FSIC II Common Stock issuable with respect to such CCT II Common Shares; and

(iii)    following Effective Time 3A, the record holder of FSIC IV Common Shares (other than Cancelled FSIC IV Shares) immediately prior to Effective Time 3A shall be entitled to receive, without interest, (A) the amount of dividends or other distributions with a record date after Effective Time 3A theretofore payable with respect to the whole shares of FSIC II Common Stock represented by such FSIC IV Common Shares and not paid and/or (B) at the appropriate payment date, the amount of dividends or other distributions payable with respect to the whole shares of FSIC II Common Stock represented by such FSIC IV Common Shares with a record date after Effective Time 3A (but before such surrender date) and with a payment date subsequent to the issuance of FSIC II Common Stock issuable with respect to such FSIC IV Common Shares.

2.5    No Further Ownership Rights. All Merger Consideration 1 paid by FSIC II in accordance with the terms of Article I and Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to FSIC III Common Shares in respect of which such Merger Consideration 1 was paid. From and after Effective Time 1A, the share transfer books of FSIC III shall be closed, and there shall be no further transfers on the share transfer books of

FSIC III of the FSIC III Common Shares that were issued and outstanding immediately prior to Effective Time 1A. All Merger Consideration 2 paid by FSIC II in accordance with the terms of Article I and Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to CCT II Common Shares in respect of which such Merger Consideration 2 was paid. From and after Effective Time 2A, the share transfer books of CCT II shall be closed, and there shall be no further transfers on the share transfer books of CCT II of the CCT II Common Shares that were issued and outstanding immediately prior to Effective Time 2A. All Merger Consideration 3 paid by FSIC II in accordance with the terms of Article I and Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to FSIC IV Common Shares in respect of which such Merger Consideration 3 was paid. From and after Effective Time 3A, the share transfer books of FSIC IV shall be closed, and there shall be no further transfers on the share transfer books of FSIC IV of the FSIC IV Common Shares that were issued and outstanding immediately prior to Effective Time 3A.

2.6    Net Asset Value Calculations.

(a)    FSIC III shall deliver to the other parties a calculation of (x) the net asset value per share of FSIC III as of a date mutually agreed between the parties, such date to be no earlier than 48 hours (excluding Sundays and holidays) prior to Effective Time 1A (such agreed date, the “Determination Date”), calculated in good faith as of such date and based on the same assumptions and methodologies, and applying the same categories of adjustments to net asset value (except as may be mutually agreed by the parties), historically used by FSIC III in preparing the calculation of the net asset value per share of FSIC III (with an accrual for any Tax Dividend declared by FSIC III and not yet paid) divided by (y) the number of FSIC III Common Shares issued and outstanding as of the Determination Date (such quotient, the “Closing FSIC III Net Asset Value”); provided that FSIC III shall update the calculation of the Closing FSIC III Net Asset Value in the event that the Closing is subsequently materially delayed or there is a material change to the Closing FSIC III Net Asset Value prior to the Closing and as needed to ensure the Closing FSIC III Net Asset Value is determined within 48 hours (excluding Sundays and holidays) prior to Effective Time 1A; provided further that the Board of Governors of FSIC III shall be required to approve, and the Joint Advisor shall certify in writing to the other parties, the calculation of the Closing FSIC III Net Asset Value.

(b)    CCT II shall deliver to the other parties a calculation of (x) the net asset value per share of CCT II as of the Determination Date, calculated in good faith as of such date and based on the same assumptions and methodologies, and applying the same categories of adjustments to net asset value (except as may be mutually agreed by the parties), historically used by CCT II in preparing the calculation of the net asset value per share of CCT II (with an accrual for any Tax Dividend declared by CCT II and not yet paid) divided by (y) the number of CCT II Common Shares issued and outstanding as of the Determination Date (such quotient, the “Closing CCT II Net Asset Value”); provided that CCT II shall update the calculation of the Closing CCT II Net Asset Value in the event that the Closing is subsequently materially delayed or there is a material change to the Closing CCT II Net Asset Value prior to the Closing and as needed to ensure the Closing CCT II Net Asset Value is determined within 48 hours (excluding Sundays and holidays) prior to Effective Time 2A; provided further that the Board of Governors of CCT II shall be required to approve, and the Joint Advisor shall certify in writing to the other parties, the calculation of the Closing CCT II Net Asset Value.

(c)    FSIC IV shall deliver to the other parties a calculation of (x) the net asset value per share of FSIC IV as of the Determination Date, calculated in good faith as of such date and based on the same assumptions and methodologies, and applying the same categories of adjustments to net asset value (except as may be mutually agreed by the parties), historically used by FSIC IV in preparing the calculation of the net asset value per share of FSIC IV (with an accrual for any Tax Dividend declared by FSIC IV and not yet paid) divided by (y) the number of FSIC IV Common Shares issued and outstanding as of the Determination Date (such quotient, the “Closing FSIC IV Net Asset Value”); provided that FSIC IV shall update the calculation of the Closing FSIC IV Net Asset Value in the event that the Closing is subsequently materially delayed or there is a material change to the Closing FSIC IV Net Asset Value prior to the Closing and as needed to ensure the Closing FSIC IV Net Asset Value is determined within 48 hours (excluding Sundays and holidays) prior to Effective Time 3A; provided further that the Board of Governors of FSIC IV shall be required to approve, and the Joint Advisor shall certify in writing to the other parties, the calculation of the Closing FSIC IV Net Asset Value.

(d)    FSIC II shall deliver to the other parties a calculation of (x) the net asset value per share of FSIC II as of the Determination Date, calculated in good faith as of such date and based on the same assumptions and methodologies, and applying the same categories of adjustments to net asset value (except as may be mutually agreed by the parties), historically used in preparing the calculation of the net asset value per share of FSIC II divided by (y) the number of shares of FSIC II Common Stock issued and outstanding as of the Determination Date (such quotient, the “Closing FSIC II Net Asset Value”); provided that FSIC II shall update the calculation of the Closing FSIC II Net Asset Value in the event that the Closing is subsequently materially delayed or there is a material change to the Closing FSIC II Net Asset Value prior to the Closing and as needed to ensure the Closing FSIC II Net Asset Value is determined within 48 hours (excluding Sundays and holidays) prior to Effective Time 1A; provided further that the Board of Governors of FSIC II shall be required to approve, and the Joint Advisor shall certify in writing to the other parties, the calculation of the Closing FSIC II Net Asset Value.

(e)    In connection with preparing the calculations provided pursuant to this Section 2.6, each of CCT II, FSIC III, FSIC IV and FSIC II will use the portfolio valuation methods approved by its respective Board of Governors for valuing the securities and other assets of CCT II, FSIC III, FSIC IV or FSIC II, as applicable, as of the Recent Date.

(f)    The Joint Advisor agrees to give each of CCT II, FSIC III, FSIC IV and FSIC II and its respective Representatives, upon reasonable request, reasonable access to the individuals who have prepared each calculation provided pursuant to this Section 2.6 and to the information, books, records, work papers and back-up materials used or useful in preparing each such calculation, including without limitation any reports prepared by valuation agents, in order to assist such party with its review of such calculation so long as such individuals remain employed by the Joint Advisor or its Affiliates.

2.7    Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to stockholders of CCT II, FSIC III or FSIC IV as of the first anniversary of the Closing Date may be paid to FSIC II, upon FSIC II’s written demand to the Paying and Exchange Agent. In such event, any former stockholders of CCT II, FSIC III or FSIC IV who have not theretofore complied with any applicable requirements to receive cash in lieu of fractional shares of FSIC II Common Stock shall thereafter look only to FSIC II with respect to such cash in lieu of fractional shares, without any interest thereon. Notwithstanding the foregoing, none of FSIC II, FSIC III, FSIC IV, CCT II, Surviving Company 1, Surviving Company 2, Surviving Company 3, Merger Sub 1, Merger Sub 2, Merger Sub 3, the Paying and Exchange Agent or any other Person shall be liable to any former holder of CCT II Common Shares, FSIC III Common Shares or FSIC IV Common Shares for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar Laws.

2.8    Withholding Rights. FSIC II or the Paying and Exchange Agent, as applicable, shall be entitled to deduct and withhold from amounts payable pursuant to this Agreement to any holder of CCT II Common Shares, FSIC III Common Shares or FSIC IV Common Shares such amounts as it determines in good faith are required to be deducted and withheld with respect to the making of such payment under the Code, or under any provision of state, local or foreign Tax Law. To the extent that amounts are so withheld and paid over to the appropriate Governmental Entity, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the recipient.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF CCT II, FSIC III AND FSIC IV

Except with respect to matters that have been Previously Disclosed, each of CCT II, FSIC III and FSIC IV (each, a “Company”), severally only as to itself, hereby represents and warrants to FSIC II and each other Company that:

3.1    Organization.

(a)    CCT II is a statutory trust duly organized and validly existing under the Laws of the State of Delaware and in good standing with the DE SOS. FSIC III is a corporation duly incorporated and validly existing under the Laws of the State of Maryland and in good standing with the SDAT. FSIC IV is a corporation duly incorporated and validly existing under the Laws of the State of Maryland and in good standing with the SDAT. Such Company has the requisite trust or corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business as a foreign corporation in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, in each case, other than as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to such Company. Such Company has duly elected to be regulated as a BDC, and such election has not been revoked or withdrawn and is in full force and effect.

(b)    True, complete and correct copies of the Governing Documents of such Company, as in effect as of the date of this Agreement, have previously been publicly filed by such Company.

(c)    Each Consolidated Subsidiary of such Company (i) is duly incorporated or duly formed, as applicable to each such Consolidated Subsidiary, and validly existing and in good standing under the Laws of its jurisdiction of organization, (ii) has the requisite corporate (or similar) power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted and (iii) is duly licensed or qualified to do business as a foreign corporation or other business entity in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, other than in the case of clauses (ii) and (iii), as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to such Company.

3.2    Capitalization.

(a)    The authorized capital stock of CCT II consists of (i) 1,000,000,000 shares of CCT II Common Stock, of which 12,209,073.317 were outstanding as of the close of business on May 29, 2019 (the “Capitalization Date”) and (ii) 100,000,000 shares of preferred stock, par value $0.001 per share, of which none were outstanding as of the Capitalization Date. The authorized capital stock of FSIC III consists of (i) 550,000,000 FSIC III Common Shares, of which 288,369,022.948 were outstanding as of the close of business on the Capitalization Date and (ii) 50,000,000 shares of preferred stock, par value $0.001 per share, of which none were outstanding as of the Capitalization Date. The authorized capital stock of FSIC IV consists of (i) 1,100,000,000 FSIC IV Common Shares, of which 31,408,671.647 were outstanding as of the close of business on the Capitalization Date and (ii) 50,000,000 shares of preferred stock, par value $0.001 per share, of which none were outstanding as of the Capitalization Date.

(b)    All of the issued and outstanding Applicable Common Shares have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability with respect to such Company attaching to the ownership thereof. As of the date of this Agreement, no Indebtedness having the right to vote on any matters on which stockholders of such Company may vote (“CCT II Voting Debt”, “FSIC III Voting Debt” or “FSIC IV Voting Debt”, as applicable) is issued or outstanding. As of the Capitalization Date, except pursuant to such Company’s distribution reinvestment plan, such

Company does not have and is not bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character (“Rights”) calling for the purchase or issuance of, or the payment of any amount based on, any Applicable Common Shares, Voting Debt or any other equity securities of such Company or any securities representing the right to purchase or otherwise receive any Applicable Common Shares, Voting Debt or other equity securities of such Company. There are no obligations of such Company or any of its Consolidated Subsidiaries (i) to repurchase, redeem or otherwise acquire any shares of capital stock of such Company, Voting Debt or any equity security of such Company or its Consolidated Subsidiaries or any securities representing the right to purchase or otherwise receive any shares of capital stock, Voting Debt or any other equity security of such Company or its Consolidated Subsidiaries or (ii) pursuant to which such Company or any of its Consolidated Subsidiaries is or could be required to register shares of such Company’s capital stock or other securities under the Securities Act. All of the Applicable Common Shares sold have been sold pursuant to an effective registration statement filed under the Securities Act or an appropriate exemption therefrom and in accordance with the Investment Company Act and, if applicable, state “blue sky” Laws.

(c)    All of the issued and outstanding shares of capital stock or other equity ownership interests of each Consolidated Subsidiary of such Company are owned by such Company, directly or indirectly, free and clear of any Liens, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (in respect of corporate entities) and free of preemptive rights. No Consolidated Subsidiary of the Company has or is bound by any outstanding Rights calling for the purchase or issuance of, or the payment of any amount based on, any shares of capital stock or any other equity security of such Consolidated Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Consolidated Subsidiary.

3.3    Authority; No Violation.

(a)    Such Company has all requisite trust or corporate power and authority to execute and deliver this Agreement and to consummate the Transactions. The execution and delivery of this Agreement and the consummation of the Transactions have been duly and validly approved by the Board of Governors of such Company, including all of the Independent Governors of such Company. The Board of Governors of such Company, including all of the Independent Governors of such Company, has unanimously determined that this Agreement and the terms of Mergers to which such Company is a party and the related Transactions are advisable and in the best interests of such Company, determined that the interests of such Company’s existing stockholders will not be diluted as a result of the Transactions, has approved the Applicable Matters and has directed that the Applicable Matters be submitted to such Company’s stockholders for approval at a duly held meeting of such stockholders (the “CCT II Stockholders Meeting”, the “FSIC III Stockholders Meeting” or the “FSIC IV Stockholders Meeting”, as applicable) and has adopted a resolution to the foregoing effect. Except for receipt of the applicable Requisite Vote, the Applicable Matters have been authorized by all necessary trust or corporate action. This Agreement has been duly and validly executed and delivered by such Company and (assuming due authorization, execution and delivery by the other parties to this Agreement) constitutes the valid and binding obligation of such Company, enforceable against such Company in accordance with its terms (except as may be limited by bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization or similar Laws of general applicability relating to or affecting the rights of creditors generally and subject to general principles of equity (the “Bankruptcy and Equity Exception”)).

(b)    Neither the execution and delivery of this Agreement by such Company, nor the consummation by such Company of the Transactions, nor performance of this Agreement by such Company, will (i) violate any provision of its Governing Documents or (ii) assuming that the consents, approvals and filings referred to in Section 3.3(a) and Section 3.4 are duly obtained and/or made, (A) violate any Law or Order applicable to such Company, any of its Consolidated Subsidiaries or (B) except as set forth in any Contract that was Previously Disclosed, violate, conflict with, result in a breach of or the loss of any benefit under, constitute a default (or an event that, with or without the giving of notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, require the consent, approval or authorization of, or notice to or filing with any third-party with respect to, or result in the creation of any Lien upon any of the respective properties or assets of such Company or any of its Consolidated Subsidiaries under, any of the terms, conditions or provisions of any Permit, Contract or other obligation to which such Company or any of its Consolidated Subsidiaries is a party or by which any of them or any of their respective properties or assets is bound except, with respect to clause (ii)(B), any such violation, conflict, breach, loss, default, termination, cancellation, acceleration, consent, approval or creation that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on such Company.

3.4    Governmental Consents. No consents or approvals of, or filings or registrations with, any Governmental Entity are necessary in connection with the consummation by such Company of the Mergers and the other Transactions, except for (i) the filing with the SEC of a joint proxy statement/prospectus in definitive form relating to the CCT II Stockholders Meeting, the FSIC II Stockholders Meeting, the FSIC III Stockholders Meeting and the FSIC IV Stockholders Meeting to be held in connection with this Agreement and the Transactions (the “Joint Proxy Statement/Prospectus”) and of a registration statement on Form N-14 or such other appropriate SEC form (the “Registration Statement”) in which the Joint Proxy Statement/Prospectus will be included as a prospectus, and declaration of effectiveness of the Registration Statement by the SEC, (ii) the Applicable Merger Filings, (iii) any notices or filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (iv) such filings and approvals, if any, as are required to be made or obtained under the securities or “blue sky” Laws of various states in connection with the issuance of the shares of FSIC II Common Stock pursuant to this Agreement, (v) the reporting of this Agreement on a Current Report on Form 8-K and (vi) any such consents, approvals, filings or registrations that the failure to obtain or make would not, individually or in the aggregate, reasonably be expected to be material to such Company and its Consolidated Subsidiaries, taken as a whole.

3.5    Reports.

(a)    Such Company has timely filed or furnished all forms, statements, certifications, reports and documents that it was required to file since January 1, 2016 (the “Applicable Date”) with the SEC (the “Applicable SEC Reports”). No Applicable SEC Report, at the time filed or furnished with the SEC, contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances in which they were made, not misleading. As of their respective dates, all Applicable SEC Reports complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto. None of the Consolidated Subsidiaries of such Company is required to make any filing with the SEC.

(b)    Neither such Company nor any of its Consolidated Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any Contract, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, any Governmental Entity that currently restricts in any material respect the conduct of its business (or to such Company’s knowledge that, upon consummation of the Mergers, would restrict in any material respect the conduct of the business of the applicable Surviving Company or any of its Consolidated Subsidiaries), or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit, risk management or compliance policies, its internal controls, its management or its business, other than those of general application that apply to similarly situated BDCs or their Consolidated Subsidiaries, nor has such Company or any of its Consolidated Subsidiaries been advised in writing or, to the knowledge of such Company, verbally, by any Governmental Entity that it is considering issuing, initiating, ordering, or requesting any of the foregoing.

(c)    Such Company has made available to the other parties to this Agreement all material correspondence with the SEC since the Applicable Date and, as of the date of this Agreement, to the knowledge of such Company (i) there are no unresolved comments from the SEC with respect to the Applicable SEC Reports or any SEC examination of such Company and (ii) none of the Applicable SEC Reports is subject to any ongoing review by the SEC.

3.6    Company Financial Statements.

(a)    The financial statements, including the related consolidated schedules of investments, of such Company and its Consolidated Subsidiaries included (or incorporated by reference) in the Applicable II SEC Reports (including the related notes, where applicable) (i) fairly present in all material respects the consolidated results of operations, cash flows, changes in stockholders’ equity and consolidated financial position of such Company and its Consolidated Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (except that unaudited statements may not contain notes and are subject to recurring year-end audit adjustments normal in nature and amount), (ii) have complied as to form, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto and (iii) have been prepared in all material respects in accordance with U.S. generally accepted accounting principles (“GAAP”) consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. Deloitte & Touche LLP has not resigned, threatened resignation or been dismissed as such Company’s independent public accountant as a result of or in connection with any disagreements with such Company on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(b)    Except for (A) liabilities reflected or reserved against on the consolidated audited balance sheet of such Company of December 31, 2018 included in the audited financial statements set forth in such Company’s annual report on Form 10-K for the year ended December 31, 2018 (the “Applicable Balance Sheet”), (B) liabilities reflected or reserved against on the Applicable Quarterly Balance Sheet, (C) liabilities incurred in the ordinary course of business since December 31, 2018, (D) liabilities incurred in connection with this Agreement and the Transactions, (E) liabilities otherwise disclosed in the Applicable SEC Reports and (F) liabilities that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to such Company, neither such Company nor any of its Consolidated Subsidiaries has any liabilities that would be required to be reflected or reserved against in the Applicable Balance Sheet or the Applicable Quarterly Balance Sheet in accordance with GAAP.

(c)    Neither such Company nor any of its Consolidated Subsidiaries is a party to or has any commitment to become a party to any off-balance sheet joint venture, partnership or similar contract with any unconsolidated Affiliate or “off-balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K promulgated under the Exchange Act) where the result or purpose of such contract or arrangement is to avoid disclosure of any material transaction involving, or material liabilities of such Company and its Consolidated Subsidiaries in the Applicable SEC Reports.

(d)    Since the Applicable Date, (i) neither such Company nor any of its Consolidated Subsidiaries nor, to the knowledge of such Company, any trustee, director, officer, auditor, accountant or representative of such Company or any of its Consolidated Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of such Company or any of its Consolidated Subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion or claim that such Company or any of its Consolidated Subsidiaries has engaged in questionable or illegal accounting or auditing practices or maintains inadequate internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act), and (ii) no attorney representing such Company or any of its Consolidated Subsidiaries, whether or not employed by such Company or any of its Consolidated Subsidiaries, has reported evidence of a material violation of securities Laws, breach of duty or similar violation by such Company or any of its trustees, directors, officers or agents to the Board of Governors of such Company or any committee thereof or to any trustee, director or officer of such Company.

(e)    Neither such Company nor any of its Consolidated Subsidiaries is a party to any securitization transaction with respect to the assets of such Company or its Consolidated Subsidiaries or off-balance sheet arrangement with respect to such Company (as defined in Item 303(a)(4) of Regulation S-K promulgated under the Exchange Act).

(f)    To such Company’s knowledge, since the Applicable Date, the Applicable Accounting Firms, which have expressed their opinions with respect to the financial statements of such Company and its Consolidated Subsidiaries included in the Applicable SEC Reports (including the related notes), have been (i) “independent” with respect to such Company and its Consolidated Subsidiaries within the meaning of Regulation S-X, and (ii) in compliance with subsections (g) through (l) of Section 10A of the Exchange Act and the related rules of the SEC and the Public Company Accounting Oversight Board.

(g)    The principal executive officer and principal financial officer of such Company have made all certifications required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 and any related rules and regulations promulgated by the SEC (collectively, the “Sarbanes-Oxley Act”), and the statements contained in any such certifications are complete and correct, and such Company is otherwise in compliance with all applicable effective provisions of the Sarbanes-Oxley Act.

(h)    Such Company has in all material respects:

(i)    designed and maintained a system of disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) promulgated under the Exchange Act) to ensure that all information (both financial and non-financial) required to be disclosed by such Company in the reports that it files or submits to the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information is accumulated and communicated to such Company’s management as appropriate to allow timely decisions regarding required disclosure and to allow such Company’s principal executive officer and principal financial officer to make the certifications required under the Exchange Act with respect to such reports;

(ii)    designed and maintained a system of internal controls over financial reporting sufficient to provide reasonable assurance concerning the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including reasonable assurance that (A) transactions are executed in accordance with management’s general or specific authorizations, (B) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets, (C) access to assets is permitted only in accordance with management’s general or specific authorization, (D) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences and (E) such Company’s management, with the participation of such Company’s principal executive and financial officers, has completed an assessment of the effectiveness of such Company’s internal controls over financial reporting for the fiscal year ended December 31, 2018 in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act, and such assessment concluded that such Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, using the framework specified in such Company’s annual report on Form 10-K for the fiscal year ended December 31, 2018;

(iii)    (A) disclosed, based on its most recent evaluation, to its auditors and the audit committee of the Board of Governors of such Company (1) any significant deficiencies or material weaknesses (as defined in the relevant Statement of Auditing Standards) in the design or operation of such Company’s internal controls over financial reporting that are reasonably likely to adversely affect its ability to record, process, summarize and report financial data and (2) any fraud, whether or not material, that involves management or other individuals who have a significant role in its internal controls over financial reporting and (B) identified for such Company’s auditors any material weaknesses in internal controls; and

(iv)    provided to FSIC II and each other Company true, complete and correct copies of any of the foregoing disclosures to its auditors or the audit committee of the Board of Governors of such Company that have been made in writing from the Applicable Date through the date hereof, and will promptly provide to the other parties to this Agreement true, complete and correct copies of any such disclosures that are made after the date hereof.

(i)    The fair market value of such Company’s investments as of the Recent Date (i) was determined in accordance with FASB Accounting Standards Codification, “Fair Value Measurements and Disclosures (Topic 820)”, issued by the Financial Accounting Standards Board and (ii) reflects a reasonable estimate of the fair value of such investments as determined in good faith, after due inquiry, by the Board of Governors of such Company.

(j)    To such Company’s knowledge, there is no fraud or suspected fraud affecting such Company involving management of such Company or employees of the Joint Advisor who have significant roles in such Company’s internal control over financial reporting, when such fraud could have a material effect on such Company’s consolidated financial statements.

3.7    Broker’s Fees. Except for J.P. Morgan Securities LLC, neither such Company nor any of its Consolidated Subsidiaries nor any of their respective directors, officers or agents has utilized any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Mergers or the other Transactions.

3.8    Absence of Changes or Events. Since December 31, 2018, (i) except as expressly permitted or required by or in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, the business of such Company and its Consolidated Subsidiaries has been conducted in the ordinary course of business and (ii) there has not been any Effect that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to such Company.

3.9    Compliance with Applicable Law; Permits.

(a)    Such Company and each of its Consolidated Subsidiaries is in compliance, and has been operated in compliance, in all material respects, with all applicable Laws, including, if and to the extent applicable, the Investment Company Act, the Securities Act and the Exchange Act other than as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to such Company. Such Company has not received any written or, to such Company’s knowledge, oral notification from a Governmental Entity of any material non-compliance with any applicable Laws, which non-compliance would, individually or in the aggregate, reasonably be expected to be material to such Company and its Consolidated Subsidiaries, taken as a whole. Such Company was fully qualified to sell the Applicable Common Shares in each jurisdiction in which such shares were registered and sold as of the time of the sale of the Applicable Common Stock, other than as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to such Company.

(b)    Such Company is in compliance, and since it commenced operations, has complied with its investment policies and restrictions and portfolio valuation methods, if any, as such policies and restrictions have been set forth in its registration statement (as amended from time to time) or reports that it has filed with the SEC under the Exchange Act and applicable Laws, if any, other than any non-compliance that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to such Company.

(c)    Such Company has written policies and procedures adopted pursuant to Rule 38a-1 under the Investment Company Act that are reasonably designed to prevent material violations of the “Federal Securities Laws,” as such term is defined in Rule 38a-1(e)(1) under the Investment Company Act. There have been no “Material Compliance Matters” for such Company, as such term is defined in Rule 38a-1(e)(2) under the Investment Company Act, other than those that have been reported to such Company’s Board of Governors and satisfactorily remedied or are in the process of being remedied or those that would not, individually or in the aggregate, reasonably be expected to be material to such Company and its Consolidated Subsidiaries, taken as a whole.

(d)    Such Company and each of its Consolidated Subsidiaries holds and is in compliance with all Permits required in order to permit such Company and each of its Consolidated Subsidiaries to own or lease their properties and assets and to conduct their businesses under and pursuant to all applicable Law as presently conducted, other than any failure to hold or non-compliance with any such Permit that would not, individually or in the aggregate, reasonably be expected to be material to such Company and its Consolidated Subsidiaries, taken as a whole. All such Permits are valid and in full force and effect, except as would not, individually or in the aggregate, reasonably be expected to be material to such Company and its Consolidated Subsidiaries, taken as a whole. Such Company has not received any written or, to such Company’s knowledge, oral notification from a Governmental Entity of any material non-compliance with any such Permits, and no Proceeding is pending or threatened in writing to suspend, cancel, modify, revoke or materially limit any such Permits, which Proceeding would, individually or in the aggregate, reasonably be expected to be material to such Company and its Consolidated Subsidiaries, taken as a whole.

(e)    No “affiliated person” (as defined under the Investment Company Act) of such Company has been subject to disqualification to serve in any capacity contemplated by the Investment Company Act for any investment company (including a BDC) under Sections 9(a) and 9(b) of the Investment Company Act, unless, in each case, such Person has received exemptive relief from the SEC with respect to any such disqualification. There is no material Proceeding pending and served or, to the knowledge of such Company, threatened that would result in any such disqualification.

(f)    The minute books and other similar records of such Company contain a true and complete record in all material respects of all action taken at all meetings and by all written consents in lieu of meetings of the stockholders of such Company, the Board of Governors of such Company and any committees of the Board of Governors of such Company.

3.10    State Takeover Laws. No restrictions on “business combinations” set forth in any “moratorium,” “control share,” “fair price,” “takeover” or “interested stockholder” Law (any such Laws, “Takeover Statutes”) are applicable to this Agreement, the Mergers or the other Transactions.

3.11    Company Information. None of the information supplied or to be supplied by such Company for inclusion or incorporation by reference in (i) the Registration Statement will, at the time the Registration Statement is filed with the SEC, at any time the Registration Statement is amended or supplemented or at the time the Registration Statement becomes effective under the Securities Act, or (ii) the Joint Proxy Statement/Prospectus will, at the date the Joint Proxy Statement/Prospectus or any amendment or supplement is first mailed to the stockholders of CCT II, FSIC III, FSIC IV or FSIC II or at the time of the Applicable Stockholders Meeting, in each case, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading, except that no representation or warranty is made by such Company with respect to information supplied by the other parties to this Agreement for inclusion or incorporation by reference in the Registration Statement or the Joint Proxy Statement/Prospectus.

3.12    Taxes and Tax Returns.

(a)    Such Company and each of its Consolidated Subsidiaries has duly and timely filed (taking into account all applicable extensions) all material Tax Returns required to be filed by it on or prior to the date of this Agreement (all such Tax Returns being accurate and complete in all material respects), has paid all material Taxes shown thereon as arising and has duly paid or made provision for the payment of all material Taxes that have been incurred or are due or claimed to be due from it by federal, state, foreign or local taxing authorities other than Taxes that are not yet delinquent or are being contested in good faith, have not been finally determined and have been adequately reserved against under GAAP. No material Tax Return of such Company or any of its Consolidated Subsidiary has been examined by the Internal Revenue Service (the “IRS”) or other relevant taxing authority. There are no material disputes pending, or written claims asserted, for Taxes or assessments upon such Company or any of its Consolidated Subsidiaries for which such Company does not have reserves that are adequate under GAAP. Neither such Company nor any of its Consolidated Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among such Company and its Consolidated Subsidiaries). Within the past five years (or otherwise as part of a “plan (or series of related transactions)” within the meaning of Section 355(e) of the Code of which the Merger is also a part), neither such Company nor any of its Consolidated Subsidiaries has been a “distributing corporation” or a “controlled corporation” in a distribution of stock which qualified or was intended to qualify under Section 355(a) of the Code and to which Section 355 of the Code (or so much of Section 356 of the Code, as it relates to Section 355 of the Code) applied or was intended to apply. Neither such Company nor any of its Consolidated Subsidiaries is required to include in income any adjustment pursuant to Section 481(a) of the Code, no such adjustment has been proposed by the IRS and no pending request for permission to change any accounting method has been submitted by such Company or any of its Consolidated Subsidiaries. Neither such Company nor any of its Consolidated Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2). Within the past seven years, if such Company or any of its Consolidated Subsidiaries has participated in a “reportable transaction” within the meaning of Treasury Regulations Section 1.6011-4(b), such entity has properly disclosed such transaction in accordance with the applicable Tax regulations.

(b)    Such Company made a valid election under Part I of Subchapter M of Subtitle A, Chapter 1, of the Code to be taxed as a “regulated investment company” (a “RIC”). such Company has qualified as a RIC at all times since the beginning of its taxable year ending December 31, 2016 and expects to continue to so qualify through the Effective Time. No challenge to such Company’s status as a RIC is pending or has been threatened orally or in writing. For each taxable year of such Company ending on or before the Effective Time, such Company has satisfied the distribution requirements imposed on a regulated investment company under Section 852 of the Code (assuming for these purposes that any Tax Dividend declared by such Company after the date of this Agreement has been timely paid).

(c)    Such Company and its Consolidated Subsidiaries have complied in all material respects with all applicable Laws relating to the payment and withholding of Taxes and have, within the time and in the manner prescribed by applicable Law, in all material respects, withheld from and paid over all amounts required to be so withheld and paid over under applicable Laws.

(d)    Such Company is not aware of any fact or circumstance that could reasonably be expected to prevent the Mergers from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(e)    Such Company has no “earnings and profits” for U.S. federal income Tax purposes described in Section 852(a)(2)(B) of the Code.

(f)    Such Company is not now and will not be subject to corporate-level income taxation on the sale, transfer or other disposition of its assets currently held as a result of the application of Section 337(d) of the Code or the Treasury Regulations promulgated thereunder.

(g)    No claim has been made in writing by a taxing authority in a jurisdiction where such Company or any of its Consolidated Subsidiaries does not file Tax Returns that such Company or any such Consolidated Subsidiary is or may be subject to taxation by that jurisdiction, and which, if upheld, would reasonably result in a material Tax liability.

(h)    Neither such Company nor any of its Consolidated Subsidiaries has, or has ever had, a permanent establishment in any country other than the United States.

(i)    Neither such Company nor any of its Consolidated Subsidiaries has requested a private letter ruling from the IRS or comparable rulings from other taxing authorities.

(j)    Neither such Company nor any of its Consolidated Subsidiaries has any liability for the Taxes of another Person other than such Company and its Consolidated Subsidiaries under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee, successor or payable pursuant to a contractual obligation.

(k)    Neither such Company nor any of its Consolidated Subsidiaries has ever been a member of a consolidated, combined or unitary Tax group (other than such a group the common parent of which is such Company or any of its Consolidated Subsidiaries).

(l)    There are no material Liens for Taxes (other than Taxes not yet due and payable) upon any of the assets of such Company or any of its Consolidated Subsidiaries.

3.13    Litigation. There are no material Proceedings pending or, to such Company’s knowledge, threatened against such Company or any of its Consolidated Subsidiaries. There is no Order binding upon such Company or any of its Consolidated Subsidiaries other than such Orders as would not, individually or in the aggregate, reasonably be expected to be material to such Company and its Consolidated Subsidiaries, taken as a whole.

3.14    Employee Matters. Neither such Company nor any of its Consolidated Subsidiaries has (i) any employees or (ii) any “employee benefit plans” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended, or any employment, bonus, incentive, vacation, stock option or other equity based, severance, termination, retention, change of control, profit sharing, fringe benefit, health, medical or other similar plan, program or agreement (collectively, “Employee Benefit Plans”).

3.15    Certain Contracts.

(a)    Such Company has Previously Disclosed a complete and accurate list of, and true and complete copies have been delivered or made available (including via EDGAR) to the other parties to this Agreement of, all Contracts (collectively, the “Applicable Material Contracts”) to which, as of the date hereof, such Company or any of its Consolidated Subsidiaries is a party, or by which such Company or any of its Consolidated Subsidiaries may be bound, or, to the knowledge of such Company, to which it or any of its Consolidated Subsidiaries or their respective assets or properties may be subject, with respect to:

(i)    any Contract that is a “material contract” within the meaning of Item 601(b)(10) of the SEC’s Regulation S-K or that is material to such Company or its financial condition or results of operations;

(ii)    any loans or credit agreements, mortgages, indentures and other agreements and instruments pursuant to which any Indebtedness of such Company or any of its Consolidated Subsidiaries in an aggregate principal amount in excess of $500,000 is outstanding or may be incurred, or any guarantee by such Company or any of its Consolidated Subsidiaries of any Indebtedness in an aggregate principal amount in excess of $500,000;

(iii)    any Contract that creates future payment obligations in excess of $250,000 and that by its terms does not terminate, or is not terminable upon notice, without penalty within 90 days or less, or any Contract that creates or would create a Lien on any asset of such Company or its Consolidated Subsidiaries (other than Liens consisting of restrictions on transfer agreed to in respect of investments entered into in the ordinary course of business or as would not, individually or in the aggregate, reasonably be expected to be material to such Company and its Consolidated Subsidiaries, taken as a whole);

(iv)    except with respect to investments set forth in the Applicable SEC Reports, any partnership, limited liability company, joint venture or other similar Contract that is not entered into in the ordinary course of business and is material to such Company and its Consolidated Subsidiaries, taken as a whole;

(v)    any non-competition or non-solicitation Contract or any other Contract that limits, purports to limit, or would reasonably be expected to limit in each case in any material respect the manner in which, or the localities in which, any material business of such Company and its Consolidated Subsidiaries, taken as a whole, is or could be conducted or the types of business that such Company and its Consolidated Subsidiaries conducts or may conduct;

(vi)    any Contract relating to the acquisition or disposition of any business or operations (whether by merger, sale of stock, sale of assets or otherwise) involving value in excess of $250,000 (individually or together with all related Contracts) as to which there are any ongoing obligations or that was entered into on or after the Applicable Date other than Contracts entered into in the ordinary course of business with respect to investments set forth in the Applicable SEC Reports;

(vii)    any Contract that obligates such Company or any of its Consolidated Subsidiaries to conduct any business that is material to such Company and its Consolidated Subsidiaries, taken as a whole, on an exclusive basis with any third party, or upon consummation of the Mergers, will obligate any Surviving Company or any of its Consolidated Subsidiaries to conduct business with any third-party on an exclusive basis; or

(viii)    any Contract with a Governmental Entity.

(b)    Each Material Contract is (x) valid and binding on such Company or its applicable Consolidated Subsidiary and, to such Company’s knowledge, each other party thereto, (y) enforceable in accordance with its terms (subject to the Bankruptcy and Equity Exception), and (z) is in full force and effect other than in each case as would not, individually or in the aggregate, reasonably be expected to be material to such Company and its Consolidated Subsidiaries, taken as a whole. The investment advisory agreement between such Company and the Joint Advisor has been approved by the Board of Governors and stockholders of such Company in accordance with Section 15 of the Investment Company Act. Neither such Company nor any of its Consolidated Subsidiaries nor, to such Company’s knowledge, any other party thereto, is in material breach of any provisions of or in default (or, with the giving of notice or lapse of time or both, would be in default) under, and has not taken any action resulting in the termination of, acceleration of performance required by, or resulting in a right of termination or acceleration under, any Material Contract other than as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to such Company. No Material Contract has been amended, modified or supplemented other than as would not, individually or in the aggregate, reasonably be expected to be material to such Company and its Consolidated Subsidiaries, taken as a whole. No event has occurred with respect to such Company or any of its Consolidated Subsidiaries that, with or without the giving of notice, the lapse of time or both, would constitute a breach or default under any Material Contract other than as would not, individually or in the aggregate, reasonably be expected to be material to such Company and its Consolidated Subsidiaries, taken as a whole.

3.16    Insurance Coverage. All Applicable Insurance Policies of such Company, including the fidelity bond required by the Investment Company Act, are in full force and effect and all premiums due and payable with respect to any such Applicable Insurance Policy have been paid. Neither such Company nor any of its Consolidated Subsidiaries has received written notice of cancellation of any Applicable Insurance Policy.

3.17    Intellectual Property. Such Company and its Consolidated Subsidiaries own, possess or have a valid license or other adequate rights to use all Applicable Intellectual Property Rights, except where the failure to own, possess or have adequate rights would not, individually or in the aggregate, reasonably be expected to be material to such Company and its Consolidated Subsidiaries, taken as a whole. No claims are pending for which such Company has received written notice or, to the knowledge of such Company, threatened (i) that such Company or any of its Consolidated Subsidiaries is infringing or otherwise violating the rights of any Person with regard to any Intellectual Property Right, or (ii) that any Applicable Intellectual Property Right is invalid or unenforceable. To the knowledge of such Company, no Person is infringing, misappropriating or using without authorization the rights of such Company or any of its Consolidated Subsidiaries with respect to any Intellectual Property Right, except as would not, individually or in the aggregate, reasonably be expected to be material to such Company and its Consolidated Subsidiaries, taken as a whole.

3.18    Environmental Matters. There are no material Proceedings of any kind, pending or, to the knowledge of such Company, threatened, against such Company or any of its Consolidated Subsidiaries, arising under any Environmental Law. There are no Orders by or with any Governmental Entity, imposing any material liability or obligation on such Company or any of its Consolidated Subsidiaries under or in respect of any Environmental Law. There are and have been no Hazardous Substances or other conditions related thereto at any property owned or premises leased by such Company or any of its Consolidated Subsidiaries during the period of such Company’s or its Consolidated Subsidiary’s ownership or lease that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to such Company. None of such Company’s nor any of its Consolidated Subsidiaries have entered into any Contract to provide indemnification to any third party pursuant to Environmental Laws in relation to any property previously owned by such Company or any of its Consolidated Subsidiaries.

3.19    Real Property. Neither such Company nor any of its Consolidated Subsidiaries owns or leases any real property.

3.20    Investment Assets. Each of such Company and its Consolidated Subsidiaries has good title to all securities, Indebtedness and other financial instruments owned by it, free and clear of any material Liens, except to the extent such securities, Indebtedness or other financial instruments, as applicable, are pledged to secure obligations of such Company or its Consolidated Subsidiaries under the credit facilities which have been Previously Disclosed and except for Liens consisting of restrictions on transfer agreed to in respect of investments entered into in the ordinary course of business. As of the date of this Agreement, the value of investments owned by such Company that are “qualifying investments” for purposes of Section 55(a) of the Investment Company Act is greater than 70% of the value of such Company’s total assets (other than assets described in Section 55(a)(7) of the Investment Company Act).

3.21    Appraisal Rights. If the amendment to the Applicable Charter contemplated by the Applicable Matters is approved by the applicable Requisite Vote, no appraisal rights shall be available to holders of Applicable Common Shares in connection with the Transactions.

3.22    Valuation. Except as may be mutually agreed by the parties, the value of each investment asset owned by such Company that is used in connection with the computations made by such Company pursuant to Section 2.6 will be determined in accordance with the valuation policies and procedures approved by the Board of Governors of such Company as of the Recent Date and set forth in such Company’s compliance policies and procedures and no exceptions to such valuation policies and procedures have been or will be permitted in valuing such assets in connection with the computations pursuant to Section 2.6 for purposes of this Agreement, and the value of all assets owned by such Company other than investment assets that are used in connection with the computations made by such Company pursuant to Section 2.6 will be determined in accordance with GAAP. Except as may be mutually agreed by the parties, all valuations made by third-party valuation agents for such purposes will be made only by valuation agents that have been approved by the Board of Governors of such Company as of the Recent Date. Except as may be mutually agreed by the parties, the fair value of any portfolio securities for which fair value determinations were made by the Board of Governors of such Company for purposes of such computations were or will be determined by such Board of Governors in good faith in accordance with the valuation methods set forth in such Company’s valuation policies and procedures adopted by its Board of Governors as of the Recent Date.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF FSIC II

Except with respect to matters that have been Previously Disclosed, FSIC II hereby represents and warrants to each Company that:

4.1    Organization.

(a)    Each of FSIC II, Merger Sub 1 and Merger Sub 3 is a corporation duly incorporated and validly existing under the Laws of the State of Maryland and in good standing with the SDAT. Merger Sub 2 is a Delaware corporation duly incorporated and validly existing under the Laws of the State of Delaware and in good standing with the DE SOS. Each of FSIC II, Merger Sub 1, Merger Sub 2 and Merger Sub 3 has the requisite corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business as a foreign corporation in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, in each case, other than as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to FSIC II. FSIC II has duly elected to be regulated as a BDC and such election has not been revoked or withdrawn and is in full force and effect.

(b)    True, complete and correct copies of the Articles of Amendment and Restatement (and Articles Supplementary) of FSIC II (the “FSIC II Charter”) and the Third Amended and Restated Bylaws of FSIC II (the “FSIC II Bylaws”), as in effect as of the date of this Agreement, have previously been publicly filed by FSIC II.

(c)    Each Consolidated Subsidiary of FSIC II (i) is duly incorporated or duly formed, as applicable to each such Consolidated Subsidiary, and validly existing and in good standing under the Laws of its jurisdiction of organization, (ii) has the requisite corporate (or similar) power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted and (iii) is duly licensed or qualified to do business as a foreign corporation or other business entity in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, other than in the case of clauses (ii) and (iii), as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to FSIC II.

4.2    Capitalization.

(a)    The authorized capital stock of FSIC II consists of (i) 450,000,000 shares of FSIC II Common Stock, of which 324,182,415.057 were outstanding as of the close of business on the Capitalization Date and (ii) 50,000,000 shares of preferred stock, par value $0.001 per share, of which none were outstanding as of the Capitalization Date. All of the issued and outstanding shares of FSIC II Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability with respect to FSIC II attaching to the ownership thereof. All of the shares of FSIC II Common Stock constituting Merger Consideration 1, Merger Consideration 2 and Merger Consideration 3 will be, when issued pursuant to the terms of the applicable Merger, duly authorized and validly issued and fully paid, nonassessable and free of preemptive rights, with no personal liability with respect to FSIC II attaching to the ownership thereof. As of the date of this Agreement, no Indebtedness having the right to vote on any matters on which stockholders of FSIC II may vote (“FSIC II Voting Debt”) is issued or outstanding. As of the Capitalization Date, except pursuant to FSIC II’s distribution reinvestment plan, FSIC II does not have and is not bound by any Rights calling for the purchase or issuance of, or the payment of any amount based on, any shares of FSIC II Common Stock, FSIC II Voting Debt or any other equity securities of FSIC II or any securities representing the right to purchase or otherwise receive any shares of FSIC II Common Stock, FSIC II Voting Debt or other equity securities of FSIC II. There are no obligations of FSIC II or any of its Consolidated Subsidiaries (i) to repurchase, redeem or otherwise acquire any shares of capital stock of FSIC II, FSIC II Voting Debt or any equity security of FSIC II or its Consolidated Subsidiaries or any securities representing the right to purchase or otherwise receive any shares of capital stock, FSIC II Voting Debt or any other equity security of FSIC II or its Consolidated Subsidiaries or (ii) pursuant to which FSIC II or any of its Consolidated Subsidiaries is or could be required to register shares of FSIC II capital stock or other securities under the Securities Act. All of FSIC II Common Stock sold has been sold pursuant to an effective registration statement filed under the Securities Act or an appropriate exemption therefrom and in accordance with the Investment Company Act, and, if applicable state “blue sky” Laws.

(b)    All of the issued and outstanding shares of capital stock or other equity ownership interests of each Consolidated Subsidiary of FSIC II are owned by FSIC II, directly or indirectly, free and clear of any Liens, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (in respect of corporate entities) and free of preemptive rights. No Consolidated Subsidiary of FSIC II has or is bound by any outstanding Rights calling for the purchase or issuance of, or the payment of any amount based on, any shares of capital stock or any other equity security of such Consolidated Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Consolidated Subsidiary.

4.3    Authority; No Violation.

(a)    Each of FSIC II, Merger Sub 1, Merger Sub 2 and Merger Sub 3 has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the Transactions. The execution and delivery of this Agreement and the consummation of the Transactions have been duly and validly approved by the Boards of Governors of each of FSIC II, including all of the Independent Governors of FSIC II, Merger Sub 1, Merger Sub 2 and Merger Sub 3. The Board of Governors of FSIC II, including all of the Independent Governors of FSIC II, has unanimously determined that this Agreement and the terms of the Mergers and the related Transactions are advisable and in the best interests of FSIC II, determined that the interests of FSIC II’s existing stockholders will not be diluted as a result of the Transactions, has approved the FSIC II Matters and has directed that the FSIC II Matters be submitted to FSIC II’s stockholders for approval at a duly held meeting of such stockholders (the “FSIC II Stockholders Meeting”) and has adopted a resolution to the foregoing effect. Except for receipt of the FSIC II Requisite Vote and the adoption of this Agreement by FSIC II, in its capacity as sole stockholder of Merger Sub 2, the Mergers and the other Transactions have been authorized by all necessary corporate action. This Agreement has been duly and validly executed and delivered by FSIC II, Merger Sub 1, Merger Sub 2 and Merger Sub 3 and (assuming due authorization, execution and delivery by each Company) constitutes the valid and binding obligation of each of FSIC II, Merger Sub 1, Merger Sub 2, and Merger Sub 3, enforceable against each of FSIC II, Merger Sub 1, Merger Sub 2 and Merger Sub 3 in accordance with its terms (except as may be limited by the Bankruptcy and Equity Exception).

(b)    Neither the execution and delivery of this Agreement by FSIC II, Merger Sub 1, Merger Sub 2 or Merger Sub 3, nor the consummation by FSIC II, Merger Sub 1, Merger Sub 2 or Merger Sub 3 of the Transactions, nor performance of this Agreement by FSIC II, Merger Sub 1, Merger Sub 2 or Merger Sub 3 will (i) violate any provision of the FSIC II Charter, FSIC II Bylaws or the governing documents of Merger Sub 1, Merger Sub 2 or Merger Sub 3 or (ii) assuming that the consents, approvals and filings referred to in Section 3.3(a) and Section 3.4 are duly obtained and/or made, (A) violate any Law or Order applicable to FSIC II or any of its Consolidated Subsidiaries or (B) except as set forth in any Contract that was Previously Disclosed, violate, conflict with, result in a breach of or the loss of any benefit under, constitute a default (or an event that, with or without the giving of notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, require the consent, approval or authorization of, or notice to or filing with any third-party with respect to, or result in the creation of any Lien upon any of the respective properties or assets of FSIC II or any of its Consolidated Subsidiaries under, any of the terms, conditions or provisions of any Permit, Contract or other obligation to which FSIC II or any of its Consolidated Subsidiaries is a party or by which any of them or any of their respective properties or assets is bound except, with respect to clause (ii)(B), any such violation, conflict, breach, loss, default, termination, cancellation, acceleration, consent, approval or creation that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on FSIC II.

4.4    Governmental Consents. No consents or approvals of, or filings or registrations with, any Governmental Entity are necessary in connection with the consummation by FSIC II, Merger Sub 1, Merger Sub 2 or Merger Sub 3 of the Mergers and the other Transactions, except for (i) the filing with the SEC of the Joint Proxy Statement/Prospectus and the Registration Statement in which the Joint Proxy Statement/Prospectus will be included as a prospectus, and declaration of effectiveness of the Registration Statement by the SEC, (ii) (x) the filing of the Certificates of Merger with, and the acceptance for the record of the Certificate of Merger by, the DE SOS, in respect of Merger 1A and Merger 1B, (y) the filing of the applicable Articles of Merger with, and the acceptance for record of the applicable Articles of Merger by, the SDAT, in respect of Merger 1B, Merger 2A, Merger 2B, Merger 3A and Merger 3B, (iii) any notices or filings under the HSR Act, (iv) such filings and approvals, if any, as are required to be made or obtained under the securities or “blue sky” Laws of various states in connection with the issuance of the shares of FSIC II Common Stock pursuant to this Agreement, (v) the reporting of this Agreement on a Current Report on Form 8-K and (vi) any such consents, approvals, filings or registrations that the failure to obtain or make would not, individually or in the aggregate, reasonably be expected to be material to FSIC II and its Consolidated Subsidiaries, taken as a whole.

4.5    Reports.

(a)    FSIC II has timely filed or furnished all forms, statements, certifications, reports and documents that it was required to file since the Applicable Date with the SEC (such filings since the Applicable Date, the “FSIC II SEC Reports”). No FSIC II SEC Report, at the time filed or furnished with the SEC, contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances in which they were made, not misleading. As of their respective dates, all FSIC II SEC Reports complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto. None of the Consolidated Subsidiaries of FSIC II is required to make any filing with the SEC.

(b)    Neither FSIC II nor any of its Consolidated Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any Contract, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, any Governmental Entity that currently restricts in any material respect the conduct of its business (or to FSIC II’s knowledge that, upon consummation of the Merger, would restrict in any material respect the conduct of the business of FSIC II or any of its Consolidated Subsidiaries), or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit, risk management or compliance policies, its internal controls, its management or its business, other than those of general application that apply to similarly situated BDCs or their Consolidated Subsidiaries, nor has FSIC II or any of its Consolidated Subsidiaries been advised in writing or, to the knowledge of FSIC II, verbally, by any Governmental Entity that it is considering issuing, initiating, ordering, or requesting any of the foregoing.

(c)    FSIC II has made available to each Company all material correspondence with the SEC since the Applicable Date and, as of the date of this Agreement, to the knowledge of FSIC II, (i) there are no unresolved comments from the SEC with respect to the FSIC II SEC Reports or any SEC examination of FSIC II and (ii) none of the FSIC II SEC Reports is subject to any ongoing review by the SEC.

4.6    FSIC II Financial Statements.

(a)    The financial statements, including the related consolidated schedules of investments, of FSIC II and its Consolidated Subsidiaries included (or incorporated by reference) in the FSIC II SEC Reports (including the related notes, where applicable): (i) fairly present in all material respects the consolidated results of operations, cash flows, changes in stockholders’ equity and consolidated financial position of FSIC II and its Consolidated Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (except that unaudited statements may not contain notes and are subject to recurring year-end audit adjustments normal in nature and amount), (ii) have complied as to form, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto and (iii) have been prepared in all material respects in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. Deloitte & Touche LLP has not resigned, threatened resignation or been dismissed as FSIC II’s independent public accountant as a result of or in connection with any disagreements with FSIC II on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(b)    Except for (A) liabilities reflected or reserved against on the consolidated audited balance sheet of FSIC II as of December 31, 2018 included in the audited financial statements set forth in FSIC II’s annual report on Form 10-K for the year ended December 31, 2018 (the “FSIC II Balance Sheet”), (B) liabilities reflected or reserved against on the consolidated unaudited balance sheet of FSIC II as of March 31, 2019 included in the unaudited financial statements set forth in FSIC II’s quarterly report on Form 10-Q for the quarterly period ended March 31, 2019 (the “FSIC II Quarterly Balance Sheet”), (C) liabilities incurred in the ordinary course of business since December 31, 2018, (D) liabilities incurred in connection with this Agreement and the Transactions, (E) liabilities otherwise disclosed in the FSIC II SEC Reports and (F) liabilities that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to FSIC II, neither FSIC II nor any of its Consolidated Subsidiaries has any liabilities that would be required to be reflected or reserved against in the FSIC II Balance Sheet or the FSIC II Quarterly Balance Sheet in accordance with GAAP.

(c)    Neither FSIC II nor any of its Consolidated Subsidiaries is a party to or has any commitment to become a party to any off-balance sheet joint venture, partnership or similar contract with any unconsolidated Affiliate or “off-balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K promulgated under the Exchange Act) where the result or purpose of such contract or arrangement is to avoid disclosure of any material transaction involving, or material liabilities of FSIC II and its Consolidated Subsidiaries in the FSIC II SEC Reports.

(d)    Since the Applicable Date, (i) neither FSIC II nor any of its Consolidated Subsidiaries nor, to the knowledge of FSIC II, any director, officer, auditor, accountant or representative of FSIC II or any of its Consolidated Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of FSIC II or any of its Consolidated Subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion or claim that FSIC II or any of its Consolidated Subsidiaries has engaged in questionable or illegal accounting or auditing practices or maintains inadequate internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act), and (ii) no attorney representing FSIC II or any of its Consolidated Subsidiaries, whether or not employed by FSIC II or any of its Consolidated Subsidiaries, has reported evidence of a material violation of securities Laws, breach of duty or similar violation by FSIC II or any of its officers, directors or agents to the Board of Governors of FSIC II or any committee thereof or to any director or officer of FSIC II.

(e)    Neither FSIC II nor any of its Consolidated Subsidiaries is a party to any securitization transaction with respect to the assets of FSIC II or its Consolidated Subsidiaries or off-balance sheet arrangement with respect to FSIC II (as defined in Item 303(a)(4) of Regulation S-K promulgated under the Exchange Act).

(f)    To FSIC II’s knowledge, since the Applicable Date, the Applicable Accounting Firms, which have expressed their opinions with respect to the financial statements of FSIC II and its Consolidated Subsidiaries included in the FSIC II SEC Reports (including the related notes), have been (i) “independent” with respect to FSIC II and its Consolidated Subsidiaries within the meaning of Regulation S-X, and (ii) in compliance with subsections (g) through (l) of Section 10A of the Exchange Act and the related rules of the SEC and the Public Company Accounting Oversight Board.

(g)    The principal executive officer and principal financial officer of FSIC II have made all certifications required by Sections 302 and 906 of the Sarbanes-Oxley Act, and the statements contained in any such certifications are complete and correct, and FSIC II is otherwise in compliance with all applicable effective provisions of the Sarbanes-Oxley Act.

(h)    FSIC II has in all material respects:

(i)    designed and maintained a system of disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) promulgated under the Exchange Act) to ensure that all information (both financial and non-financial) required to be disclosed by FSIC II in the reports that it files or submits to the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information is accumulated and communicated to FSIC II’s management as appropriate to allow timely decisions regarding required disclosure and to allow FSIC II’s principal executive officer and principal financial officer to make the certifications required under the Exchange Act with respect to such reports;

(ii)    designed and maintained a system of internal controls over financial reporting sufficient to provide reasonable assurance concerning the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including reasonable assurance that (A) transactions are executed in accordance with management’s general or specific authorizations, (B) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets, (C) access to assets is permitted only in accordance with management’s general or specific authorization and (D) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences and (E) FSIC II’s management, with the participation of FSIC II’s principal executive and financial officers, has completed an assessment of the effectiveness of FSIC II’s internal controls over financial reporting for the fiscal year ended December 31, 2018 in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act, and such assessment concluded that FSIC II maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, using the framework specified in FSIC II’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018;

(iii)    (A) disclosed, based on its most recent evaluation, to its auditors and the audit committee of the Board of Governors of FSIC II (1) any significant deficiencies or material weaknesses (as defined in the relevant Statement of Auditing Standards) in the design or operation of FSIC II’s internal controls over financial reporting that are reasonably likely to adversely affect its ability to record, process, summarize and report financial data and (2) any fraud, whether or not material, that involves management or other individuals who have a significant role in its internal controls over financial reporting and (B) identified for FSIC II’s auditors any material weaknesses in internal controls; and

(iv)    provided to each Company true, complete and correct copies of any of the foregoing disclosures to its auditors or the audit committee of the Board of Governors of FSIC II that have been made in writing from the Applicable Date through the date hereof, and will promptly provide to each Company true, complete and correct copies of any such disclosures that are made after the date hereof.

(i)    The fair market value of FSIC II’s investments as of the Recent Date (i) was determined in accordance with FASB Accounting Standards Codification, “Fair Value Measurements and Disclosures (Topic 820)”, issued by the Financial Accounting Standards Board and (ii) reflects a reasonable estimate of the fair value of such investments as determined in good faith, after due inquiry, by the Board of Governors of FSIC II.

(j)    To FSIC II’s knowledge, there is no fraud or suspected fraud affecting FSIC II involving management of FSIC II or employees of the Joint Advisor who have significant roles in FSIC II’s internal control over financial reporting, when such fraud could have a material effect on FSIC II’s consolidated financial statements.

4.7    Broker’s Fees. Except for J.P. Morgan Securities LLC, neither FSIC II nor any of its Consolidated Subsidiaries nor any of their respective directors, officers or agents has utilized any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Mergers or the other Transactions.

4.8    Absence of Changes or Events. Since December 31, 2018, (i) except as expressly permitted or required by or in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, the business of FSIC II and its Consolidated Subsidiaries has been conducted in the ordinary course of business and (ii) there has not been any Effect that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to FSIC II.

4.9    Compliance with Applicable Law; Permits.

(a)    FSIC II and each of its Consolidated Subsidiaries is in compliance, and has been operated in compliance, in all material respects, with all applicable Laws, including, if and to the extent applicable, the Investment Company Act, the Securities Act and the Exchange Act other than as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to FSIC II. FSIC II has not received any written or, to FSIC II’s knowledge, oral notification from a Governmental Entity of any material non-compliance with any applicable Laws, which non-compliance would, individually or in the aggregate, reasonably be expected to be material to FSIC II and its Consolidated Subsidiaries, taken as a whole. FSIC II was fully qualified to sell shares of FSIC II Common Stock in each jurisdiction in which such shares were registered and sold as of the time of the sale of the Applicable Common Stock, other than as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to FSIC II.

(b)    FSIC II is in compliance, and since it commenced operations, has complied with its investment policies and restrictions and portfolio valuation methods, if any, as such policies and restrictions have been set forth in its registration statement (as amended from time to time) or reports that it has filed with the SEC under the Exchange Act and applicable Laws, if any, other than any non-compliance that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to FSIC II.

(c)    FSIC II has written policies and procedures adopted pursuant to Rule 38a-1 under the Investment Company Act that are reasonably designed to prevent material violations of the “Federal Securities Laws,” as such term is defined in Rule 38a-1(e)(1) under the Investment Company Act. There have been no “Material Compliance Matters” for FSIC II, as such term is defined in Rule 38a-1(e)(2) under the Investment Company Act, other than those that have been reported to FSIC II’s Board of Governors and satisfactorily remedied or are in the process of being remedied or those that would not, individually or in the aggregate, reasonably be expected to be material to FSIC II and its Consolidated Subsidiaries, taken as a whole.

(d)    FSIC II and each of its Consolidated Subsidiaries holds and is in compliance with all Permits required in order to permit FSIC II and each of its Consolidated Subsidiaries to own or lease their properties and assets and to conduct their businesses under and pursuant to all applicable Law as presently conducted, other than any failure to hold or non-compliance with any such Permit that would not, individually or in the aggregate, reasonably be expected to be material to FSIC II and its Consolidated Subsidiaries, taken as a whole. All such Permits are valid and in full force and effect, except as would not, individually or in the aggregate, reasonably be expected to be material to FSIC II and its Consolidated Subsidiaries, taken as a whole. FSIC II has not received any written or, to FSIC II’s knowledge, oral notification from a Governmental Entity of any material non-compliance with any such Permits, and no Proceeding is pending or threatened in writing to suspend, cancel, modify, revoke or materially limit any such Permits, which Proceeding would, individually or in the aggregate, reasonably be expected to be material to FSIC II and its Consolidated Subsidiaries, taken as a whole.

(e)    No “affiliated person” (as defined under the Investment Company Act) of FSIC II has been subject to disqualification to serve in any capacity contemplated by the Investment Company Act for any investment company (including a BDC) under Sections 9(a) and 9(b) of the Investment Company Act, unless, in each case, such Person has received exemptive relief from the SEC with respect to any such disqualification. There is no material Proceeding pending and served or, to the knowledge of FSIC II, threatened that would result in any such disqualification.

(f)    The minute books and other similar records of FSIC II contain a true and complete record in all material respects of all action taken at all meetings and by all written consents in lieu of meetings of the stockholders of FSIC II, the Board of Governors of FSIC II and any committees of the Board of Governors of FSIC II.

4.10    State Takeover Laws. No restrictions on “business combinations” set forth in any Takeover Statutes are applicable to this Agreement, the Mergers or the other Transactions.

4.11    FSIC II Information. None of the information supplied or to be supplied by FSIC II for inclusion or incorporation by reference in (i) the Registration Statement will, at the time the Registration Statement is filed with the SEC, at any time the Registration Statement is amended or supplemented or at the time the Registration Statement becomes effective under the Securities Act, or (ii) the Joint Proxy Statement/Prospectus will, at the date the Joint Proxy Statement/Prospectus or any amendment or supplement is first mailed to stockholders of FSIC II, CCT II, FSIC III or FSIC IV or at the time of the FSIC II Stockholders Meeting, the CCT II Stockholders Meeting, the FSIC III Stockholders Meeting or the FSIC IV Stockholders Meeting, in each case, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading, except that no representation or warranty is made by FSIC II with respect to information supplied by any Company or the Joint Advisor for inclusion or incorporation by reference in the Registration Statement or the Joint Proxy Statement/Prospectus.

4.12    Taxes and Tax Returns.

(a)    FSIC II and each of its Consolidated Subsidiaries has duly and timely filed (taking into account all applicable extensions) all material Tax Returns required to be filed by it on or prior to the date of this Agreement (all such Tax Returns being accurate and complete in all material respects), has paid all material Taxes shown thereon as arising and has duly paid or made provision for the payment of all material Taxes that have been incurred or are due or claimed to be due from it by federal, state, foreign or local taxing authorities other than Taxes that are not yet delinquent or are being contested in good faith, have not been finally determined and have been adequately reserved against under GAAP. No material Tax Return of FSIC II or any Consolidated Subsidiary has been examined by the IRS or other relevant taxing authority. There are no material disputes pending, or written claims asserted, for Taxes or assessments upon FSIC II or any of its Consolidated Subsidiaries for which FSIC II does not have reserves that are adequate under GAAP. Neither FSIC II nor any of its Consolidated Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among FSIC II and its Consolidated Subsidiaries). Within the past five years (or otherwise as part of a “plan (or series of related transactions)” within the meaning of Section 355(e) of the Code of which the Merger is also a part), neither FSIC II nor any of its Consolidated Subsidiaries has been a “distributing corporation” or a “controlled corporation” in a distribution of stock which qualified or was intended to qualify under Section 355(a) of the Code and to which Section 355 of the Code (or so much of Section 356 of the Code, as it relates to Section 355 of the Code) applied or was intended to apply. Neither FSIC II nor any of its Consolidated Subsidiaries is required to include in income any adjustment pursuant to Section 481(a) of the Code, no such adjustment has been proposed by the IRS and no pending request for permission to change any accounting method has been submitted by FSIC II or any of its Consolidated Subsidiaries. Neither FSIC II nor any of its Consolidated Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2). Within the past seven years, if FSIC II or any of its Consolidated Subsidiaries has participated in a “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4(b), such entity has properly disclosed such transaction in accordance with the applicable Tax regulations.

(b)    FSIC II made a valid election under Part I of Subchapter M of Subtitle A, Chapter 1, of the Code to be taxed as a RIC. FSIC II has qualified as a RIC at all times since the beginning of its taxable year ending December 31, 2011 and expects to continue to so qualify through the Effective Time. No challenge to FSIC II’s status as a RIC is pending or has been threatened orally or in writing. For each taxable year of the FSIC II ending on or before the Effective Time, FSIC II has satisfied the distribution requirements imposed on a regulated investment company under Section 852 of the Code.

(c)    Each of Merger Sub 1, Merger Sub 2 and Merger Sub 3 is a newly formed entity created for the purpose of undertaking the Merger. Prior to Effective Time 1A, Merger Sub 1 will not have engaged in any other business activities and will have incurred no liabilities or obligations other than as contemplated by this Agreement. Prior to Effective Time 2A, Merger Sub 2 will not have engaged in any other business activities and will have incurred no liabilities or obligations other than as contemplated by this Agreement. Prior to Effective Time 3A, Merger Sub 3 will not have engaged in any other business activities and will have incurred no liabilities or obligations other than as contemplated by this Agreement.

(d)    FSIC II and its Consolidated Subsidiaries have complied in all material respects with all applicable Laws relating to the payment and withholding of Taxes and have, within the time and in the manner prescribed by applicable Law, in all material respects, withheld from and paid over all amounts required to be so withheld and paid over under applicable Laws.

(e)    FSIC II is not aware of any fact or circumstance that could reasonably be expected to prevent the Mergers from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(f)    FSIC II has no “earnings and profits” for U.S. federal income Tax purposes described in Section 852(a)(2)(B) of the Code.

(g)    FSIC II is not now and will not be subject to corporate-level income taxation on the sale, transfer or other disposition of its assets currently held as a result of the application of Section 337(d) of the Code or the Treasury Regulations promulgated thereunder.

(h)    No claim has been made in writing by a taxing authority in a jurisdiction where FSIC II or any of its Consolidated Subsidiaries does not file Tax Returns that FSIC II or any such Consolidated Subsidiary is or may be subject to taxation by that jurisdiction, and which, if upheld, would reasonably result in a material Tax liability.

(i)    Neither the FSIC II nor any of its Consolidated Subsidiaries has, or has ever had, a permanent establishment in any country other than the United States.

(j)    Neither FSIC II nor any of its Consolidated Subsidiaries has requested a private letter ruling from the IRS or comparable rulings from other taxing authorities.

(k)    Neither FSIC II nor any of its Consolidated Subsidiaries has any liability for the Taxes of another Person other than FSIC II and its Consolidated Subsidiaries under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee, successor or payable pursuant to a contractual obligation.

(l)    Neither FSIC II nor any of its Consolidated Subsidiaries has ever been a member of a consolidated, combined or unitary Tax group (other than such a group the common parent of which is FSIC II or any of its Consolidated Subsidiaries).

(m)    There are no material Liens for Taxes (other than Taxes not yet due and payable) upon any of the assets of FSIC II or any of its Consolidated Subsidiaries.

4.13    Litigation. There are no material Proceedings pending or, to FSIC II’s knowledge, threatened against FSIC II or any of its Consolidated Subsidiaries. There is no Order binding upon FSIC II or any of its Consolidated Subsidiaries other than such Orders as would not, individually or in the aggregate, reasonably be expected to be material to FSIC II and its Consolidated Subsidiaries, taken as a whole.

4.14    Employee Matters. Neither FSIC II nor any of its Consolidated Subsidiaries has (i) any employees or (ii) any Employee Benefit Plans.

4.15    Certain Contracts.

(a)    FSIC II has Previously Disclosed a complete and accurate list of, and true and complete copies have been delivered or made available (including via EDGAR) to CCT II, FSIC III and FSIC IV of, all Contracts (collectively, the “FSIC II Material Contracts”) to which, as of the date hereof, FSIC II or any of its Consolidated Subsidiaries is a party, or by which FSIC II or any of its Consolidated Subsidiaries may be bound, or, to the knowledge of FSIC II, to which it or any of its Consolidated Subsidiaries or their respective assets or properties may be subject, with respect to:

(i)    any Contract that is a “material contract” within the meaning of Item 601(b)(10) of the SEC’s Regulation S-K or that is material to FSIC II or its financial condition or results of operations;

(ii)    any loans or credit agreements, mortgages, indentures and other agreements and instruments pursuant to which any Indebtedness of FSIC II or any of its Consolidated Subsidiaries in an aggregate principal amount in excess of $500,000 is outstanding or may be incurred, or any guarantee by FSIC II or any of its Consolidated Subsidiaries of any Indebtedness in an aggregate principal amount in excess of $500,000;

(iii)    any Contract that creates future payment obligations in excess of $250,000 and that by its terms does not terminate, or is not terminable upon notice, without penalty within 90 days or less, or any Contract that creates or would create a Lien on any asset of FSIC II or its Consolidated Subsidiaries (other than Liens consisting of restrictions on transfer agreed to in respect of investments entered into in the ordinary course of business or as would not, individually or in the aggregate, reasonably be expected to be material to FSIC II and its Consolidated Subsidiaries, taken as a whole);

(iv)    except with respect to investments set forth in the FSIC II SEC Reports, any partnership, limited liability company, joint venture or other similar Contract that is not entered into in the ordinary course of business and is material to FSIC II and its Consolidated Subsidiaries, taken as a whole;

(v)    any non-competition or non-solicitation Contract or any other Contract that limits, purports to limit, or would reasonably be expected to limit in each case in any material respect the manner in which, or the localities in which, any material business of FSIC II and its Consolidated Subsidiaries, taken as a whole, is or could be conducted or the types of business that FSIC II and its Consolidated Subsidiaries conducts or may conduct;

(vi)    any Contract relating to the acquisition or disposition of any business or operations (whether by merger, sale of stock, sale of assets or otherwise) involving value in excess of $250,000 (individually or together with all related Contracts) as to which there are any ongoing obligations or that was entered into on or after the Applicable Date other than Contracts entered into in the ordinary course of business with respect to investments set forth in the FSIC II SEC Reports;

(vii)    any Contract that obligates FSIC II or any of its Consolidated Subsidiaries to conduct any business that is material to FSIC II and its Consolidated Subsidiaries, taken as a whole, on an exclusive basis with any third party; or

(viii)    any Contract with a Governmental Entity.

(b)    Each FSIC II Material Contract is (x) valid and binding on FSIC II or its applicable Consolidated Subsidiary and, to FSIC II’s knowledge, each other party thereto, (y) enforceable in accordance with its terms (subject to the Bankruptcy and Equity Exception), and (z) is in full force and effect other than in each case as would not, individually or in the aggregate, reasonably be expected to be material to FSIC II and its Consolidated Subsidiaries, taken as a whole. The investment advisory agreement between FSIC II and the Joint Advisor has been approved by the Board of Governors and stockholders of FSIC II in accordance with Section 15 of the Investment Company Act. Neither FSIC II nor any of its Consolidated Subsidiaries nor, to FSIC II’s knowledge, any other party thereto, is in material breach of any provisions of or in default (or, with the giving of notice or lapse of time or both, would be in default) under, and has not taken any action resulting in the termination of, acceleration of performance required by, or resulting in a right of termination or acceleration under, any FSIC II Material Contract other than as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to FSIC II. No FSIC II Material Contract has been amended, modified or supplemented other than as would not, individually or in the aggregate, reasonably be expected to be material to FSIC II and its Consolidated

Subsidiaries, taken as a whole. No event has occurred with respect to FSIC II or any of its Consolidated Subsidiaries that, with or without the giving of notice, the lapse of time or both, would constitute a breach or default under any FSIC II Material Contract other than as would not, individually or in the aggregate, reasonably be expected to be material to FSIC II and its Consolidated Subsidiaries, taken as a whole.

4.16    Insurance Coverage. All Applicable Insurance Policies of FSIC II, including the fidelity bond required by the Investment Company Act, are in full force and effect and all premiums due and payable with respect to each such Applicable Insurance Policy have been paid. Neither FSIC II nor any of its Consolidated Subsidiaries has received written notice of cancellation of any such Applicable Insurance Policy.

4.17    Intellectual Property. FSIC II and its Consolidated Subsidiaries own, possess or have a valid license or other adequate rights to use all Applicable Intellectual Property Rights, except where the failure to own, possess or have adequate rights would not, individually or in the aggregate, reasonably be expected to be material to FSIC II and its Consolidated Subsidiaries, taken as a whole. No claims are pending for which FSIC II has received written notice or, to the knowledge of FSIC II, threatened (i) that FSIC II or any of its Consolidated Subsidiaries is infringing or otherwise violating the rights of any Person with regard to any Intellectual Property Right, or (ii) that any Applicable Intellectual Property Right is invalid or unenforceable. To the knowledge of FSIC II, no Person is infringing, misappropriating or using without authorization the rights of FSIC II or any of its Consolidated Subsidiaries with respect to any Intellectual Property Right, except as would not, individually or in the aggregate, reasonably be expected to be material to FSIC II and its Consolidated Subsidiaries, taken as a whole.

4.18    Environmental Matters. There are no material Proceedings of any kind, pending or, to the knowledge of FSIC II, threatened, against FSIC II or any of its Consolidated Subsidiaries, arising under any Environmental Law. There are no Orders by or with any Governmental Entity, imposing any material liability or obligation on FSIC II or any of its Consolidated Subsidiaries under or in respect of any Environmental Law. There are and have been no Hazardous Substances or other conditions related thereto at any property owned or premises leased by FSIC II or any of its Consolidated Subsidiaries during the period of FSIC II’s or its Consolidated Subsidiary’s ownership or lease that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to FSIC II. None of FSIC II nor any of its Consolidated Subsidiaries have entered into any Contract to provide indemnification to any third party pursuant to Environmental Laws in relation to any property previously owned by FSIC II or any of its Consolidated Subsidiaries.

4.19    Real Property. Neither FSIC II nor any of its Consolidated Subsidiaries owns or leases any real property.

4.20    Investment Assets. Each of FSIC II and its Consolidated Subsidiaries has good title to all securities, Indebtedness and other financial instruments owned by it, free and clear of any material Liens, except to the extent such securities, Indebtedness or other financial instruments, as applicable, are pledged to secure obligations of FSIC II or its Consolidated

Subsidiaries under the credit facilities which have been Previously Disclosed and except for Liens consisting of restrictions on transfer agreed to in respect of investments entered into in the ordinary course of business. As of the date of this Agreement, the value of investments owned by FSIC II that are “qualifying investments” for purposes of Section 55(a) of the Investment Company Act is greater than 70% of the value of FSIC II’s total assets (other than assets described in Section 55(a)(7) of the Investment Company Act).

4.21    Valuation. Except as may be mutually agreed by the parties, the value of each investment asset owned by FSIC II that is used in connection with the computations made by FSIC II pursuant to Section 2.6 will be determined in accordance with the valuation policies and procedures approved by the Board of Governors of FSIC II as of the Recent Date and set forth in FSIC II’s compliance policies and procedures and no exceptions to such valuation policies and procedures have been or will be permitted in valuing such assets in connection with the computations pursuant to Section 2.6 for purposes of this Agreement, and the value of all assets owned by FSIC II other than investment assets that are used in connection with the computations made by FSIC II pursuant to Section 2.6 will be determined in accordance with GAAP. Except as may be mutually agreed by the parties, all valuations made by third-party valuation agents for such purposes will be made only by valuation agents that have been approved by the Board of Governors of FSIC II as of the Recent Date. Except as may be mutually agreed by the parties, the fair value of any portfolio securities for which fair value determinations were made by the Board of Governors of FSIC II for purposes of such computations were or will be determined by such Board of Governors in good faith in accordance with the valuation methods set forth in FSIC II’s valuation policies and procedures adopted by its Board of Governors as of the Recent Date.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE JOINT ADVISOR

Except with respect to matters set forth in the Joint Advisor Disclosure Schedule, the Joint Advisor hereby represents and warrants to CCT II, FSIC III, FSIC IV and FSIC II that:

5.1    Organization. The Joint Advisor is a limited liability company organized and validly existing under the Laws of the State of Delaware and in good standing with the Secretary of State of the State of Delaware. The Joint Advisor has the requisite limited liability company power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business as a foreign corporation in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, in each case, other than as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Joint Advisor.

5.2    Authority; No Violation.

(a)    The Joint Advisor has all requisite limited liability company power and authority to execute and deliver this Agreement. The execution and delivery of this Agreement has been duly and validly approved by the board of managers of the Joint Advisor. This Agreement has been duly and validly executed and delivered by the Joint Advisor and (assuming due authorization, execution and delivery by CCT II, FSIC III, FSIC IV, FSIC II, Merger Sub 1, Merger Sub 2 and Merger Sub 3) constitutes the valid and binding obligation of the Joint Advisor, enforceable against the Joint Advisor in accordance with its terms (except as may be limited by the Bankruptcy and Equity Exception).

(b)    Neither the execution and delivery of this Agreement by the Joint Advisor, nor the consummation of the Transactions, nor performance of this Agreement by the Joint Advisor, will (i) violate any provision of the certificate of formation of the Joint Advisor or the limited liability company agreement of the Joint Advisor or (ii) (A) violate any Law or Order applicable to the Joint Advisor or (B) violate, conflict with, result in a breach of or the loss of any benefit under, constitute a default (or an event that, with or without the giving of notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, require the consent, approval or authorization of, or notice to or filing with any third-party with respect to, or result in the creation of any Lien upon any of the respective properties or assets of the Joint Advisor under, any of the terms, conditions or provisions of any Permit, Contract or other obligation to which the Joint Advisor is a party or by which its properties or assets is bound except, with respect to clause (ii)(B), any such violation, conflict, breach, loss, default, termination, cancellation, acceleration, consent, approval or creation that would not, individually or in the aggregate, reasonably be have a Material Adverse Effect on the Joint Advisor.

(c)    No consents or approvals of, or filings or registrations with, any Governmental Entity are necessary in connection with the execution, delivery or performance of this Agreement by the Joint Advisor, except for any such consents, approvals, filings or registrations that the failure to obtain or make would not, individually or in the aggregate, reasonably be expected to be material to the Joint Advisor.

5.3    Compliance with Applicable Law; Permits.

(a)    The Joint Advisor is, and at all times required by the Investment Advisers Act since April 9, 2018 has been, duly registered as an investment adviser under the Investment Advisers Act. The Joint Advisor is, and at all times required by applicable Law (other than the Investment Advisers Act) since April 9, 2018 has been, duly registered, licensed or qualified as an investment adviser in each state or any other jurisdiction where the conduct of its business requires such registration, licensing or qualification, except where the failure to be so registered, licensed or qualified would not, have a Material Adverse Effect.

(b)    The Joint Advisor is in compliance, and has been operated in compliance, in all material respects, with all applicable Laws, including, if and to the extent applicable, the Investment Advisers Act, Investment Company Act, the Securities Act and the Exchange Act other than as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Joint Advisor. The Joint Advisor has not received any written or, to the Joint Advisor’s knowledge, oral notification from a Governmental Entity of any material non-compliance with any applicable Laws, which non-compliance would, individually or in the aggregate, reasonably be expected to be material to the Joint Advisor.

(c)    The Joint Advisor holds and is in compliance with all Permits required in order to permit the Joint Advisor to own or lease its properties and assets and to conduct its business under and pursuant to all applicable Law as presently conducted, other than any failure to hold or non-compliance with any such Permit that would not, individually or in the aggregate, reasonably be expected to be material to the Joint Advisor. All such Permits are valid and in full force and effect, except as would not, individually or in the aggregate, reasonably be expected to be material to the Joint Advisor. The Joint Advisor has not received any written or, to the Joint Advisor’s knowledge, oral notification from a Governmental Entity of any material non-compliance with any such Permits, and no Proceeding is pending or threatened in writing to suspend, cancel, modify, revoke or materially limit any such Permits, which Proceeding would, individually or in the aggregate, reasonably be expected to be material to the Joint Advisor.

(d)    The Joint Advisor has implemented written policies and procedures as required by Rule 206(4)-7 under the Investment Advisers Act (complete and correct copies of which have been made available to CCT II, FSIC III, FSIC IV and FSIC II) and, during the period prior to the date of this Agreement that the Joint Advisor has been the investment adviser to FSIC II, FSIC III, FSIC IV or CCT II, the Joint Advisor has been in compliance with such policies and procedures, except where the failures to adopt such policies and procedures or to be in compliance would not, individually or in the aggregate, be material to FSIC II and its Consolidated Subsidiaries, taken as a whole, FSIC III and its Consolidated Subsidiaries, taken as a whole, FSIC IV and its Consolidated Subsidiaries, taken as a whole, or CCT II and its Consolidated Subsidiaries, taken as a whole.

(e)    During the period prior to the date of this Agreement that it has been the investment adviser to FSIC II, FSIC III, FSIC IV or CCT II, there has been no material adverse change in the operations, affairs or regulatory status of the Joint Advisor.

5.4    Litigation. There are no Proceedings pending or, to the Joint Advisor’s knowledge, threatened against the Joint Advisor. There is no Order binding upon the Joint Advisor other than such Orders as would not, individually or in the aggregate, reasonably be expected to be material to Joint Advisor.

5.5    Valuation. Except as may be mutually agreed by the parties, the value of each investment asset owned by CCT II, FSIC III, FSIC IV or FSIC II, as the case may be, that is used in connection with the computations made by the Joint Advisor on behalf of CCT II, FSIC III, FSIC IV or FSIC II, as the case may be, pursuant to Section 2.6 will be determined in accordance with the valuation policies and procedures approved by the Board of Governors of CCT II, FSIC III, FSIC IV or FSIC II, as the case may be, as of the Recent Date and set forth in CCT II’s, FSIC III’s, FSIC IV’s or FSIC II’s, as the case may be, compliance policies and procedures and no exceptions to such valuation policies and procedures have been or will be permitted in valuing such assets in connection with the computations pursuant to Section 2.6 for purposes of this Agreement, and the value of all assets owned by CCT II, FSIC III, FSIC IV or FSIC II, as the case may be, other than investment assets that are used in connection with the computations made by the Joint Advisor on behalf of CCT II, FSIC III, FSIC IV or FSIC II, as the case may be, pursuant to Section 2.6 will be determined in accordance with GAAP. Except as may be mutually agreed by the parties, all valuations made by third-party valuation agents for such purposes will be made only by valuation agents that have been approved by the Board of Governors of CCT II, FSIC III, FSIC IV or FSIC II, as the case may be, as of the Recent Date. The Closing CCT II Net Asset Value, the Closing FSIC III Net Asset Value, the Closing FSIC IV Net Asset Value and the Closing FSIC II Net Asset Value presented by the Joint Advisor to the Board of Governors of CCT II, FSIC III, FSIC IV and FSIC II will reflect the Joint Advisor’s assessment of the fair value of any portfolio securities of CCT II, FSIC III, FSIC IV or FSIC II, as the case may be, for which market quotations are not readily available. No systematic differences exist with respect to the underlying methodologies and conventions used by CCT II, FSIC III, FSIC IV, FSIC II and the third-party valuation agents to value the assets of CCT II, FSIC III, FSIC IV and FSIC II, respectively.

5.6    Joint Advisor Information. None of the information supplied or to be supplied by the Joint Advisor for inclusion or incorporation by reference in (i) the Registration Statement will, at the time the Registration Statement is filed with the SEC, at any time the Registration Statement is amended or supplemented or at the time the Registration Statement becomes effective under the Securities Act, or (ii) the Joint Proxy Statement/Prospectus will, at the date the Joint Proxy Statement/Prospectus or any amendment or supplement is first mailed to stockholders of CCT II, FSIC III, FSIC IV or FSIC II or at the time of the CCT II Stockholders Meeting, the FSIC III Stockholders Meeting, the FSIC IV Stockholders Meeting or the FSIC II Stockholders Meeting, in each case, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, and in the case of the Joint Proxy Statement/Prospectus in light of the circumstances in which they are made, not misleading, except that no representation or warranty is made by the Joint Advisor with respect to information supplied by another party to this Agreement for inclusion or incorporation by reference in the Registration Statement or the Joint Proxy Statement/Prospectus.

5.7    Best Interests and No Dilution. The Joint Advisor believes that (i) participation in the Mergers is in the best interests of each of CCT II, FSIC III, FSIC IV and FSIC II and (ii) the interests of existing stockholders of CCT II, FSIC III, FSIC IV and FSIC II will not be diluted as a result of the Mergers.

5.8    Financial Resources. The Joint Advisor has the financial resources available to it necessary for the performance of its services and obligations as contemplated in the Registration Statement and the Joint Proxy Statement/Prospectus and under this Agreement.

5.9    CCT II, FSIC II, FSIC III and FSIC IV. The forbearances set forth in Sections 6.2 and 6.3 are not overtly onerous on the conduct of any of the Companies’ businesses or FSIC II’s business, respectively, in the ordinary course of business consistent with past practice and each of the Companies’ and FSIC II’s investment objectives and policies as publicly disclosed, respectively.

5.10    CCT II, FSIC III, FSIC IV and FSIC II Representations and Warranties. To the knowledge of the Joint Advisor, as of the date hereof, the representations and warranties made by CCT II, FSIC III and FSIC IV in Article III and the representations and warranties made by FSIC II in Article IV are true and correct in all material respects.

ARTICLE VI

COVENANTS RELATING TO CONDUCT OF BUSINESS

6.1    Conduct of Businesses Prior to the Effective Time. During the period from the date of this Agreement until the earlier of Effective Time 1A (in the case of FSIC III and, if this Agreement is terminated in respect of Merger 2A and Merger 3A, FSIC II), Effective Time 2A (in the case of CCT II and, if this Agreement is terminated in respect of Merger 3A, FSIC II) or Effective Time 3A (in the case of FSIC IV and, if this Agreement is not terminated in respect of Merger 3A, FSIC II) and the date, if any, on which this Agreement is terminated pursuant to Section 9.1 as to Merger 1A (in the case of FSIC III and, if this Agreement is terminated in respect of Merger 2A and Merger 3A, FSIC II), Merger 2A (in the case of CCT II and, if this Agreement is terminated in respect of Merger 3A, FSIC II) or Merger Sub 3A (in the case of FSIC IV and, if this Agreement is not terminated in respect of Merger 3A, FSIC II), except as may be required by Law, as expressly permitted by this Agreement or with the prior written consent of the other parties to this Agreement, which prior written consent shall not be unreasonably delayed, conditioned or withheld, each of FSIC II, FSIC III, FSIC IV and CCT II, as applicable, shall, and shall cause each of its respective Consolidated Subsidiaries to, (a) conduct its business in the ordinary course of business consistent with past practice and its investment objectives and policies as publicly disclosed, respectively, and (b) use reasonable best efforts to maintain and preserve intact its business organization and existing business relationships.

6.2    Company Forbearances. During the period from the date of this Agreement until the Applicable Forbearance Date, except as may be required by Law, as expressly permitted by this Agreement or as set forth in the applicable Company’s Disclosure Schedule, each Company shall not, and shall not permit any of its Consolidated Subsidiaries to, directly or indirectly, without the prior written consent of the other parties to this Agreement (which prior written consent shall not be unreasonably delayed, conditioned or withheld):

(a)    Other than pursuant to such Company’s distribution reinvestment plan as in effect as of the date of this Agreement, issue, deliver, sell or grant, or encumber or pledge, or authorize the creation of (i) any shares of its capital stock, (ii) any CCT II Voting Debt, FSIC III Voting Debt or FSIC IV Voting Debt, as applicable, or other voting securities or (iii) any securities convertible into or exercisable or exchangeable for, or any other Rights to acquire, any such shares or other securities.

(b)    (i) Make, authorize, declare, pay or set aside any dividend in respect of, or declare or make any distribution on, any shares of its capital stock, except for (A) the authorization, announcement and payment of regular quarterly cash distributions payable on a quarterly basis consistent with past practices and such Company’s investment objectives and policies as publicly disclosed, (B) the authorization and payment of any dividend or distribution necessary for such Company to maintain its qualification as a RIC, as reasonably determined by such Company, (C) dividends payable by any direct or indirect wholly owned Consolidated Subsidiary of such Company to such Company or another direct or indirect wholly owned Consolidated Subsidiary of such Company or (D) a Tax Dividend; (ii) adjust, split, combine, reclassify or take similar action with respect to any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or (iii) purchase, redeem or otherwise acquire, any shares of its capital stock or any rights, warrants or options to acquire, or securities convertible into, such capital stock.

(c)    Sell, transfer, lease, mortgage, encumber or otherwise dispose of any of its assets or properties, except for sales, transfers, leases, mortgages, encumbrances or other dispositions (i) in the ordinary course of business consistent with past practice and such Company’s investment objectives and policies as publicly disclosed, or (ii) encumbrances required to secure Permitted Indebtedness of such Company or any of its Consolidated Subsidiaries.

(d)    Acquire or agree to acquire all or any portion of the assets, business or properties of any other Person, whether by merger, consolidation, purchase or otherwise or make any other investments, except in a transaction conducted in the ordinary course of business consistent with past practice and such Company’s investment objectives and policies as publicly disclosed.

(e)    Amend such Company’s Governing Documents or other governing documents or similar governing documents of any of its Consolidated Subsidiaries, except for the FSIC III Charter Amendments, the CCT II Charter Amendments or the FSIC IV Charter Amendments, as applicable.

(f)    Implement or adopt any material change in its Tax or financial accounting principles, practices or methods, other than as required by applicable Law, GAAP, the SEC or applicable regulatory requirements.

(g)    Hire any employees or establish, become a party to or commit to adopt any Employee Benefit Plan.

(h)    Take any action or knowingly fail to take any action that would, or would reasonably be expected to (i) materially delay or materially impede the ability of the parties to consummate the Transactions or (ii) prevent the Mergers from qualifying as a reorganization within the meaning of Section 368(a) of the Code; provided, however, that the foregoing shall not preclude such Company from declaring or paying any Tax Dividend.

(i)    Incur any Indebtedness for borrowed money or guarantee any Indebtedness of another Person, except for (i) draw-downs with respect to any Previously Disclosed financing arrangements existing as of the date of this Agreement and obligations to fund commitments to portfolio companies entered into the ordinary course of business and (ii) Permitted Indebtedness.

(j)    Make or agree to make any new capital expenditure other than obligations to fund commitments to portfolio companies entered into in the ordinary course of business.

(k)    File or amend any material Tax Return other than in the ordinary course of business consistent with past practice and such Company’s investment objectives and policies as publicly disclosed; make, change or revoke any Tax election; or settle or compromise any material Tax liability or refund.

(l)    Take any action, or knowingly fail to take any action, which action or failure to act is reasonably likely to cause such Company to fail to qualify or not be subject to tax as a RIC.

(m)    Enter into any new line of business (it being understood that this prohibition does not apply to any portfolio companies in which such Company or any of its Consolidated Subsidiaries has made a debt or equity investment that is, would or should be reflected in such Company’s schedule of investments included in its quarterly or annual periodic reports that are filed with the SEC).

(n)    Enter into any Contract that would otherwise constitute a Material Contract of such Company, as applicable, had it been entered into prior to the date of this Agreement.

(o)    Other than in the ordinary course of business consistent with past practice and such Company’s investment objectives and policies as publicly disclosed, terminate, cancel, renew or agree to any material amendment of, change in or waiver under any Material Contract of such Company.

(p)    Settle any Proceeding against it, except for Proceedings that (i) are settled in the ordinary course of business consistent with past practice and such Company’s investment objectives and policies as publicly disclosed, in an amount not in excess of $250,000 in the aggregate (after reduction by any insurance proceeds actually received); (ii) would not impose any material restriction on the conduct of business of it or any of its Consolidated Subsidiaries or, after the applicable Effective Time, FSIC II, Surviving Company 1 (in respect of CCT II), Surviving Company 2 (in respect of FSIC III) or Surviving Company 3 (in respect of FSIC IV) or any of their Consolidated Subsidiaries and (iii) would not admit liability, guilt or fault.

(q)    Other than in the ordinary course of business and consistent with such Company’s investment objectives and policies as publicly disclosed, (i) pay, discharge or satisfy any Indebtedness for borrowed money, other than the payment, discharge or satisfaction required pursuant to the terms of outstanding debt of such Company or its Consolidated Subsidiaries as in effect as of the date of this Agreement or other Permitted Indebtedness or (ii) cancel any material Indebtedness.

(r)    Except as otherwise expressly contemplated by this Agreement, merge or consolidate such Company or any of its Consolidated Subsidiaries with any Person or enter into any other similar extraordinary corporate transaction with any Person, or adopt, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of such Company or any of its Consolidated Subsidiaries.

(s)    Agree to take, make any commitment to take, or adopt any resolutions of its Board of Governors authorizing, any of the actions prohibited by this Section 6.2.

6.3    FSIC II Forbearances. During the period from the date of this Agreement until the earlier of Effective Time 3A, or, if this Agreement is terminated with respect to Merger 3A, Effective Time 2A or, if this Agreement is terminated with respect to Merger 2A, Effective Time 1A, and the date, if any, on which this Agreement is terminated pursuant to Section 9.1, except as may be required by Law, as expressly permitted by this Agreement or as set forth in the FSIC II Disclosure Schedule, FSIC II shall not, and shall not permit any of its Consolidated Subsidiaries to, directly or indirectly, without the prior written consent of CCT II, FSIC III and FSIC IV (which prior written consent shall not be unreasonably delayed, conditioned or withheld):

(a)    Other than pursuant to FSIC II’s distribution reinvestment plan as in effect as of the date of this Agreement or as set forth on Section 6.3(a) of the FSIC II Disclosure Schedule, issue, deliver, sell or grant, or encumber or pledge, or authorize the creation of (i) any shares of its capital stock, (ii) any FSIC II Voting Debt or other voting securities or (iii) any securities convertible into or exercisable or exchangeable for, or any other Rights to acquire, any such shares or other securities.

(b)    (i) Make, authorize, declare, pay or set aside any dividend in respect of, or declare or make any distribution on, any shares of its capital stock, except for (A) the authorization, announcement and payment of regular quarterly cash distributions payable on a quarterly basis consistent with past practices and FSIC II’s investment objectives and policies as publicly disclosed, (B) the authorization and payment of any dividend or distribution necessary for FSIC II to maintain its qualification as a RIC, as reasonably determined by FSIC II, (C) dividends payable by any direct or indirect wholly owned Consolidated Subsidiary of FSIC II to FSIC II or another direct or indirect wholly owned Consolidated Subsidiary of FSIC II or (D) a dividend of its undistributed net income; (ii) adjust, split, combine, reclassify or take similar action with respect to any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or (iii) purchase, redeem or otherwise acquire, any shares of its capital stock or any rights, warrants or options to acquire, or securities convertible into, such capital stock.

(c)    Sell, transfer, lease, mortgage, encumber or otherwise dispose of any of its assets or properties, except for sales, transfers, leases, mortgages, encumbrances or other dispositions (i) in the ordinary course of business consistent with past practice and FSIC II’s investment objectives and policies as publicly disclosed, or (ii) encumbrances required to secure Permitted Indebtedness of FSIC II or any of its Consolidated Subsidiaries.

(d)    Acquire or agree to acquire all or any portion of the assets, business or properties of any other Person, whether by merger, consolidation, purchase or otherwise or make any other investments, except in a transaction conducted in the ordinary course of business consistent with past practice and FSIC II’s investment objectives and policies as publicly disclosed.

(e)    Amend the FSIC II Charter, the FSIC II Bylaws or other governing documents or similar governing documents of any of its Consolidated Subsidiaries (other than to increase the number of shares of authorized FSIC II Common Stock), except the FSIC II Charter Amendments and as set forth on Section 6.3(e) of the FSIC II Disclosure Schedule.

(f)    Implement or adopt any material change in its Tax or financial accounting principles, practices or methods, other than as required by applicable Law, GAAP, the SEC or applicable regulatory requirements.

(g)    Hire any employees or establish, become a party to or commit to adopt any Employee Benefit Plan.

(h)    Take any action or knowingly fail to take any action that would, or would reasonably be expected to (i) materially delay or materially impede the ability of the parties to consummate the Transactions or (ii) prevent the Mergers from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(i)    Incur any Indebtedness for borrowed money or guarantee any Indebtedness of another Person, except for (i) draw-downs with respect to any Previously Disclosed financing arrangements existing as of the date of this Agreement and obligations to fund commitments to portfolio companies entered into in the ordinary course of business and (ii) Permitted Indebtedness.

(j)    Make or agree to make any new capital expenditure except for obligations to fund commitments to portfolio companies entered into in the ordinary course of business.

(k)    File or amend any material Tax Return other than in the ordinary course of business consistent with past practice and FSIC II’s investment objectives and policies as publicly disclosed; make, change or revoke any Tax election; or settle or compromise any material Tax liability or refund.

(l)    Take any action, or knowingly fail to take any action, which action or failure to act is reasonably likely to cause FSIC II to fail to qualify or not be subject to tax as a RIC.

(m)    Enter into any new line of business (it being understood that this prohibition does not apply to any portfolio companies in which FSIC II or any of its Consolidated Subsidiaries has made a debt or equity investment that is, would or should be reflected in FSIC II’s schedule of investments included in its quarterly or annual periodic reports that are filed with the SEC).

(n)    Enter into any Contract that would otherwise constitute a FSIC II Material Contract had it been entered into prior to the date of this Agreement.

(o)    Other than in the ordinary course of business consistent with past practice and FSIC II’s investment objectives and policies as publicly disclosed, terminate, cancel, renew or agree to any material amendment of, change in or waiver under any FSIC II Material Contract.

(p)    Settle any Proceeding against it, except for Proceedings that (i) are settled in the ordinary course of business consistent with past practice and FSIC II’s investment objectives and policies as publicly disclosed, in an amount not in excess of $250,000 in the aggregate (after reduction by any insurance proceeds actually received); (ii) would not impose any material restriction on the conduct of business of it or any of its Consolidated Subsidiaries or, after each Effective Time, the applicable Surviving Company or any of its Consolidated Subsidiaries and (iii) would not admit liability, guilt or fault.

(q)    Other than in the ordinary course of business and consistent with FSIC II’s investment objectives and policies as publicly disclosed, (i) pay, discharge or satisfy any Indebtedness for borrowed money, other than the payment, discharge or satisfaction required pursuant to the terms of outstanding debt of FSIC II or its Consolidated Subsidiaries as in effect as of the date of this Agreement or other Permitted Indebtedness or (ii) cancel any material Indebtedness.

(r)    Except as otherwise expressly contemplated by this Agreement, merge or consolidate FSIC II or any of its Consolidated Subsidiaries with any Person or enter into any other similar extraordinary corporate transaction with any Person, or adopt, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of FSIC II or any of its Consolidated Subsidiaries.

(s)    Agree to take, make any commitment to take, or adopt any resolutions of its Board of Governors authorizing, any of the actions prohibited by this Section 6.3.

ARTICLE VII

ADDITIONAL AGREEMENTS

7.1    Further Assurances.

(a)    Subject to the right of a Company to take any action that constitutes an Adverse Recommendation Change as expressly permitted pursuant to Section 7.6 and the right of FSIC II to take any action that constitutes a FSIC II Adverse Recommendation Change as expressly permitted pursuant to Section 7.7, the parties shall cooperate with each other and use reasonable best efforts to take, or cause to be taken, in good faith, all actions, and to do, or cause to be done, all things necessary, including to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all Permits of all Governmental Entities and all permits, consents, approvals, confirmations and authorizations of all third parties, in each case, that are necessary or advisable, to consummate the Transactions (including the Mergers) in the most expeditious manner practicable, and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such third parties and Governmental Entities.

In furtherance (but not in limitation) of the foregoing, each of CCT II, FSIC III, FSIC IV and FSIC II shall as promptly as practicable file any required applications, notices or other filings under the HSR Act. Subject to applicable Law, CCT II, FSIC III, FSIC IV and FSIC II shall have the right to review in advance, and, to the extent practicable, each shall consult the other on all the information relating to CCT II, FSIC III, FSIC IV or FSIC II, as the case may be, and any of their respective Consolidated Subsidiaries, that appear in any filing made with, or written materials submitted to, any third-party or any Governmental Entity in connection with the Transactions. In exercising the foregoing right, each of the parties shall act reasonably and as promptly as practicable. The parties shall consult with each other with respect to the obtaining of all Permits, consents, approvals and authorizations of all third parties and Permits of all Governmental Entities necessary or advisable to consummate the Transactions and each party will keep the other reasonably apprised of the status of matters relating to completion of the Transactions. Each of CCT II, FSIC II, FSIC III and FSIC IV, respectively, in connection with the efforts referenced in this Section 7.1(a) to obtain all requisite Permits for the Transactions under the HSR Act, shall use its reasonable best efforts to (i) cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry; (ii) keep the other parties informed of any communication received by such party from, or given by such party to, the Federal Trade Commission (the “FTC”), the Antitrust Division of the Department of Justice (the “DOJ”), or any other Governmental Entity and (iii) subject to applicable Law, permit the other parties to review, in advance, any written communication given by it to or received from, and consult with each other in advance of any meeting or conference with, the FTC, the DOJ, or any other Governmental Entity, and to the extent permitted by the FTC, the DOJ, or other applicable Governmental Entity, give the other parties the opportunity to attend and participate in such meetings and conferences subject to applicable Law.

(b)    Notwithstanding anything to the contrary herein, nothing in this Agreement shall require CCT II and its Consolidated Subsidiaries, FSIC III and its Consolidated Subsidiaries, FSIC IV and its Consolidated Subsidiaries or FSIC II and its Consolidated Subsidiaries to make payments or provide other consideration for the repayment, restructuring or amendment of terms of indebtedness in connection with the Merger.

7.2    Regulatory Matters.

(a)    FSIC II, FSIC III, FSIC IV and CCT II shall as promptly as practicable, jointly prepare and file with the SEC the Registration Statement. Each of FSIC II, FSIC III, FSIC IV and CCT II shall use its reasonable best efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective as long as necessary to consummate the Mergers. CCT II, FSIC III, FSIC IV and FSIC II shall use reasonable best efforts to cause the Joint Proxy Statement/Prospectus to be promptly mailed or delivered to their respective stockholders upon such effectiveness. FSIC II shall also use its reasonable best efforts to obtain all necessary state securities Law or “blue sky” permits and approvals required to carry out the Transactions, if any, and FSIC III, FSIC IV and CCT II shall each use reasonable best efforts to furnish all information concerning it and the holders of its securities as may be reasonably requested by FSIC II in connection with any such action.

(b)    Each of FSIC II, FSIC III, FSIC IV and CCT II shall cooperate with the other parties in the preparation of the Registration Statement and shall furnish to the other all information reasonably requested as may be reasonably necessary or advisable in connection with the Registration Statement or any other filing or application made by or on behalf of FSIC II, FSIC III, FSIC IV, CCT II or any of their respective Consolidated Subsidiaries to any Governmental Entity in connection with the Mergers and the other Transactions. Prior to the Effective Time, each party hereto shall promptly notify the other parties (i) upon becoming aware of any event or circumstance that is required to be described in an amendment to the Registration Statement or in a supplement to the Joint Proxy Statement/Prospectus and (ii) after the receipt by it of any comments of the SEC with respect to the Joint Proxy Statement/Prospectus or the Registration Statement.

(c)    Subject to applicable Law, each of FSIC II, FSIC III, FSIC IV, and CCT II shall promptly advise the other upon receiving any communication from any Governmental Entity, the consent or approval of which is required for consummation of the Transactions, that causes such party to believe that there is a reasonable likelihood that any Regulatory Approval will not be obtained or that the receipt of any such approval may be materially delayed or conditioned.

7.3    Stockholder Approval.

(a)    As of the date of this Agreement, the Board of Governors of each Company has adopted resolutions approving the Applicable Matters, including Merger 1A (with respect to FSIC III), Merger 2A (with respect to CCT II) and Merger 3A (with respect to FSIC IV), on the terms and conditions set forth in this Agreement, declaring Merger 1A (in the case of FSIC III), Merger 2A (in the case of CCT II) and Merger 3A (in the case of FSIC IV) advisable, and directing that the Applicable Matters, including Merger 1A (in the case of FSIC III), Merger 2A (in the case of CCT II), and Merger 3A (in the case of FSIC IV), be submitted to such Company’s stockholders for their consideration, with the recommendation that the such stockholders approve the same. Notwithstanding anything to the contrary in Section 7.6, each Company shall submit to its stockholders the Applicable Matters on the terms and conditions set forth in this Agreement and any other matters required to be approved or adopted by its stockholders in order to carry out the Transactions. In furtherance of that obligation, each Company shall take, in accordance with applicable Law and its Governing Documents, all actions necessary to send a notice as promptly as practicable (but in no event later than 10 Business Days) following the date on which the SEC declares the Registration Statement effective of which the Joint Proxy Statement/Prospectus forms a part, to convene the Applicable Stockholders Meeting, as promptly as practicable thereafter, to consider and vote upon approval of the Applicable Matters, on the terms and conditions set forth in this Agreement as well as any other such matters. The record date for the Applicable Stockholders Meeting shall be determined in prior consultation with and subject to the prior written approval of the other parties to this Agreement (which prior written approval shall not be unreasonably delayed, conditioned or withheld). Each Company shall use reasonable best efforts to obtain from its stockholders the vote required to approve the Applicable Matters, on the terms and conditions set forth in this Agreement, including, subject to Section 7.6, by providing to its stockholders its Board of Governors’ recommendation of the Applicable Matters and including such recommendation in the Joint Proxy Statement/Prospectus and by, at the request of the other parties to this Agreement, postponing or adjourning the Applicable Stockholders Meeting to obtain a quorum or solicit additional proxies; provided that no Company shall postpone or adjourn the Applicable Stockholders Meeting for any other reason without the prior written consent of the other parties to this Agreement (which prior written consent shall not be unreasonably delayed, conditioned or withheld). Without limiting the generality of the foregoing, each Company’s obligations pursuant to this Section 7.3(a) (including its obligation to submit to its stockholders the Applicable Matters and any other matters required to be approved or adopted by its stockholders in order to carry out the Transactions) shall not be affected by (i) the commencement, public proposal, public disclosure or communication to such Company, its Representatives or its stockholders of any Takeover Proposal (including any Superior Proposal), (ii) such Company effecting a Takeover Approval or delivering a Notice of a Superior Proposal or (iii) an Adverse Recommendation Change.

(b)    As of the date of this Agreement, FSIC II has adopted resolutions approving the FSIC II Matters on the terms and conditions set forth in this Agreement, and directing that the FSIC II Matters be submitted to FSIC II’s stockholders for their consideration, with the recommendation that the FSIC II stockholders approve the same. Notwithstanding anything to the contrary in Section 7.7, FSIC II shall submit to its stockholders the FSIC II

Matters on the terms and conditions set forth in this Agreement and any other matters required to be approved or adopted by its stockholders in order to carry out the Transactions. In furtherance of that obligation, FSIC II shall take, in accordance with applicable Law and the FSIC II Charter and the FSIC II Bylaws, all actions necessary to send a notice as promptly as practicable (but in no event later than 10 Business Days) following the date on which the SEC declares the Registration Statement effective of which the Joint Proxy Statement/Prospectus forms a part, to convene the FSIC II Stockholders Meeting, as promptly as practicable thereafter, to consider and vote upon approval of the FSIC II Matters including Merger 1B, Merger 2B and Merger 3B, on the terms and conditions set forth in this Agreement as well as any other such matters. The record date for the FSIC II Stockholders Meeting shall be determined in prior consultation with and subject to the prior written approval of each Company (which prior written approval shall not be unreasonably delayed, conditioned or withheld). FSIC II shall use reasonable best efforts to obtain from FSIC II’s stockholders the vote required to approve the FSIC II Matters, on terms and conditions set forth in this Agreement, including, subject to Section 7.7, providing to FSIC II’s stockholders the FSIC II Board of Governors’ recommendation of the approval of the FSIC II Matters and including such recommendation in the Joint Proxy Statement/Prospectus and by, at the request of a Company, postponing or adjourning the FSIC II Stockholders Meeting to obtain a quorum or solicit additional proxies; provided that FSIC II shall not postpone or adjourn the FSIC II Stockholders Meeting for any other reason without the prior written consent of each Company (which prior written consent shall not be unreasonably delayed, conditioned or withheld). Without limiting the generality of the foregoing, FSIC II’s obligations pursuant to this Section 7.3(b) (including its obligation to submit to its stockholders the FSIC II Matters and any other matters required to be approved or adopted by its stockholders in order to carry out the Transactions) shall not be affected by (i) the commencement, public proposal, public disclosure or communication to FSIC II, its Representatives or its stockholders of any Takeover Proposal (including any FSIC II Superior Proposal), (ii) FSIC II effecting a Takeover Approval or delivering a Notice of a FSIC II Superior Proposal or (iii) a FSIC II Adverse Recommendation Change.

7.4    Indemnification; Governors’ and Officers’ Insurance.

(a)    Following the Effective Time, FSIC II shall, to the fullest extent permitted under applicable Law and as set forth in any indemnification agreement in effect on the date hereof by and between CCT II and each member of CCT II’s Board of Governors, FSIC III and each member of FSIC III’s Board of Governors or FSIC IV and each member of FSIC IV’s Board of Governors, indemnify, defend and hold harmless and advance expenses to the present and former trustees, directors and officers of each Company or any of their respective Consolidated Subsidiaries (in each case, when acting in such capacity) (each, an “Indemnified Party” and collectively, the “Indemnified Parties”) against all costs or expenses (including, but not limited to, reasonable attorneys’ fees actually incurred, reasonable experts’ fees, reasonable travel expenses, court costs, transcript fees and telecommunications, postage and courier charges), judgments, fines, losses, claims, damages, penalties, amounts paid in settlement or other liabilities (collectively, “Indemnified Liabilities”) incurred in connection with any Proceeding arising out of actions or omissions occurring at or prior to the Effective Time

(including the Transactions). In the event of any such Indemnified Liabilities, (i) FSIC II shall advance to such Indemnified Party, upon request, reimbursement of documented expenses reasonably and actually incurred to the fullest extent permitted under applicable Law provided that the Person to whom expenses are advanced, or someone on his or her behalf, provides an undertaking to repay such advances if it is ultimately determined that such Person is not entitled to indemnification and complies with other applicable provisions imposed under the Investment Company Act and interpretations thereof by the SEC or its staff and (ii) FSIC II and the applicable Indemnified Parties shall cooperate in the defense of such matter. Prior to the Closing, FSIC II shall use reasonable best efforts to enter into an indemnification agreement with each member of CCT II’s Board of Governors who is not also a member of FSIC II’s Board of Governors entitling each such Person to enforce the terms of this Section 7.4(a).

(b)    Any Indemnified Party wishing to claim indemnification under Section 7.4(a), upon learning of any Proceeding described above, shall promptly notify FSIC II in writing; provided, that the failure to so notify shall not affect the obligations of FSIC II under Section 7.4(a) unless FSIC II is materially prejudiced as a consequence.

(c)    If FSIC II or any of its successors or assigns consolidates with or merges into any other entity and is not the continuing or surviving entity of such consolidation or merger or transfers all or substantially all of its assets to any other entity, then and in each such case, FSIC II shall cause proper provision to be made so that the successors and assigns of FSIC II shall assume the obligations set forth in this Section 7.4.

(d)    The provisions of this Section 7.4 are (i) intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by Contract or otherwise.

7.5    No Solicitation.

(a)    Each of CCT II, FSIC III, FSIC IV and FSIC II shall, and shall cause its respective Affiliates, Consolidated Subsidiaries, and its and each of their respective officers, directors, trustees, managers, employees, consultants, financial advisors, attorneys, accountants and other advisors, representatives and agents (collectively, “Representatives”) to, immediately cease and cause to be terminated any discussions or negotiations with any parties that may be ongoing with respect to, or that are intended to or could reasonably be expected to lead to, a Takeover Proposal, and demand the immediate return or destruction (which destruction shall be certified in writing to CCT II, FSIC III, FSIC IV or FSIC II, as applicable) of all confidential information previously furnished to any Person (other than CCT II, FSIC III, FSIC IV, FSIC II or their respective Affiliates or Representatives) with respect to any Takeover Proposal. Prior to the Effective Time, subject to Section 7.6 in the case of CCT II, FSIC III and FSIC IV and Section 7.7 in the case of FSIC II, each of CCT II, FSIC II, FSIC III and FSIC IV shall not, and shall cause its respective Affiliates, Consolidated Subsidiaries and its and their respective Representatives not to: (i) directly or indirectly solicit, initiate, induce, encourage or take any other action (including by providing information) designed to, or which could reasonably be expected to, facilitate any inquiries or the making or submission or implementation of any proposal or offer (including any proposal or offer to its stockholders) with respect to any Takeover Proposal; (ii) approve, publicly endorse or recommend or enter into any agreement, arrangement, discussions or understandings with respect to any Takeover Proposal (including any letter of intent, agreement in principle, memorandum of understanding or confidentiality agreement) or enter into any Contract or understanding (including any letter of intent, agreement in principle, memorandum of understanding or confidentiality agreement) requiring it to abandon, terminate or fail to consummate, or that is intended to or that could reasonably be expected to result in the abandonment of, termination of or failure to consummate, any of the Mergers or any other Transaction; (iii) initiate or participate in any way in any negotiations or discussions regarding, or furnish or disclose to any Person (other than FSIC II, FSIC III, FSIC IV, CCT II or their respective Affiliates or Representatives) any information with respect to, or take any other action to facilitate or in furtherance of any inquiries or the making of any proposal that constitutes, or could reasonably be expected to lead to, any Takeover Proposal; (iv) publicly propose or publicly announce an intention to take any of the foregoing actions; or (v) grant any (x) approval pursuant to any Takeover Statute to any Person (other than FSIC II, FSIC III, FSIC IV, CCT II or their respective Affiliates) or with respect to any transaction (other than the Transactions) or (y) waiver or release under any standstill or any similar agreement with respect to equity securities of CCT II, FSIC III, FSIC IV or FSIC II.

(b)    Each of CCT II, FSIC III, FSIC IV and FSIC II shall as promptly as reasonably practicable (and in any event within 24 hours after receipt) (i) notify the other parties in writing of any request for information or any Takeover Proposal and the terms and conditions of such request, Takeover Proposal or inquiry (including the identity of the Person (or group of Persons) making such request, Takeover Proposal or inquiry) and (ii) provide to the other parties copies of any written materials received by CCT II, FSIC III, FSIC IV or FSIC II or their respective Representatives in connection with any of the foregoing, and the identity of the Person (or group of Persons) making any such request, Takeover Proposal or inquiry or with whom any discussions or negotiations are taking place. Each of CCT II, FSIC III, FSIC IV and FSIC II agrees that it shall keep the other parties informed on a reasonably current basis of the status and the material terms and conditions (including amendments or proposed amendments) of any such request, Takeover Proposal or inquiry and keep the other parties informed on a reasonably current basis of any information requested of or provided by CCT II, FSIC III, FSIC IV or FSIC II and as to the status of all discussions or negotiations with respect to any such request, Takeover Proposal or inquiry.

7.6    Company Takeover Proposals.

(a)    If on or after the date of this Agreement and at any time prior to the Applicable Stockholders Meeting: (i) a Company receives a bona fide unsolicited Takeover Proposal (under circumstances in which such Company has complied in all material respects with the provisions of Sections 7.5(a) and (b)); (ii) the Board of Governors of such Company shall have determined in good faith, after consultation with its outside legal counsel, that (x) failure to consider such Takeover Proposal would be reasonably likely to be a breach of the standard of conduct applicable to the directors of such Company under applicable Law and (y) such Takeover Proposal constitutes or is reasonably likely to result in a Superior Proposal; and (iii) such Company gives the other parties to this Agreement at least two (2) Business Days prior written notice of the identity of the Person making such Takeover Proposal, the terms and conditions of such Takeover Proposal and such Company’s intention to furnish information to, or participate in discussions or negotiations with, the Person making such Takeover Proposal then, subject to compliance with this Section 7.6(a), such Company may:

(i)    engage in negotiations or discussions with such Person who has made the unsolicited bona fide Takeover Proposal and provide information in response to a request therefor by a Person who has made such Takeover Proposal if such Company (A) receives from such Person an executed confidentiality agreement with customary terms (including a standstill) and (B) provides the other parties to this Agreement a copy of all such information that has not previously been delivered to such parties simultaneously with delivery to such Person (or such Person’s Representatives and Affiliates); and

(ii)    after fulfilling its obligations under Section 7.6(b) below, adopt, approve or recommend, or publicly propose to adopt, approve or recommend such Takeover Proposal, including entering into an agreement with respect thereto (collectively, a “Takeover Approval”).

If on or after the date of this Agreement and at any time prior to the Applicable Stockholders Meeting, the Board of Governors of such Company shall have determined, by a majority of its members, after consultation with its outside legal counsel that continued recommendation of the Applicable Matters to such Company’s stockholders would be reasonably likely to be a breach of the standard of conduct applicable to the directors of such Company under applicable Law as a result of a Superior Proposal, such Company may (A) withdraw or qualify (or modify or amend in a manner adverse to the other parties to this Agreement), or publicly propose to withdraw or qualify (or modify or amend in a manner adverse to the other parties to this Agreement), the approval, adoption, recommendation or declaration of advisability by the Board of Governors such Company of the Applicable Matters, including the recommendation of the Board of Governors of such Company that the stockholders of such Company approve the Merger (the “Applicable Recommendation”) and (B) take any action or make any statement, filing or release, in connection with the Applicable Stockholders Meeting or otherwise, inconsistent with the Applicable Recommendation (any action described in clause (A) and (B), with respect to any Company, referred to collectively with any Takeover Approval as an “Adverse Recommendation Change”).

(b)    Upon any determination that a Takeover Proposal constitutes a Superior Proposal, such Company shall promptly provide (and in any event within 24 hours of such determination) to the other parties to this Agreement a written notice (a “Notice of a Superior Proposal”) (i) advising the other parties to this Agreement that the Board of Governors of such Company has received a Superior Proposal, (ii) specifying in reasonable detail the material terms and conditions of such Superior Proposal, including the amount per share or other consideration that the stockholders of such Company will receive in connection with the Superior Proposal and including a copy of all written materials provided to or by such Company in connection with such Superior Proposal (unless previously provided to the other parties to this Agreement) and (iii) identifying the Person making such Superior Proposal. Such Company shall cooperate and negotiate in good faith with each other party to this Agreement (to the extent such party desires to negotiate) during the five (5) calendar day period following such parties’ receipt of the Notice of a Superior Proposal (it being understood that any amendment to the financial terms or any other material term of such Superior Proposal shall require a new notice and a new two (2) calendar day period) to make such adjustments in the terms and conditions of this Agreement as would enable such Company to determine that such Superior Proposal is no longer a Superior Proposal and proceed with the Applicable Recommendation without an Adverse Recommendation Change. If thereafter the Board of Governors of such Company determines, in its reasonable good faith judgment, by a majority of its members, after consultation with its outside legal counsel and after giving effect to any proposed adjustments to the terms of this Agreement that such Superior Proposal remains a Superior Proposal or the failure to make such Adverse Recommendation Change would be reasonably likely to be a breach of the standard of conduct applicable to the directors of such Company under applicable Law, and such Company has complied in all material respects with Section 7.6(a) above, such Company may terminate this Agreement with respect to itself pursuant to Section 9.1(c)(iv).

(c)    Other than as permitted by Section 7.6(a), neither such Company nor the Board of Governors of such Company shall make any Adverse Recommendation Change. Notwithstanding anything herein to the contrary, no Adverse Recommendation Change shall change the approval of the Applicable Matters or any other approval of the Board of Governors of such Company, including in any respect that would have the effect of causing any Takeover Statute or other similar statute to be applicable to the Transactions.

(d)    Such Company shall provide the other parties to this Agreement with prompt written notice of any meeting of such Company’s Board of Governors at which such Company’s Board of Governors is reasonably expected to consider any Takeover Proposal (such written notice shall in any event be received by the other parties to this Agreement reasonably in advance of such meeting).

(e)    Other than in connection with a Takeover Proposal, nothing in this Agreement shall prohibit or restrict a Company’s Board of Governors from taking any action described in clause (A) of the definition of Adverse Recommendation Change, as applicable, in response to an Intervening Event (an “Intervening Event Recommendation Change”) if (A) prior to effecting any such Intervening Event Recommendation Change, such Company promptly notifies the other parties to this Agreement, in writing, at least five (5) Business Days (the applicable “Intervening Event Notice Period”) before taking such action of its intent to consider such action (which notice shall not, by itself, constitute an Adverse Recommendation Change or an Intervening Event Recommendation Change), and which notice shall include a reasonably detailed description of the underlying facts giving rise to, and the reasons for taking, such action,

(B) such Company shall, and shall cause its Representatives to, during the Intervening Event Notice Period, negotiate with the other parties to this Agreement in good faith (to the extent such parties desire to negotiate) to make such adjustments in the terms and conditions of this Agreement that would not permit such Company’s Board of Governors to make an Intervening Event Recommendation Change, and (C) such Company’s Board of Governors (or a committee thereof) determines, after consulting with outside legal counsel and its financial advisor, that the failure to effect such an Intervening Event Recommendation Change, as applicable, after taking into account any adjustments made by the other parties to this Agreement during the Intervening Event Notice Period, would be reasonably likely to be a breach of the standard of conduct applicable to the directors of such Company under applicable Law.

(f)    Nothing contained in this Agreement shall be deemed to prohibit any Company from (i) complying with its disclosure obligations under applicable U.S. federal or state Law with regard to any Takeover Proposal or (ii) making any disclosure to such Company’s stockholders if, after consultation with its outside legal counsel, such Company determines that such disclosure would be required under applicable Law; provided, however, that any such disclosures (other than a “stop, look and listen” communication or similar communication of the type contemplated by Section 14d-9(f) under the Exchange Act) shall be deemed to be an Adverse Recommendation Change unless the Board of Governors of such Company expressly publicly reaffirms the Applicable Recommendation (i) in such communication or (ii) within three (3) Business Days after being requested in writing to do so by the other parties to this Agreement.

7.7    FSIC II Takeover Proposals.

(a)    If on or after the date of this Agreement and at any time prior to the FSIC II Stockholders Meeting: (i) FSIC II receives a bona fide unsolicited Takeover Proposal (under circumstances in which FSIC II has complied in all material respects with the provisions of Sections 7.5(a) and (b)); (ii) the Board of Governors of FSIC II shall have determined in good faith, after consultation with its outside legal counsel, that (x) failure to consider such Takeover Proposal would be reasonably likely to be a breach of the standard of conduct applicable to the directors of FSIC II under applicable Law and (y) such Takeover Proposal constitutes or is reasonably likely to result in a FSIC II Superior Proposal; and (iii) FSIC II gives each Company at least two (2) Business Days prior written notice of the identity of the Person making such Takeover Proposal, the terms and conditions of such Takeover Proposal and FSIC II’s intention to furnish information to, or participate in discussions or negotiations with, the Person making such Takeover Proposal then, subject to compliance with this Section 7.7(a), FSIC II may:

(i)    engage in negotiations or discussions with such Person who has made the unsolicited bona fide Takeover Proposal and provide information in response to a request therefor by a Person who has made such Takeover Proposal if FSIC II (A) receives from such Person an executed confidentiality agreement with customary terms (including a standstill) and (B) provides each Company a copy of all such information that has not previously been delivered to such Company simultaneously with delivery to such Person (or such Person’s Representatives or Affiliates); and

(ii)    after fulfilling its obligations under Section 7.7(b) below, effect a Takeover Approval.

If on or after the date of this Agreement and at any time prior to the FSIC II Stockholders Meeting, the Board of Governors of FSIC II shall have determined, by a majority of its members, after consultation with its outside legal counsel that continued recommendation of the FSIC II Matters to FSIC II’s stockholders would be reasonably likely to be a breach of the standard of conduct applicable to the directors of FSIC II under applicable Law as a result of a FSIC II Superior Proposal, FSIC II may (A) withdraw or qualify (or modify or amend in a manner adverse to a Company), or publicly propose to withdraw or qualify (or modify or amend in a manner adverse to a Company), the approval, adoption, recommendation or declaration of advisability by the Board of Governors of FSIC II of the FSIC II Matters, including the recommendation of the Board of Governors of FSIC II that the stockholders of FSIC II approve the FSIC II Matters (the “FSIC II Recommendation”), and (B) take any action or make any statement, filing or release, in connection with the FSIC II Stockholders Meeting or otherwise, inconsistent with the FSIC II Recommendation (any action described in clause (A) and (B) referred to collectively with any Takeover Approval as a “FSIC II Adverse Recommendation Change”).

(b)    Upon any determination that a Takeover Proposal constitutes a FSIC II Superior Proposal, FSIC II shall promptly provide (and in any event within 24 hours of such determination) to each Company a written notice (a “Notice of a FSIC II Superior Proposal”) (i) advising such Company that the Board of Governors of FSIC II has received a FSIC II Superior Proposal, (ii) specifying in reasonable detail the material terms and conditions of such FSIC II Superior Proposal, including the amount per share or other consideration that the stockholders of FSIC II will receive in connection with the Superior Proposal and including a copy of all written materials provided to or by FSIC II in connection with such FSIC II Superior Proposal (unless previously provided to such Company) and (iii) identifying the Person making such FSIC II Superior Proposal. FSIC II shall cooperate and negotiate in good faith with CCT II (to the extent CCT II desires to negotiate), FSIC III (to the extent FSIC III desires to negotiate) and FSIC IV (to the extent FSIC IV desires to negotiate) during the five (5) calendar day period following CCT II’s, FSIC III’s and FSIC IV’s receipt of the Notice of a FSIC II Superior Proposal (it being understood that any amendment to the financial terms or any other material term of such FSIC II Superior Proposal shall require a new notice and a new two (2) calendar day period) to make such adjustments in the terms and conditions of this Agreement as would enable FSIC II to determine that such FSIC II Superior Proposal is no longer a FSIC II Superior Proposal and proceed with a FSIC II Recommendation without a FSIC II Adverse Recommendation Change. If thereafter the Board of Governors of FSIC II determines, in its reasonable good faith judgment, by a majority of its members, after consultation with its outside legal counsel and after giving effect to any proposed adjustments to the terms of this Agreement that such FSIC II Superior Proposal remains a FSIC II Superior Proposal or the failure to make such FSIC II

Adverse Recommendation Change would be reasonably likely to be a breach of the standard of conduct applicable to the directors of FSIC II under applicable Law, and FSIC II has complied in all material respects with Section 7.7(a) above, FSIC II may terminate this Agreement pursuant to Section 9.1(d)(iv).

(c)    Other than as permitted by Section 7.7(a), neither FSIC II nor the Board of Governors of FSIC II shall make any FSIC II Adverse Recommendation Change. Notwithstanding anything herein to the contrary, no FSIC II Adverse Recommendation Change shall change the approval of the FSIC II Matters or any other approval of the Board of Governors of FSIC II, including in any respect that would have the effect of causing any Takeover Statute or other similar statute to be applicable to the Transactions.

(d)    FSIC II shall provide each Company with prompt written notice of any meeting of FSIC II’s Board of Governors at which FSIC II’s Board of Governors is reasonably expected to consider any Takeover Proposal (such written notice shall in any event be received by each Company reasonably in advance of such meeting).

(e)    Other than in connection with an FSIC II Takeover Proposal, nothing in this Agreement shall prohibit or restrict FSIC II’s Board of Governors from taking any action described in clause (A) of the definition of FSIC II Adverse Recommendation Change in response to an Intervening Event (an “FSIC II Intervening Event Recommendation Change”) if (A) prior to effecting any such FSIC II Intervening Event Recommendation Change, FSIC II promptly notifies each Company, in writing, at least five (5) Business Days (the “FSIC II Intervening Event Notice Period”) before taking such action of its intent to consider such action (which notice shall not, by itself, constitute an FSIC II Adverse Recommendation Change or an FSIC II Intervening Event Recommendation Change), and which notice shall include a reasonably detailed description of the underlying facts giving rise to, and the reasons for taking, such action, (B) FSIC II shall, and shall cause its Representatives to, during the FSIC II Intervening Event Notice Period, negotiate with CCT II in good faith (to the extent CCT II desires to negotiate), FSIC III in good faith (to the extent FSIC III desires to negotiate) and FSIC IV (to the extent FSIC IV desires to negotiate) to make such adjustments in the terms and conditions of this Agreement that would not permit FSIC II’s Board of Governors to make a FSIC II Intervening Event Recommendation Change, and (C) FSIC II’s Board of Governors (or a committee thereof) determines, after consulting with outside legal counsel and its financial advisor, that the failure to effect such a FSIC II Intervening Event Recommendation Change, as applicable, after taking into account any adjustments made by the Companies during the FSIC II Intervening Event Notice Period, would be reasonably likely to be a breach of the standard of conduct applicable to the directors of FSIC II under applicable Law.

(f)    Nothing contained in this Agreement shall be deemed to prohibit FSIC II from (i) complying with its disclosure obligations under applicable U.S. federal or state Law with regard to any Takeover Proposal or (ii) making any disclosure to FSIC II’s stockholders if, after consultation with its outside legal counsel, FSIC II determines that such disclosure would be required under applicable Law; provided, however, that any such disclosures (other than a

“stop, look and listen” communication or similar communication of the type contemplated by Section 14d-9(f) under the Exchange Act) shall be deemed to be a FSIC II Adverse Recommendation Change unless the Board of Governors of FSIC II expressly publicly reaffirms the FSIC II Recommendation (i) in such communication or (ii) within three (3) Business Days after being requested in writing to do so by the Companies.

7.8    Access to Information.

(a)    Upon reasonable notice, except as may otherwise be restricted by applicable Law, each of CCT II, FSIC III, FSIC IV and FSIC II shall, and shall cause each of its Consolidated Subsidiaries to, afford to the directors, officers, accountants, counsel, advisors and other Representatives of the other parties, reasonable access, during normal business hours during the period prior to the Effective Time, to its properties, books, Contracts, and records and, during such period, such party shall, and shall cause its Consolidated Subsidiaries to, make available (including via EDGAR) to the other parties all other information concerning its business and properties as the other parties may reasonably request; provided that the foregoing shall not require CCT II, FSIC III, FSIC IV or FSIC II, as applicable, to afford access to or to disclose any information that in such party’s reasonable judgment would violate any confidentiality obligations to which such party is subject to if after using its reasonable best efforts with respect thereto, it was unable to obtain any required consent to provide such access or make such disclosure; provided, further, that any of CCT II, FSIC III, FSIC IV or FSIC II may restrict access to the extent required by any applicable Law or as may be necessary to preserve attorney-client privilege under any circumstances in which such privilege may be jeopardized by such disclosure or access.

(b)    No investigation by a party hereto or its representatives shall affect or be deemed to modify the representations and warranties of the other parties set forth in this Agreement.

7.9    Publicity. The initial press release with respect to the Transactions shall be a joint press release reasonably acceptable to each of FSIC II, FSIC III, FSIC IV and CCT II. Thereafter, so long as this Agreement is in effect for such party, FSIC II, FSIC III, FSIC IV and CCT II each shall consult with the other before issuing or causing the publication of any press release or other public announcement with respect to this Agreement, the Mergers, or the Transactions, except as may be required by applicable Law and, to the extent practicable, before such press release or disclosure is issued or made, FSIC II, FSIC III, FSIC IV or CCT II, as applicable, shall have used commercially reasonable efforts to advise the other parties of, and consult with the other parties regarding, the text of such disclosure; provided, that either FSIC II, FSIC III, FSIC IV or CCT II may make any public statement in response to specific questions by analysts, investors or those attending industry conferences or financial analyst conference calls, so long as any such statements are consistent with previous press releases, public disclosures or public statements made in compliance with this Section 7.9.

7.10    Takeover Statutes and Provisions. Neither FSIC II, FSIC III, FSIC IV nor CCT II will take any action that would cause the Transactions to be subject to requirements imposed by any Takeover Statutes. Each of FSIC II, FSIC III, FSIC IV and CCT II shall take all necessary steps within its control to exempt (or ensure the continued exemption of) those Transactions from, or if necessary challenge the validity or applicability of, any applicable Takeover Statute, as now or hereafter in effect.

7.11    Tax Matters.

(a)    Tax Representation Letters. Prior to the Effective Time 1A (or at such other times as requested by counsel), each of FSIC II, FSIC III, FSIC IV and CCT II shall execute and deliver to Dechert LLP tax representation letters (which will be used in connection with the tax opinions contemplated by Sections 8.2(d), 8.3(d), 8.6(d) and 8.7(d)) in customary form and substance as required by Dechert LLP.

(b)    RIC Status. During the period from the date of this Agreement to Effective Time 3A or, if this Agreement is terminated in respect of Merger 3A, Effective Time 2A or, if this Agreement is terminated in respect of Merger 2A and Merger 3A, Merger 1A, except as expressly contemplated or permitted by this Agreement, (i) CCT II shall not, and shall not permit any of its Consolidated Subsidiaries to, directly or indirectly, without the prior written consent of FSIC II, FSIC III and FSIC IV take any action, or knowingly fail to take any action, which action or failure to act is reasonably likely to cause CCT II to fail to qualify as a RIC, (ii) FSIC II shall not, and shall not permit any of its Consolidated Subsidiaries to, directly or indirectly, without the prior written consent of each Company, take any action, or knowingly fail to take any action, which action or failure to act is reasonably likely to cause FSIC II to fail to qualify as a RIC, (iii) FSIC III shall not, and shall not permit any of its Consolidated Subsidiaries to, directly or indirectly, without the prior written consent of CCT II, FSIC IV and FSIC II, take any action, or knowingly fail to take any action, which action or failure to act is reasonably likely to cause FSIC III to fail to qualify as a RIC and (iv) FSIC IV shall not, and shall not permit any of its Consolidated Subsidiaries to, directly or indirectly, without the prior written consent of CCT II, FSIC III and FSIC II, take any action, or knowingly fail to take any action, which action or failure to act is reasonably likely to cause FSIC IV to fail to qualify as a RIC.

(c)    Tax Treatment of Mergers. Unless otherwise required by applicable Law or administrative action, (i) each of CCT II, FSIC III, FSIC IV, FSIC II, Merger Sub 1, Merger Sub 2 and Merger Sub 3 shall use its reasonable best efforts to cause the Mergers to qualify as a reorganization governed by Section 368(a) of the Code, including by not taking any action that such party knows is reasonably likely to prevent such qualification; and (ii) each of CCT II, FSIC III, FSIC IV, FSIC II, Merger Sub 1 and Merger Sub 2 shall report the Mergers for U.S. federal income Tax purposes as a reorganization governed by Section 368(a) of the Code.

(d)    Tax Opinions. CCT II shall use its best efforts to obtain the tax opinion described in Section 8.5(d), FSIC II shall use its best efforts to obtain the tax opinions described in Section 8.2(d), Section 8.4(d) and Section 8.6(d), FSIC III shall use its best efforts to obtain the tax opinion described in Section 8.3(d) and FSIC IV shall use its reasonable best efforts to obtain the tax opinion described in Section 8.7(d).

(e)    Tax Dividends. Prior to Effective Time 1A, FSIC III shall have declared a Tax Dividend with respect to all taxable years ending prior to or with Effective Time 1A, which Tax Dividend shall either have been paid by FSIC III prior to Effective Time 1A or shall be paid by FSIC II to the former shareholders of FSIC III and shall reduce the Closing FSIC III Net Asset Value. Prior to Effective Time 2A, CCT II shall have declared a Tax Dividend with respect to all taxable years ending prior to or with Effective Time 2A, which Tax Dividend shall either have been paid by CCT II prior to Effective Time 2A or shall be paid by FSIC II to the former shareholders of CCT II and shall reduce the Closing CCT II Net Asset Value. Prior to Effective Time 3A, FSIC IV shall have declared a Tax Dividend with respect to all taxable years ending prior to Effective Time 3A, which Tax Dividend shall either have been paid by FSIC IV prior to Effective Time 1A or shall be paid by FSIC II to the former shareholders of FSIC IV and shall reduce the Closing FSIC IV Net Asset Value.

7.12    Stockholder Litigation. The parties to this Agreement shall reasonably cooperate and consult with one another in connection with the defense and settlement of any Proceeding by CCT II’s stockholders, FSIC III’s stockholders, FSIC IV’s stockholders or FSIC II’s stockholders against any of them or any of their respective directors, officers or Affiliates with respect to this Agreement or the Transactions. Each of CCT II, FSIC III, FSIC IV and FSIC II (i) shall keep the other parties reasonably informed of any material developments in connection with any such Proceeding brought by its stockholders and (ii) shall not settle any such Proceeding without the prior written consent of the other parties (such consent not to be unreasonably delayed, conditioned or withheld).

7.13    Section 16 Matters. Prior to the Effective Time, the Board of Governors of each of FSIC II, FSIC III, FSIC IV and CCT II, as applicable, shall take all such steps as may be required to cause any dispositions of CCT II Common Shares (including derivative securities with respect to CCT II Common Shares), dispositions of FSIC III Common Shares (including derivative securities with respect to FSIC III Common Shares), dispositions of FSIC IV Common Shares (including derivative securities with respect to FSIC IV Common Shares) or acquisitions of shares of FSIC II Common Stock (including derivative securities with respect to FSIC II Common Stock), as applicable, resulting from the Transactions by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to CCT II, FSIC III and FSIC IV, as applicable, or will become subject to such reporting requirements with respect to FSIC II, in each case, to be exempt pursuant to Rule 16b-3.

7.14    No Other Representations or Warranties. The parties hereto acknowledge and agree that except for the representations and warranties of the Companies in Article III, the representations and warranties of FSIC II in Article IV and the representations and warranties of the Joint Advisor in Article V, none of FSIC III, CCT II, FSIC IV, FSIC II, Merger Sub 1, Merger Sub 2, Merger Sub 3 or the Joint Advisor or any of FSIC III’s, CCT II’s, FSIC IV’s, FSIC II’s or the Joint Advisor’s respective Consolidated Subsidiaries or any other Person acting on behalf of the foregoing makes any representation or warranty, express or implied. Except for the representations and warranties of the Companies in Article III, FSIC II in Article IV and the Joint Advisor in Article V, all other warranties, express or implied, statutory or otherwise, of any nature, including with respect to any express or implied representation or warranty as to the merchantability, quality, quantity, suitability or fitness for any particular purpose of the business or the assets of the Companies, FSIC II and the Joint Advisor are hereby expressly disclaimed by FSIC III, CCT II, FSIC IV, FSIC II and the Joint Advisor, as applicable.

7.15    Merger of Surviving Company. Immediately after the occurrence of Effective Time 1A and in accordance with the MGCL, Surviving Company 1 and FSIC II shall consummate Merger 1B. Immediately after the occurrence of Effective Time 2A and in accordance with the MGCL and Delaware Statutory Trust Act, Surviving Company 2 and FSIC II shall consummate Merger 2B. Immediately after the occurrence of Effective Time 3A and in accordance with the MGCL, Surviving Company 3 and FSIC II shall consummate Merger 3B.

7.16    Coordination of Dividends. FSIC II, FSIC III, FSIC IV and CCT II shall coordinate with each other in designating the record and payment dates for any quarterly dividends or distributions to its stockholders declared in accordance with this Agreement in any calendar quarter in which the Closing Date might reasonably be expected to occur, and neither FSIC II, FSIC III, FSIC IV nor CCT II shall authorize or declare any dividend or distribution to its stockholders after the Determination Date at any time on or before the Closing Date; provided, however, that the foregoing shall not prohibit FSIC II, FSIC III, FSIC IV or CCT II from authorizing, declaring or paying any dividend or distribution to its stockholders solely payable in cash in accordance with this Agreement to the extent such dividend or distribution is taken into account in determining the Closing FSIC II Net Asset Value, the Closing FSIC III Net Asset Value, the Closing FSIC IV Net Asset Value and/or the Closing CCT II Net Asset Value, as applicable, including a Tax Dividend.

ARTICLE VIII

CONDITIONS PRECEDENT

8.1    Conditions to Each Party’s Obligations to Effect the Mergers. The respective obligations of (i) FSIC III, Merger Sub 1 and FSIC II to effect Merger 1A, (ii) CCT II, Merger Sub 2 and FSIC II to effect Merger 2A and (iii) FSIC IV, Merger Sub III and FSIC II to effect Merger 3A, as the case may be, shall be subject to the satisfaction or waiver by the parties to Merger 1A, Merger 2A or Merger 3A, as the case may be, at or prior to the applicable Effective Time, of the following conditions:

(a)    Stockholder Approvals. In the case of Merger 1A, (i) the FSIC III Matters shall have been approved by the FSIC III Requisite Vote and (ii) the applicable FSIC II Matters shall have been approved by the FSIC II Requisite Vote. In the case of Merger 2A, (i) the CCT II Matters shall have been approved by the CCT II Requisite Vote, (ii) the applicable FSIC II Matters shall have been approved by the FSIC II Requisite Vote and (iii) the FSIC III Matters shall have been approved by the FSIC III Requisite Vote. In the case of Merger 3A, (i) the FSIC IV Matters shall have been approved by the FSIC IV Requisite Vote, (ii) the applicable FSIC II Matters shall have been approved by the FSIC II Requisite Vote and (iii) the FSIC III Matters shall have been approved by the FSIC III Requisite Vote.

(b)    Consummation of Merger 2A and 2B. In the case of Merger 2A and Merger 3A, Merger 1A and 1B shall have occurred or shall occur substantially concurrently with Merger 2A or Merger 3A, as applicable.

(c)    Registration Statement. The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no Proceedings for that purpose shall have been initiated by the SEC. Any necessary state securities or “blue sky” authorizations shall have been received.

(d)    No Injunctions or Restraints; Illegality. No Order issued by any court or agency of competent jurisdiction or other Law preventing, enjoining, restraining or making illegal the consummation of Merger 1A, Merger 2A or Merger 3A, as the case may be, or any of the other Transactions with respect thereto shall be in effect.

(e)    Regulatory and Other Approvals. All Regulatory Approvals required by applicable Law to consummate Merger 1A, Merger 2A or Merger 3A, as the case may be, and the Transactions with respect thereto, shall have been obtained and shall remain in full force and effect and all statutory waiting periods required by applicable Law in respect thereof shall have expired (including expiration of the applicable waiting period under the HSR Act).

(f)    No Litigation. There shall be no Proceeding by any Governmental Entity of competent jurisdiction pending that challenges Merger 1A, Merger 2A or Merger 3A, as the case may be, or any of the other Transactions with respect thereto or that otherwise seeks to prevent, enjoin, restrain or make illegal the consummation of such Mergers or any of the other Transactions with respect thereto.

(g)    Net Asset Value Determinations. In the case of Merger 1A, the determination of both the Closing FSIC III Net Asset Value and the Closing FSIC II Net Asset Value shall have been completed in accordance with Section 2.6. In the case of Merger 2A, the determination of both the Closing CCT II Net Asset Value and the Closing FSIC II Net Asset Value shall have been completed in accordance with Section 2.6. In the case of Merger 3A, the determination of both the Closing FSIC IV Net Asset Value and the Closing FSIC II Net Asset Value shall have been completed in accordance with Section 2.6.

(h)    Charter Amendments. In the case of Merger 1A, the FSIC III Charter Amendments and the FSIC II Charter Amendments shall have become effective. In the case of Merger 2A, the CCT II Charter Amendments and the FSIC II Charter Amendments shall have become effective. In the case of Merger 3A, the FSIC IV Charter Amendments and CCT II Charter Amendments shall have become effective.

(i)    Representations and Warranties of Joint Advisor. The representations and warranties of the Joint Advisor set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), without regard to any Material Adverse Effect or other materiality qualification to such representations and warranties, provided, however, that notwithstanding anything herein to the contrary, the condition set forth in this Section 8.1(h) shall be deemed to have been satisfied even if any such representations and warranties of the Joint Advisor are not so true and correct, without regard to any Material Adverse Effect or other materiality qualification to such representations and warranties, unless the failure of such representations and warranties of the Joint Advisor to be so true and correct, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect with respect to FSIC II or any Company. FSIC II and each Company shall have received a certificate signed on behalf of the Joint Advisor by an authorized officer of the Joint Advisor to the effect that the conditions set forth in Section 8.1(h) have been satisfied.

8.2    Conditions to Obligations of FSIC II and Merger Sub 1 to Effect Merger 1A. The obligations of FSIC II and Merger Sub 1 to effect Merger 1A are also subject to the satisfaction or waiver by FSIC II, at or prior to Effective Time 1A, of the following conditions:

(a)    Representations and Warranties of FSIC III. (i) The representations and warranties of FSIC III set forth in Sections 3.2(a) and 3.2(b) shall be true and correct in all respects (other than de minimis inaccuracies) as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date); (ii) the representations and warranties of FSIC III set forth in Section 3.8(ii) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date); (iii) the representations and warranties of FSIC III set forth in Sections 3.3(a), 3.3(b)(i), 3.7, 3.10 and 3.21 shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date); and (iv) the representations and warranties of FSIC III set forth in this Agreement (other than those set forth in the foregoing clauses (i), (ii) and (iii)) shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), without regard to any Material Adverse Effect or other materiality qualification to such representations and warranties, provided, however, that notwithstanding anything herein to the contrary, the condition set forth in this Section 8.2(a)(iv) shall be deemed to have been satisfied even if any such representations and warranties of FSIC III are not so true and correct, without regard to any Material Adverse Effect or other materiality qualification to such representations and warranties, unless the failure of such representations and warranties of FSIC III to be so true and correct, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect with respect to FSIC III. FSIC II shall have received a certificate signed on behalf of FSIC III by the Chief Executive Officer or the Chief Financial Officer of FSIC III to the effect that the conditions set forth in Section 8.2(a)(i), (ii), (iii) and (iv) have been satisfied.

(b)    Performance of Obligations of FSIC III. FSIC III shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to Effective Time 1A. FSIC II shall have received a certificate signed on behalf of FSIC III by the Chief Executive Officer or the Chief Financial Officer of FSIC III to such effect.

(c)    Absence of FSIC III Material Adverse Effect. Since the date of this Agreement there shall not have occurred any condition, change or event that, individually or in the aggregate, has had or would reasonably be expected to have, a Material Adverse Effect in respect of FSIC III.

(d)    Federal Tax Opinion. FSIC II shall have received the opinion of its counsel, Dechert LLP, in form and substance as set forth in Exhibit A, dated the Closing Date, substantially to the effect that, on the basis of facts, representations and assumptions set forth in such opinion that are consistent with the state of facts existing at the Closing Date, the Mergers will be treated as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon customary representations contained in certificates of officers of FSIC III and FSIC II. If counsel for FSIC II will not render such an opinion, counsel for FSIC III may render such opinion to FSIC II.

(e)    FIRPTA Certificate. FSIC III shall have delivered within 30 days prior to the Closing Date a duly executed certificate stating that FSIC III is not and has not been within five years of the date of the certificate a “United States real property holding corporation” within the meaning of Section 897 of the Code in accordance with Treasury Regulations promulgated under Sections 897 and 1445 of the Code.

8.3    Conditions to Obligations of FSIC III to Effect Merger 1A. The obligation of FSIC III to effect Merger 1A is also subject to the satisfaction or waiver by FSIC III, at or prior to Effective Time 1A, of the following conditions:

(a)    Representations and Warranties of FSIC II. (i) The representations and warranties of FSIC II set forth in Section 4.2(a) shall be true and correct in all respects (other than de minimis inaccuracies) as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date); (ii) the representations and warranties of FSIC II regarding itself and Merger Sub 1 set forth in Section 4.8(ii) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date); (iii) the representations and warranties of FSIC II regarding itself and Merger Sub 1 set forth in Sections 4.3(a), 4.3(b)(i) and 4.7 shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date); and (iv) the representations and warranties of FSIC II regarding itself and Merger Sub 1 set forth in this Agreement (other than those set forth in the foregoing clauses (i), (ii) and (iii)) shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), without regard to any Material Adverse Effect or other materiality qualification to such representations and warranties, provided, however, that notwithstanding anything herein to the contrary, the condition set forth in this Section 8.3(a)(iv) shall be deemed to have been satisfied even if any such representations and warranties of FSIC II regarding itself and Merger Sub 1 are not so true and correct, without regard to any Material Adverse Effect or other materiality qualification to such representations and warranties, unless the failure of such representations and warranties of FSIC II regarding itself and Merger Sub 1 to be so true and correct, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect with respect to FSIC II. FSIC III shall have received a certificate signed on behalf of FSIC II by the Chief Executive Officer or the Chief Financial Officer of FSIC II and Merger Sub 1 to the effect that the conditions set forth in Section 8.3(a)(i), (ii), (iii) and (iv) have been satisfied.

(b)    Performance of Obligations of FSIC II and Merger Sub 1. Each of FSIC II and Merger Sub 1 shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time. FSIC III shall have received a certificate signed on behalf of FSIC II and Merger Sub 1 by the Chief Executive Officer or the Chief Financial Officer of FSIC II to such effect.

(c)    Absence of FSIC II Material Adverse Effect. Since the date of this Agreement there shall not have occurred any condition, change or event that, individually or in the aggregate, has had or would reasonably be expected to have, a Material Adverse Effect in respect of FSIC II.

(d)    Federal Tax Opinion. FSIC III shall have received the opinion of its counsel, Dechert LLP, in form and substance as set forth in Exhibit A, dated the Closing Date, substantially to the effect that, on the basis of facts, representations and assumptions set forth in such opinion that are consistent with the state of facts existing at the Closing Date, the Mergers will be treated as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon customary representations contained in certificates of officers of FSIC III and FSIC II. If counsel for FSIC III will not render such an opinion, counsel for FSIC II may render such opinion to FSIC III.

8.4    Conditions to Obligations of FSIC II and Merger Sub 2 to Effect Merger 2A. The obligations of FSIC II and Merger Sub 2 to effect Merger 2A are also subject to the satisfaction or waiver by FSIC II, at or prior to Effective Time 2A, of the following conditions:

(a)    Representations and Warranties of CCT II. (i) The representations and warranties of CCT II set forth in Sections 3.2(a) and 3.2(b) shall be true and correct in all respects (other than de minimis inaccuracies) as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date); (ii) the representations and warranties of CCT II set forth in Section 3.8(ii) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date); (iii) the representations and warranties of CCT II set forth in Sections 3.3(a), 3.3(b)(i), 3.7, 3.10 and 3.21 shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date); and (iv) the representations and warranties of CCT II set forth in this Agreement (other than those set forth in the foregoing clauses (i), (ii) and (iii)) shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), without regard to any Material Adverse Effect or other materiality qualification to such representations and warranties, provided, however, that notwithstanding anything herein to the contrary, the condition set forth in this Section 8.4(a)(iv) shall be deemed to have been satisfied even if any such representations and warranties of CCT II are not so true and correct, without regard to any Material Adverse Effect or other materiality qualification to such representations and warranties, unless the failure of such representations and warranties of CCT II to be so true and correct, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect with respect to CCT II. FSIC II shall have received a certificate signed on behalf of CCT II by the Chief Executive Officer or the Chief Financial Officer of CCT II to the effect that the conditions set forth in Section 8.4(a)(i), 8.4(a)(ii), 8.4(a)(iii) and 8.4(a)(iv) have been satisfied.

(b)    Performance of Obligations of CCT II. CCT II shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to Effective Time 2A. FSIC II shall have received a certificate signed on behalf of CCT II by the Chief Executive Officer or the Chief Financial Officer of CCT II to such effect.

(c)    Absence of CCT II Material Adverse Effect. Since the date of this Agreement there shall not have occurred any condition, change or event that, individually or in the aggregate, has had or would reasonably be expected to have, a Material Adverse Effect in respect of CCT II.

(d)    Federal Tax Opinion. FSIC II shall have received the opinions of its counsel, Dechert LLP, in form and substance as set forth in Exhibit A, dated the Closing Date, substantially to the effect that, on the basis of facts, representations and assumptions set forth in such opinion that are consistent with the state of facts existing at the Closing Date, each of the Mergers will be treated as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon customary representations contained in certificates of officers of CCT II and FSIC II. If counsel for FSIC II will not render such an opinion, counsel for CCT II may render such opinion to FSIC II.

(e)    FIRPTA Certificate. CCT II shall have delivered within 30 days prior to the Closing Date a duly executed certificate stating that CCT II is not and has not been within five years of the date of the certificate a “United States real property holding corporation” within the meaning of Section 897 of the Code in accordance with Treasury Regulations promulgated under Sections 897 and 1445 of the Code.

8.5    Conditions to Obligations of CCT II to Effect Merger 2A. The obligation of CCT II to effect Merger 2A is also subject to the satisfaction or waiver by CCT II, at or prior to Effective Time 2A, of the following conditions:

(a)    Representations and Warranties of FSIC II. (i) The representations and warranties of FSIC II set forth in Section 4.2(a) shall be true and correct in all respects (other than de minimis inaccuracies) as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date); (ii) the representations and warranties of FSIC II regarding itself and Merger Sub 2 set forth in Section 4.8(ii) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date); (iii) the representations and warranties of FSIC II regarding itself and Merger Sub 2 set forth in Sections 4.3(a), 4.3(b)(i) and 4.7 shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date); and (iv) the representations and warranties of FSIC II regarding itself and Merger Sub 2 set forth in this Agreement (other than those set forth in the foregoing clauses (i), (ii) and (iii)) shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), without regard to any Material Adverse Effect or other materiality qualification to such representations and warranties, provided, however, that notwithstanding anything herein to the contrary, the condition set forth in this Section 8.5(a)(iv) shall be deemed to have been satisfied even if any such representations and warranties of FSIC II regarding itself and Merger Sub 2 are not so true and correct, without regard to any Material Adverse Effect or other materiality qualification to such representations and warranties, unless the failure of such representations and warranties of FSIC II regarding itself and Merger Sub 2 to be so true and correct, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect with respect to FSIC II. CCT II shall have received a certificate signed on behalf of FSIC II by the Chief Executive Officer or the Chief Financial Officer of FSIC II and Merger Sub 2 to the effect that the conditions set forth in Section 8.3(a)(i), 8.3(a)(ii), 8.3(a)(iii) and 8.3(a)(iv) have been satisfied.

(b)    Performance of Obligations of FSIC II and Merger Sub 2. Each of FSIC II and Merger Sub 2 shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time. CCT II shall have received a certificate signed on behalf of FSIC II and Merger Sub 2 by the Chief Executive Officer or the Chief Financial Officer of FSIC II to such effect.

(c)    Absence of FSIC II Material Adverse Effect. Since the date of this Agreement there shall not have occurred any condition, change or event that, individually or in the aggregate, has had or would reasonably be expected to have, a Material Adverse Effect in respect of FSIC II.

(d)    Federal Tax Opinion. CCT II shall have received the opinion of its counsel, Dechert LLP, in form and substance as set forth in Exhibit A, dated the Closing Date, substantially to the effect that, on the basis of facts, representations and assumptions set forth in such opinion that are consistent with the state of facts existing at the Closing Date, the Mergers will be treated as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon customary representations contained in certificates of officers of CCT II and FSIC II. If counsel for CCT II will not render such an opinion, counsel for FSIC II may render such opinion to CCT II.

8.6    Conditions to Obligations of FSIC II and Merger Sub 3 to Effect Merger 3A. The obligations of FSIC II and Merger Sub 3 to effect Merger 3A are also subject to the satisfaction or waiver by FSIC II, at or prior to Effective Time 3A, of the following conditions:

(a)    Representations and Warranties of FSIC IV. (i) The representations and warranties of FSIC IV set forth in Sections 3.2(a) and 3.2(b) shall be true and correct in all respects (other than de minimis inaccuracies) as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date); (ii) the representations and warranties of FSIC IV set forth in Section 3.8(ii) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date); (iii) the representations and warranties of FSIC IV set forth in Sections 3.3(a), 3.3(b)(i), 3.7, 3.10 and 3.21 shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date); and (iv) the representations and warranties of FSIC IV set forth in this Agreement (other than those set forth in the foregoing clauses (i), (ii) and (iii)) shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), without regard to any Material Adverse Effect or other materiality qualification to such representations and warranties, provided, however, that notwithstanding anything herein to the contrary, the condition set forth in this Section 8.6(a)(iv) shall be deemed to have been satisfied even if any such representations and warranties of FSIC IV are not so true and correct, without regard to any Material Adverse Effect or other materiality qualification to such representations and warranties, unless the failure of such representations and warranties of FSIC IV to be so true and correct, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect with respect to FSIC IV. FSIC II shall have received a certificate signed on behalf of FSIC IV by the Chief Executive Officer or the Chief Financial Officer of FSIC IV to the effect that the conditions set forth in Section 8.6(a)(i), 8.6(a)(ii), 8.7(a)(iii)8.6(a)(iii) and 8.6(a)(iv) have been satisfied.

(b)    Performance of Obligations of FSIC IV. FSIC IV shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to Effective Time 3A. FSIC II shall have received a certificate signed on behalf of FSIC IV by the Chief Executive Officer or the Chief Financial Officer of FSIC IV to such effect.

(c)    Absence of FSIC IV Material Adverse Effect. Since the date of this Agreement there shall not have occurred any condition, change or event that, individually or in the aggregate, has had or would reasonably be expected to have, a Material Adverse Effect in respect of FSIC IV.

(d)    Federal Tax Opinion. FSIC II shall have received the opinion of its counsel, Dechert LLP, in form and substance as set forth in Exhibit A, dated the Closing Date, substantially to the effect that, on the basis of facts, representations and assumptions set forth in such opinion that are consistent with the state of facts existing at the Closing Date, the Mergers will be treated as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon customary representations contained in certificates of officers of FSIC IV and FSIC II. If counsel for FSIC II will not render such an opinion, counsel for CCT IV may render such opinion to FSIC II.

(e)    FIRPTA Certificate. FSIC IV shall have delivered within 30 days prior to the Closing Date a duly executed certificate stating that FSIC IV is not and has not been within five years of the date of the certificate a “United States real property holding corporation” within the meaning of Section 897 of the Code in accordance with Treasury Regulations promulgated under Sections 897 and 1445 of the Code.

8.7    Conditions to Obligations of FSIC IV to Effect Merger 3A. The obligation of FSIC IV to effect Merger 3A is also subject to the satisfaction or waiver by FSIC IV, at or prior to Effective Time 3A, of the following conditions:

(a)    Representations and Warranties of FSIC II. (i) The representations and warranties of FSIC II set forth in Section 4.2(a) shall be true and correct in all respects (other than de minimis inaccuracies) as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date); (ii) the representations and warranties of FSIC II regarding itself and Merger Sub 3 set forth in Section 4.8(ii) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date); (iii) the representations and warranties of FSIC II regarding itself and Merger Sub 3 set forth in Sections 4.3(a), 4.3(b)(i) and 4.7 shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date); and (iv) the representations and warranties of FSIC II regarding itself and Merger Sub 3 set forth in this Agreement (other than those set forth in the foregoing clauses (i), (ii) and (iii)) shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), without regard to any Material Adverse Effect or other materiality qualification to such representations and warranties, provided, however, that notwithstanding anything herein to the contrary, the condition set forth in this Section 8.7(a)(iv) shall be deemed to have been satisfied even if any such representations and warranties of FSIC II regarding itself and Merger Sub 3 are not so true and correct, without regard to any Material Adverse Effect or other materiality qualification to such representations and warranties, unless the failure of such representations and warranties of FSIC II regarding itself and Merger Sub 3 to be so true and correct, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect with respect to FSIC II. FSIC IV shall have received a certificate signed on behalf of FSIC II by the Chief Executive Officer or the Chief Financial Officer of FSIC II and Merger Sub 3 to the effect that the conditions set forth in Section 8.7(a)(i), 8.7(a)(ii), 8.7(a)(iii) and 8.7(a)(iv) have been satisfied.

(b)    Performance of Obligations of FSIC II and Merger Sub 3. Each of FSIC II and Merger Sub 3 shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time. FSIC IV shall have received a certificate signed on behalf of FSIC II and Merger Sub 3 by the Chief Executive Officer or the Chief Financial Officer of FSIC II to such effect.

(c)    Absence of FSIC IV Material Adverse Effect. Since the date of this Agreement there shall not have occurred any condition, change or event that, individually or in the aggregate, has had or would reasonably be expected to have, a Material Adverse Effect in respect of FSIC IV.

(d)    Federal Tax Opinion. FSIC IV shall have received the opinion of its counsel, Dechert LLP, in form and substance as set forth in Exhibit A, dated the Closing Date, substantially to the effect that, on the basis of facts, representations and assumptions set forth in such opinion that are consistent with the state of facts existing at the Closing Date, the Mergers will be treated as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon customary representations contained in certificates of officers of FSIC IV and FSIC II. If counsel for FSIC IV will not render such an opinion, counsel for FSIC II may render such opinion to FSIC IV.

8.8    Frustration of Closing Conditions. None of FSIC II, Merger Sub 1, Merger Sub 2, Merger Sub 3, FSIC III, FSIC IV or CCT II may rely on the failure of any condition set forth in this Article VIII to be satisfied to excuse performance by such party of its obligations under this Agreement if such failure was caused by such party’s failure to act in good faith or to use its commercially reasonable efforts to consummate Merger 1A, Merger 2A or Merger 3A, as the case may be, and the Transactions related thereto.

8.9    Merger Cross-Conditionality. For the avoidance of doubt, (i) it is not a condition to the obligation to make effective Merger 1A that Merger 2A or Merger 3A be consummated or that the conditions to the obligation to make effective Merger 2A or Merger 3A be satisfied or capable of being satisfied, (ii) it is not a condition to the obligation to make effective Merger 2A that Merger 3A be consummated or that the conditions to the obligations to make effective Merger 3A be satisfied or capable of being satisfied and (iii) it is not a condition to the obligation to make effective Merger 3A that Merger 2A be consummated or that the conditions to the obligations to make effective Merger 2A be satisfied or capable of being satisfied. Accordingly, Merger 1A may be consummated without consummating Merger 2A or 3A, and Merger 2A may be consummated without consummating Merger 3A (and vice versa). Notwithstanding the foregoing, Merger 2A and Merger 3A may not be consummated without also consummating Merger 1A.

ARTICLE IX

TERMINATION AND AMENDMENT

9.1    Termination. This Agreement may be terminated as to Merger 1A, Merger 2A or Merger 3A at any time prior to the Effective Time 1A, Effective Time 2A or Effective Time 3A, as the case may be, whether before or after approval of the CCT II Matters by the stockholders of CCT II, the approval of the FSIC III Matters by the stockholders of FSIC III, the approval of the FSIC IV Matters by the stockholders of FSIC IV or the approval of the FSIC II Matters by the stockholders of FSIC II:

(a)    in the case of (x) Merger 1A, by mutual consent of FSIC III and FSIC II in a written instrument authorized by the Board of Governors of each of FSIC III and FSIC II, (y) Merger 2A, by mutual consent of CCT II and FSIC II in a written instrument authorized by the Board of Governors of each of CCT II and FSIC II or (z) Merger 3A, by mutual consent of FSIC IV and FSIC II in a written instrument authorized by the Board of Governors of each of FSIC IV and FSIC II;

(b)    in the case of (x) Merger 1A, by either FSIC III or FSIC II in a written instrument authorized by the Board of Governors of FSIC III or FSIC II, as the case may be, (y) Merger 2A, by either CCT II or FSIC II in a written instrument authorized by the Board of Governors of CCT II or FSIC II, as the case may be, or (z) Merger 3A, by either FSIC IV or FSIC II in a written instrument authorized by the Board of Governors of FSIC IV or FSIC II, as the case may be, if:

(i)    any Governmental Entity that must grant a Regulatory Approval has denied approval of Merger 1A, Merger 2A or Merger 3A, as the case may be, and such denial has become final and nonappealable, or any Governmental Entity of competent jurisdiction shall have issued a final and nonappealable Order, or promulgated any other Law permanently enjoining or otherwise prohibiting or making illegal the consummation of Merger 1A, Merger 2A or Merger 3A, as the case may be, or the Transactions with respect thereto;

(ii)    Merger 1A, Merger 2A or Merger 3A, as the case may be, shall not have been consummated on or before May 31, 2020 (the “Termination Date”); provided that the right to terminate this Agreement pursuant to this Section 9.1(b)(ii) shall not be available to any party whose failure to fulfill in any material respect any of its obligations under this Agreement has been the cause of, or resulted in, the event giving rise to the failure to close prior to the Termination Date; or

(iii)    in the case of (x) Merger 1A, the stockholders of FSIC III shall have failed to approve the FSIC III Matters by the FSIC III Requisite Vote of FSIC III’s stockholders at a duly held meeting of FSIC III’s stockholders or at any adjournment or postponement thereof at which the FSIC III Matters have been voted upon, (y) Merger 2A, the stockholders of CCT II shall have failed to approve the CCT II Matters by the CCT II

Requisite Vote of CCT II’s stockholders at a duly held meeting of CCT II’s stockholders or at any adjournment or postponement thereof at which the CCT II Matters have been voted upon or (z) Merger 3A, the stockholders of FSIC IV shall have failed to approve the FSIC IV Matters by the FSIC IV Requisite Vote of FSIC IV’s stockholders at a duly held meeting of FSIC IV’s stockholders or any adjournment or postponement thereof at which the FSIC IV Matters have been voted upon; or in the case of Merger 1A, Merger 2A or Merger 3A, the stockholders of FSIC II shall have failed to approve the applicable FSIC II Matters by the FSIC II Requisite Vote of FSIC II’s stockholders at a duly held meeting of FSIC II’s stockholders or at any adjournment or postponement thereof at which the applicable FSIC II Matters have been voted upon;

provided, however, that the right to terminate this Agreement pursuant to this Section 9.1(b) shall not be available to any party that has breached in any material respect its obligations under this Agreement in any manner that has been the principal cause of or resulted in the failure to consummate the Transactions;

(c)    FSIC III, in the case of Merger 1A, by CCT II, in the case of Merger 2A, or FSIC IV, in the case of Merger 3A, if:

(i)    there shall have been a breach of any of the covenants or agreements or any of the representations or warranties set forth in this Agreement on the part of (x) FSIC II or Merger Sub 1 with respect to FSIC III, (y) FSIC II or Merger Sub 2 with respect to CCT II or (z) FSIC II or Merger Sub 3 with respect to FSIC IV, which breach, either individually or in the aggregate, would result in, if occurring or continuing on the Closing Date, the failure of the conditions set forth in (x) Section 8.5(a) or 8.5(b) with respect to CCT II, (y) Section 8.3(a) or 8.3(b) with respect to FSIC III or (x) Section 8.7(a) or 8.7(b) with respect to FSIC IV, and such breach is not curable prior to the Termination Date or if curable prior to the Termination Date, has not been cured within 30 days after the giving of notice thereof by such Company to FSIC II and each other Company (provided that such Company is not then in material breach of this Agreement so as to cause not to be satisfied any of the conditions set forth in (x) Section 8.1, 8.4(a) or 8.4(b) with respect to CCT II, (y) Section 8.1, 8.2(a) or 8.2(b) with respect to FSIC III or (z) Section 8.6(a) or 8.6(b) with respect to FSIC IV);

(ii)    prior to obtaining approval of the applicable FSIC II Matters with respect to CCT II, FSIC III or FSIC IV, (A) a FSIC II Adverse Recommendation Change with respect to Merger 1A, Merger 2A or Merger 3A, as applicable, and/or Takeover Approval shall have occurred, (B) FSIC II shall have failed to include in the Joint Proxy Statement/Prospectus the recommendation of FSIC II’s Board of Governors that FSIC II’s stockholders vote in favor of the applicable FSIC II Matters, (C) a Takeover Proposal is publicly announced and FSIC II fails to issue, within 10 Business Days after such Takeover Proposal is announced, a press release that reaffirms the recommendation of FSIC II’s Board of Governors that FSIC II’s stockholders vote in favor of the applicable FSIC II Matters, or (D) a tender or exchange offer relating to any shares of FSIC II

Common Stock shall have been commenced by a third party and FSIC II shall not have sent to its stockholders, within 10 Business Days after the commencement of such tender or exchange offer, a statement disclosing that FSIC II’s Board of Governors recommends rejection of such tender or exchange offer;

(iii)    FSIC II breaches, in any material respect, its obligations under Section 7.5 or Section 7.7;

(iv)    at any time prior to the time the approval of stockholders with respect to the Applicable Matters is obtained, (A) such Company is not in material breach of any of the terms of this Agreement and (B) the Board of Governors of such Company authorizes such Company, subject to complying with the terms of this Agreement (including Section 7.6(b)), to enter into, and such Company enters into, a definitive Contract with respect to a Superior Proposal.

(d)    by FSIC II, in the case of Merger 1A, Merger 2A or Merger 3A if:

(i)    there shall have been a breach of any of the covenants or agreements or any of the representations or warranties set forth in this Agreement on the part of (x) CCT II in the case of Merger 1A, (y) FSIC III in the case of Merger 2A or (z) FSIC IV in the case of Merger 3A, which breach, either individually or in the aggregate, would result in, if occurring or continuing on the Closing Date, the failure of the conditions set forth in (x) Section 8.2(a) or 8.2(b) with respect to Merger 1A, (y) Section 8.4(a) and 8.4(b) with respect to Merger 2A and (z) Section 8.6(a) and 8.6(b) with respect to Merger 3A, and such breach is not curable prior to the Termination Date or if curable prior to the Termination Date, has not been cured within 30 days after the giving of notice thereof by FSIC II to each other Company (provided that FSIC II is not then in material breach of this Agreement so as to cause not to be satisfied any of the conditions set forth in (x) Section 8.1, 8.3(a) or 8.3(b) with respect to Merger 1A, (y) Section 8.1, 8.5(a) or 8.5(b) with respect to Merger 2A or (z) Section 8.1, 8.7(a) or 8.7(b) with respect to Merger 3A);

(ii)    prior to obtaining approval of the Applicable Matters by the stockholders of (x) FSIC III with respect to Merger 1A, (y) CCT II with respect to Merger 2A and (z) FSIC IV with respect to Merger 3A, as applicable, (A) an Adverse Recommendation Change and/or Takeover Approval shall have occurred, (B) such Company shall have failed to include in the Joint Proxy Statement/Prospectus the recommendation of such Company’s Board of Governors that such Company’s stockholders vote in favor of the Applicable Matters, including the Merger and the other Transactions, (C) a Takeover Proposal is publicly announced and such Company fails to issue, within 10 Business Days after such Takeover Proposal is announced, a press release that reaffirms the recommendation of such Company’s Board of Governors that such Company’s stockholders vote in favor of the Applicable Matters, including the Merger and the other Transactions or (D) a tender or exchange offer relating to any Applicable Common Shares shall have been commenced by a third party and such Company shall not have sent to its stockholders, within 10 Business Days after the commencement of such tender or exchange offer, a statement disclosing that such Company’s Board of Governors recommends rejection of such tender or exchange offer;

(iii)    CCT II, FSIC IIII or FSIC IV, as applicable, breaches, in any material respect, its obligations under Section 7.5 or Section 7.6; or

(iv)    at any time prior to the time the approval of stockholders with respect to the FSIC II Matters is obtained, (A) FSIC II is not in material breach of any of the terms of this Agreement and (B) the Board of Governors of FSIC II authorizes FSIC II, subject to complying with the terms of this Agreement (including Section 7.7(b)), to enter into, and FSIC II enters into, a definitive Contract with respect to a FSIC II Superior Proposal.

The party desiring to terminate this Agreement in whole or in part pursuant to Section 9.1 shall give written notice of such termination to the other parties in accordance with Section 11.2, specifying the provision or provisions hereof pursuant to which such termination is effected. The consequences of any termination of this Agreement are set forth in Section 9.3.

9.2    [Reserved].

9.3    Effect of Termination. In the event of termination of this Agreement by either FSIC II or FSIC III with respect to Merger 1A or 1B, this Agreement shall forthwith become void and have no effect. In the event of a termination of this Agreement with respect to any of Merger 2A, Merger 2B, Merger 3A or Merger 3B by any of CCT II, FSIC IV or FSIC II as provided in Section 9.1, this Agreement shall forthwith become void and have no effect only with respect to such Merger, and none of FSIC II, Merger Sub 1, Merger Sub 2, Merger Sub 3, FSIC III, FSIC IV, CCT II, any of their respective Affiliates or Consolidated Subsidiaries or any of the officers or directors of any of them shall have any liability of any nature whatsoever under this Agreement in respect of such Merger. In the event of termination of this Agreement as provided in Section 9.1 with respect to Merger 2A or Merger 3A, as the case may be, CCT II or FSIC IV, as the case may be, shall no longer be construed as a party to this Agreement, except as provided in this Section 9.3. Notwithstanding the foregoing sentences, Article IX and Article XI (including, in each case, any applicable definitions) shall survive any termination of this Agreement in whole or in part; provided, however, that nothing herein shall relieve any party from any liabilities for damages incurred or suffered by another party arising out of the willful or intentional breach by such party of any provision of this Agreement or a failure or refusal by such party to consummate this Agreement and the Transactions when such party was obligated to do so in accordance with the terms hereof.

9.4    Fees and Expenses. Except with respect to (i) costs and expenses of printing and mailing the Registration Statement and all filing and other fees paid to the SEC in connection with the Merger, and (ii) all filing and other fees in connection with any filing under the HSR Act, which, in each case, shall be borne by FSIC II, FSIC III, FSIC IV and CCT II in accordance with their Pro Rata Share, all fees and expenses incurred in connection with the Mergers, this Agreement and the Transactions shall be paid by the party incurring such fees or expenses, whether or not any Merger is consummated.

9.5    Amendment. This Agreement may be amended by the parties, by action taken or authorized by their respective Boards of Governors, at any time before or after approval of the FSIC II Matters by the stockholders of FSIC II, the FSIC III Matters by the stockholders of FSIC III, the FSIC IV Matters by the stockholders of FSIC IV or the CCT II Matters by the stockholders of CCT II; provided, however, that after any approval of the FSIC II Matters by the stockholders of FSIC II, the FSIC III Matters by the stockholders of FSIC III, the FSIC IV Matters by the stockholders of FSIC IV or the CCT II Matters by the stockholders of CCT II, there may not be, without further approval of such stockholders, any amendment of this Agreement that requires such further approval under applicable Law. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

9.6    Extension; Waiver. At any time prior to the Effective Time 1A, each party, by action taken or authorized by its Board of Governors, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties of the other parties contained in this Agreement or (c) waive compliance by the other parties with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other non-compliance.

ARTICLE X

CERTAIN DEFINITIONS

“Affiliate” of a Person means any other Person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with the first Person (it being understood that no portfolio company in which any Person has, directly or indirectly, made a debt or equity investment that is, would or should be reflected in the schedule of investments included in the quarterly or annual reports of such Person that are filed with the SEC shall be an Affiliate of such Person).

“Articles of Merger” means, as applicable, the Articles of Merger 1A, the Articles of Merger 1B, the Certificate of Merger, the Articles of Merger 2B, the Articles of Merger 3A and the Articles of Merger 3B.

“Applicable Accounting Firm” means the independent registered public accounting firm or firms of a Company or FSIC II, as applicable.

“Applicable Charter” means (i) with respect to CCT II, the CCT II Charter, (ii) with respect to FSIC III, the FSIC III Charter and (iii) with respect to FSIC IV, the FSIC IV Charter.

“Applicable Common Shares” means (i) with respect to CCT II, the CCT II Common Shares, (ii) with respect to FSIC III, the FSIC III Common Shares and (iii) with respect to FSIC IV, the FSIC IV Common Shares.

“Applicable Forbearance Date” means (i) with respect to FSIC III, the earlier of Effective Time 1A and the date, if any, on which this Agreement is terminated pursuant to Section 9.1 as to Merger 1A, (i) with respect to CCT II, the earlier of Effective Time 2A and the date, if any, on which this Agreement is terminated pursuant to Section 9.1 as to Merger 2A or Merger 1A or (iii) with respect to FSIC IV, the earlier of Effective Time 3A and the date, if any, on which this Agreement is terminated pursuant to Section 9.1 as to Merger 3A or Merger 1A.

“Applicable Insurance Policy” means with respect to a Company or FSIC II, all material insurance policies maintained by such Company or any of its Consolidated Subsidiaries or FSIC II or any of its Consolidated Subsidiaries, as applicable, and that name such Company or any of its Consolidated Subsidiaries or FSIC II or any of its Consolidated Subsidiaries, as applicable, as an insured.

“Applicable Intellectual Property Rights” means, with respect to a Company or FSIC II, as the case may be, the Intellectual Property Rights that are material to the conduct of the business of such Company and its Consolidated Subsidiaries or FSIC II and its Consolidated Subsidiaries, as applicable, taken as a whole.

“Applicable Matters” means (i) for CCT II, the CCT II Matters, (ii) for FSIC III, the FSIC III Matters and (iii) for FSIC IV, the FSIC IV Matters.

“Applicable Merger Filings” means (i) with respect to CCT II, (x) the filing of the Certificate of Merger with, and the acceptance for record of the Certificate of Merger by, the DE SOS, in respect of Merger 2A and (y) the filing of the Articles of Merger 2B with, and the acceptance for record of the Articles of Merger 2B by, the SDAT, in respect of Merger 2B and the filing of a certificate of merger with, and the acceptance for record of such certificate of merger, by the DE SOS, in respect of Merger 2B, (ii) with respect to FSIC III, the filing of the applicable Articles of Merger with, and the acceptance for record of the applicable Articles of Merger by, the SDAT, in respect of Merger 1A and Merger 1B and (iii) with respect to FSIC IV, the filing of the applicable Articles of Merger with, and the acceptance for record of the applicable Articles of Merger by, the SDAT, in respect of Merger 3A and Merger 3B.

“Applicable Quarterly Balance Sheet” means (i) with respect to CCT II, the unaudited financial statements set forth in CCT II’s quarterly report on Form 10-Q for the quarterly period ended March 31, 2019, (ii) with respect to FSIC III, the unaudited financial statements set forth in FSIC III’s quarterly report on Form 10-Q for the quarterly period ended March 31, 2019 and (iii) with respect to FSIC IV, the unaudited financial statements set forth in FSIC IV’s quarterly report on Form 10-Q for the quarterly period ended March 31, 2019.

“Applicable Stockholders Meeting” means (i) with respect to CCT II, the CCT II Stockholders Meeting, (ii) with respect FSIC III, the FSIC III Stockholders Meeting and (iii) with respect to FSIC IV, the FSIC Stockholders Meeting.

“Board of Governors” means, with respect to CCT II, its Board of Trustees, and with respect to FSIC III, FSIC IV, FSIC II, Merger Sub 1, Merger Sub 2 or Merger Sub 3, its Board of Directors.

“Business Day” means any day other than a Saturday or Sunday or a day on which banks are required or authorized to close in the City of Philadelphia or New York.

“CCT II Bylaws” means the Amended and Restated Bylaws of CCT II.

“CCT II Charter” means the Second Amended and Restated Declaration of Trust of CCT II.

“CCT II Charter Amendments” means the removal of Section 10.6 (Other Transactions) and Section 12.1 (Roll-Up Transactions) from the CCT II Charter.

“CCT II Matters” means (i) the adoption of this Agreement and the approval of Merger 1A, (ii) the CCT II Charter Amendments and (iii) any other matters required to be approved or adopted by the stockholders of CCT II in order to effect the Transactions.

“CCT II Requisite Vote” means, at a duly held meeting of CCT II stockholders, (i) with respect to Merger 2A, the affirmative vote of a majority of the votes entitled to be cast on the matter and (ii) with respect to the CCT II Company Charter Amendments the affirmative vote of a majority of the votes entitled to be cast on the matter.

“Consolidated Subsidiary”, when used with respect to any Person, means any corporation, partnership, limited liability company or other Person, whether incorporated or unincorporated, that is consolidated with such Person for financial reporting purposes under GAAP.

“Contract” means any agreement, contract, lease, mortgage, evidence of indebtedness, indenture, license or instrument, whether oral or written, and shall include each amendment, supplement and modification to the foregoing, to which a Person or any of its Consolidated Subsidiaries is a party or by which any of them may be bound.

“EDGAR” means the SEC’s Electronic Data Gathering Analysis and Retrieval System.

“Effective Time” means Effective Time 1A, Effective Time 1B, Effective Time 2A, Effective Time 2B, Effective Time 3A or Effective Time 3B, as the case may be.

“Environmental Laws” means applicable Laws regulating, relating to or imposing liability or standards of conduct concerning the use, storage, handling, disposal or release of any Hazardous Substance, as in effect on the date of this Agreement.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder.

“Exchange Ratio 1” means the quotient (rounded to four decimal places) of (i) the Closing FSIC III Net Asset Value divided by (ii) the Closing FSIC II Net Asset Value.

“Exchange Ratio 2” means the quotient (rounded to four decimal places) of (i) the Closing CCT II Net Asset Value divided by (ii) the Closing FSIC II Net Asset Value.

“Exchange Ratio 3” means the quotient (rounded to four decimal places) of (i) the Closing FSIC IV Net Asset Value divided by (ii) the Closing FSIC II Net Asset Value.

“FSIC II Charter Amendments” means the removal of Section 5.6 (Dividends and Distributions), Section 10.5 (Other Transactions) and Article XII (Roll-up Transactions) from the FSIC III Charter.

“FSIC II Matters” means (i) the matters referred to in the definition of “FSIC II Requisite Vote” and (ii) any other matters required to be approved or adopted by the stockholders of FSIC II in order to effect the Transactions.

“FSIC II Requisite Vote” means, at a duly held meeting of FSIC II stockholders, (i) with respect to Merger 1B, Merger 2B and Merger 3B, as applicable, the affirmative vote of a majority of the votes entitled to be cast on Merger 1B, Merger 2B and Merger 3B, as applicable, (ii) with respect to FSIC II Charter Amendments, the affirmative vote of a majority of the votes entitled to be cast on the matter; provided, for the avoidance of doubt, (x) the affirmative vote of a majority of votes entitled to be cast on Merger 2B or Merger 3B shall not be deemed to be a component of the FSIC II Requisite Vote with respect to Merger 1B, (y) the affirmative vote of a majority of votes cast on Merger 3B shall not be deemed a component of the FSIC II Requisite Vote with respect to Merger 2B and (z) the affirmative vote of a majority of the votes entitled to be cast on Merger 2B shall not be deemed a component of the FSIC II Requisite Vote with respect to Merger 3B.

“FSIC II Superior Proposal” means a bona fide written Takeover Proposal that was not knowingly solicited by, or the result of any knowing solicitation by, FSIC II or any of its Consolidated Subsidiaries or by any of their respective Affiliates or Representatives in violation of this Agreement, made by a third party that would result in such third party becoming the beneficial owner, directly or indirectly, of more than 75% of the total voting power of FSIC II or more than 75% of the assets of FSIC II on a consolidated basis (a) on terms which FSIC II’s Board of Governors determines in good faith to be superior for the stockholders of FSIC II (in their capacity as stockholders), taken as a group, from a financial point of view as compared to the Mergers (after giving effect to any alternative proposed by a Company in accordance with

Section 7.7), (b) that is reasonably likely to be consummated (taking into account, among other things, all legal, financial, regulatory and other aspects of the proposal, including any conditions, and the identity of the offeror) in a timely manner and in accordance with its terms and (c) in respect of which any required financing has been determined in good faith by FSIC II’s Board of Governors to be reasonably likely to be obtained, as evidenced by a written commitment of a reputable financing source.

“FSIC III Bylaws” means the Amended and Restated Bylaws of FSIC III.

“FSIC III Charter” means the Articles of Amendment and Restatement of FSIC III

“FSIC III Charter Amendments” means the removal of Section 10.5 (Other Transactions) and Article XII (Roll-up Transactions) from the FSIC III Charter.

“FSIC III Matters” means (i) the adoption of this Agreement and the approval of Merger 2A, (ii) the FSIC III Charter Amendments and (iii) any other matters required to be approved or adopted by the stockholders of FSIC III in order to effect the Transactions.

“FSIC III Requisite Vote” means, at a duly held meeting of FSIC III stockholders, (i) with respect to the proposed Merger 1A, the affirmative vote of a majority of the votes entitled to be cast on the matter and (ii) with respect to the FSIC III Charter Amendments the affirmative vote of a majority of the votes entitled to be cast on the matter.

“FSIC IV Bylaws” means the Amended and Restated Bylaws of FSIC IV.

“FSIC IV Charter” means the Articles of Amendment and Restatement of FSIC IV.

“FSIC IV Charter Amendments” means the removal of Section 10.5 (Other Transactions) and Article XII (Roll-up Transactions) from the FSIC III Charter.

“FSIC IV Matters” means (i) the adoption of this Agreement and the approval of Merger 3A, (ii) the FSIC IV Charter Amendments and (iii) any other matters required to be approved or adopted by the stockholders of FSIC IV in order to effect the Transactions.

“FSIC IV Requisite Vote” means, at a duly held meeting of FSIC IV stockholders, (i) with respect to Merger 3A, the affirmative vote of a majority of the votes entitled to be cast on the matter and (ii) with respect to the FSIC IV Charter Amendments the affirmative vote of a majority of the votes entitled to be cast on the matter.

“Governing Documents” means (i) with respect to CCT II, the CCT II Charter and the CCT II Bylaws, (ii) with respect to FSIC III, the FSIC III Charter and the FSIC III Bylaws and (iii) with respect to FSIC IV, the FSIC IV Charter and the FSIC IV Bylaws.

“Governmental Entity” means any federal, state, local, or foreign government or other governmental body, any agency, commission or authority thereof, any regulatory or administrative authority, any quasi-governmental body, any self-regulatory agency, any court, tribunal, or judicial body, or any political subdivision, department or branch of any of the foregoing.

“Hazardous Substance” means any substance to the extent presently listed, defined, designated or classified as hazardous, toxic or radioactive under any applicable Environmental Law.

“Indebtedness” shall mean (a) any indebtedness or other obligation for borrowed money, (b) any indebtedness evidenced by a note, bond, debenture or similar instrument, (c) any liabilities or obligations with respect to interest rate swaps, collars, caps and similar hedging obligations, (d) any capitalized lease obligations, (e) any direct or contingent obligations under letters of credit, bankers’ acceptances, bank guarantees, surety bonds and similar instruments, each to the extent drawn upon and unpaid, (f) any obligation to pay the deferred purchase price of property or services (other than trade accounts payable in the ordinary course of business) and (g) guarantees in respect of clauses (a) through (f), in each case excluding obligations to fund commitments to portfolio companies entered into the in the ordinary course of business.

“Independent Governor” means, with respect to FSIC II, CCT II, FSIC III or FSIC IV, each director or trustee who is not an “interested person” of FSIC II, CCT II, FSIC III or FSIC IV, as the case may be, as defined in the Investment Company Act.

“Intellectual Property Rights” means, collectively, patents, patent applications, patent rights, trademarks, trademark applications, trademark rights, trade names, trade name rights, service marks, service mark applications, service mark rights, copyrights, computer programs and other proprietary intellectual property rights.

“Intervening Event” means with respect to any party any event, change or development first occurring or arising after the date hereof that is material to, as applicable, FSIC II and its Consolidated Subsidiaries, taken as a whole, FSIC III and its Consolidated Subsidiaries, taken as a whole, FSIC IV and its Consolidated Subsidiaries, taken as a whole, or CCT II and its Consolidated Subsidiaries, taken as whole, that was not known to, or reasonably foreseeable by, any member of the party’s board of directors or trustees, as of or prior to the date hereof and did not result from or arise out of the announcement or pendency of, or any actions required to be taken by such party (or to be refrained from being taken by such party) pursuant to, this Agreement; provided, however, that in no event shall the following events, circumstances, or changes in circumstances constitute an Intervening Event: (a) the receipt, existence, or terms of a Takeover Proposal or any matter relating thereto or consequence thereof or any inquiry, proposal, offer, or transaction from any third party relating to or in connection with a transaction of the nature described in the definition of “Takeover Proposal” (which, for the purposes of the Intervening Event definition, shall be read without reference to the percentage thresholds set forth in the definition thereof); (b) changes in general economic, social or political conditions or the financial markets in general; or (c) general changes or developments in the industries in which the applicable party and its Consolidated Subsidiaries operate, including general changes in Law after the date hereof across such industries.

“Investment Advisers Act” means the Investment Advisers Act of 1940, as amended, and the rules promulgated thereunder.

“Investment Company Act” means the Investment Company Act of 1940, as amended, and the rules promulgated thereunder.

“knowledge” means (i) for CCT II, the actual knowledge of its executive officers as of the date of this Agreement, (ii) for FSIC III, the actual knowledge of its executive officers as of the date of this Agreement (iii) for FSIC IV, the actual knowledge of its executive officers as of the date of this Agreement, (iv) for FSIC II, the actual knowledge of its executive officers as of the date of this Agreement and (v) for the Joint Advisor, the actual knowledge of its executive officers as of the date of this Agreement.

“Law” means any federal, state, local or foreign law (including the common law), statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction or any Permit or similar right granted by any Governmental Entity.

“Liens” means all security interests, liens, claims, pledges, easements, mortgages, rights of first offer or refusal or other encumbrances.

“Material Adverse Effect” means, with respect to FSIC II, FSIC III, FSIC IV, CCT II or the Joint Advisor, as the case may be, any event, development, change, effect or occurrence (each, an “Effect”) that is, or would reasonably be expected to be, individually or in the aggregate, materially adverse to (i) the business, operations, condition (financial or otherwise) or results of operations of such party and its Consolidated Subsidiaries, taken as a whole, other than (A) any Effect resulting from or attributable to (1) changes in general economic, social or political conditions or the financial markets in general, (2) general changes or developments in the industries in which such party and its Consolidated Subsidiaries operate, including general changes in Law after the date hereof across such industries, except, in the case of the foregoing clauses (1) and (2), to the extent such changes or developments referred to therein have a materially disproportionate adverse impact on such party and its Consolidated Subsidiaries, taken as a whole, relative to other participants of similar sizes engaged in the industries in which such party conducts its businesses or (3) the announcement of this Agreement or the Transactions or the identities of the parties to this Agreement or (B) any failure to meet internal or published projections or forecasts for any period, as the case may be (provided that the underlying causes of such failure shall be considered in determining whether there is a Material Adverse Effect) or (ii) the ability of such party to timely perform its material obligations under this Agreement or consummate the Merger and the other Transactions.

“Order” means any writ, injunction, judgment, order or decree entered, issued, made or rendered by any Governmental Entity.

“Permit” means any license, permit, variance, exemption, approval, qualification, or Order of any Governmental Entity.

“Permitted Indebtedness” means Indebtedness of FSIC II, FSIC III, FSIC IV or CCT II, as the case may be, and its respective Consolidated Subsidiaries (i) outstanding as of the date of this Agreement or (ii) Indebtedness incurred by FSIC II, FSIC III, FSIC IV or CCT II, as applicable, after the date of this Agreement to the extent permitted by the 1940 Act that is substantially consistent with the past practices of FSIC II, FSIC III, FSIC IV or CCT II, as the case may be.

“Person” means an individual, a (general or limited) partnership, a corporation, a limited liability company, an association, a trust, a joint venture, a Governmental Entity or other legal entity or organization.

“Previously Disclosed” means information (i) with respect to CCT II, (A) set forth by CCT II in the CCT II Disclosure Schedule or (B) previously disclosed since the Applicable Date in any CCT II SEC Report, (ii) with respect to FSIC III, (A) set forth by FSIC III in the FSIC III Disclosure Schedule or (B) previously disclosed since the Applicable Date in any FSIC III SEC Report, (iii) with respect to FSIC IV, (A) set forth by FSIC IV in the FSIC IV Disclosure Schedule or (B) previously disclosed since the Applicable Date in any FSIC IV SEC Report and (iv) with respect to FSIC II, (A) set forth by FSIC II in the FSIC II Disclosure Schedule or (B) previously disclosed since the Applicable Date in any FSIC II SEC Report; provided, however, that any risk factor disclosures contained under the heading “Risk Factors,” any disclosure of risks included in any “forward-looking statements” disclaimer or any other statements that are similarly predictive or forward-looking in nature in any CCT II SEC Report, FSIC III SEC Report, FSIC IV SEC Report or FSIC II SEC Report, as the case may be, shall not be deemed to be “Previously Disclosed.”

“Pro Rata Share” means, for each Company, a percentage equal to such Company’s assets under management calculated as of the end of the most recent fiscal quarter, divided by the aggregate assets under management by FSIC II and each of the Companies calculated as of the end of the most recent fiscal quarter.

“Proceeding” means an action, suit, arbitration, investigation, examination, litigation, lawsuit or other proceeding, whether civil, criminal or administrative.

“Recent Date” means March 31, 2019.

“Regulatory Approvals” means all applications and notices with, and receipt of consents, authorizations, approvals, exemptions or nonobjections from any Governmental Entity.

“Requisite Vote” means (i) with respect to CCT II, the CCT II Requisite Vote, (ii) with respect to FSIC III, the FSIC III Requisite Vote and (iii) with respect to FSIC IV, the FSIC IV Requisite Vote.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules promulgated thereunder.

“Superior Proposal” means, with respect to a Company, a bona fide written Takeover Proposal that was not knowingly solicited by, or the result of any knowing solicitation by, such Company or any of its Consolidated Subsidiaries or by any of their respective Affiliates or Representatives in violation of this Agreement, made by a third party that would result in such third party becoming the beneficial owner, directly or indirectly, of more than 75% of the total voting power of such Company or more than 75% of the assets of such Company on a consolidated basis (a) on terms which such Company’s Board of Governors determines in good faith to be superior for the stockholders of such Company (in their capacity as stockholders), taken as a group, from a financial point of view as compared to the Mergers (after giving effect to any alternative proposed by such Company in accordance with Section 7.7), (b) that is reasonably likely to be consummated (taking into account, among other things, all legal, financial, regulatory and other aspects of the proposal, including any conditions, and the identity of the offeror) in a timely manner and in accordance with its terms and (c) in respect of which any required financing has been determined in good faith by such Company’s Board of Governors to be reasonably likely to be obtained, as evidenced by a written commitment of a reputable financing source.

“stockholder” shall mean “shareholder” with respect to CCT II and Merger Sub 2 and “stockholder” with respect to FSIC II, FSIC III, FSIC IV, Merger Sub 1 and Merger Sub 3.

“Surviving Company” means Surviving Company 1, Surviving Company 2 or Surviving Company 3, as the case may be.

“Takeover Proposal” means any inquiry, proposal, discussions, negotiations or offer from any Person or group of Persons (other than FSIC III, FSIC IV, CCT II or FSIC II or any of their respective Affiliates) (a) with respect to a merger, consolidation, tender offer, exchange offer, stock acquisition, asset acquisition, share exchange, business combination, recapitalization, liquidation, dissolution, joint venture or similar transaction involving FSIC III, FSIC IV, CCT II or FSIC II, as applicable, or any of such party’s respective Consolidated Subsidiaries, as applicable, or (b) relating to any direct or indirect acquisition, in one transaction or a series of transactions, of (i) assets or businesses (including any mortgage, pledge or similar disposition thereof but excluding any bona fide financing transaction) that constitute or represent, or would constitute or represent if such transaction is consummated, 25% or more of the total assets, net revenue or net income of FSIC III, FSIC IV, CCT II or FSIC II, as applicable, and such party’s respective Consolidated Subsidiaries, taken as a whole, or (ii) 25% or more of the outstanding shares of capital stock of, or other equity or voting interests in, FSIC III or in any of FSIC III’s Consolidated Subsidiaries, FSIC IV or in any of FSIC IV’s Consolidated Subsidiaries, CCT II or in any of CCT II’s Consolidated Subsidiaries, or FSIC II or in any of FSIC II’s Consolidated Subsidiaries, as applicable, in each case other than the Merger and the other Transactions.

“Tax” means all federal, state, local, and foreign income, excise, gross receipts, gross income, profits, gains, property, capital, sales, transfer, use, payroll, employment, severance, withholding, duties, franchise, value added and other taxes, charges, levies or like assessments together with all penalties and additions to tax and interest thereon.

“Tax Dividend” means a dividend or dividends, with respect to any applicable Tax year, which is deducible pursuant to the dividends paid deduction under Section 562 of the Code, and shall have the effect of distributing to CCT II’s, FSIC III’s or FSIC IV’s, as the case may be, stockholders all of its previously undistributed (i) “investment company taxable income” within the meaning of Section 852(b) of the Code (determined without regard to Section 852(b)(2)(D) of the Code), (ii) any prior year shortfall as determined under Section 4982(b)(2) of the Code, (iii) amounts constituting the excess of (A) the amount specified in Section 852(a)(1)(B)(i) of the Code over (B) the amount specified in Section 852(a)(1)(B)(ii) of the Code, and (iv) net capital gain (within the meaning of Section 1222(11) of the Code), if any, in each case recognized either in the applicable tax year or any prior tax year.

“Tax Return” means a report, return, statement, form or other information (including any schedules, attachments or amendments thereto) required to be supplied to a Governmental Entity with respect to Taxes including, where permitted or required, consolidated, combined or unitary returns for any group of entities.

“Transactions” means the transactions contemplated by this Agreement, including the Mergers.

“Treasury Regulations” means all final and temporary federal income tax regulations, as amended from time to time, issued under the Code by the United States Treasury Department.

Table of Definitions

Term	Section
Acceptable Courts	11.6
Agreement	Preamble
Applicable Balance Sheet	3.6(b)
Applicable Date	3.5(a)
Applicable Material Contracts	3.15(a)
Applicable Recommendation	7.6(a)
Applicable SEC Reports	3.5(a)
Articles of Merger 1B	1.3(b)
Articles of Merger 2B	1.3(b)
Articles of Merger 3A	1.3(c)
Articles of Merger 3B	1.3(f)
Bankruptcy and Equity Exception	3.3(a)
BDC	Recitals
Cancelled CCT II Shares	1.5(c)(ii)
Cancelled FSIC III Shares	1.5(a)(ii)
Cancelled FSIC IV Shares	1.5(e)(ii)
Capitalization Date	3.2(a)

Term	Section
CCT II	Preamble
CCT II Bylaws	3.1(b)
CCT II Charter	3.1(b)
CCT II Common Shares	1.5(c)(ii)
CCT II Disclosure Schedule	11.9
CCT II Intellectual Property Rights	3.17
CCT II Recommendation	7.6(a)
CCT II Stockholders Meeting	3.3(a)
CCT II Voting Debt	3.2(b)
Closing	1.2
Closing CCT II Net Asset Value	2.6(b)
Closing Date	1.2
Closing FSIC II Net Asset Value	2.6(d)
Closing FSIC III Net Asset Value	2.6(a)
Closing FSIC IV Net Asset Value	2.6(b)
Code	Recitals
Company	Article III
DE SOS	1.3(c)
Determination Date	2.6(a)
Disclosure Schedule	11.9
DOJ	7.1(a)
Effective Time 1A	1.3(a)
Effective Time 1B	1.3(b)
Effective Time 2A	1.3(a)
Effective Time 2B	1.3(b)
Effective Time 3A	1.3(c)
Effective Time 3B	1.3(f)
Employee Benefit Plans	3.14
Exchange Fund	2.3
FSIC II	Preamble
FSIC II Adverse Recommendation Change	7.7(a)
FSIC II Balance Sheet	4.6(b)
FSIC II Bylaws	4.1(b)
FSIC II Capitalization Date	4.2(a)
FSIC II Charter	4.1(b)
FSIC II Common Stock	1.5(a)(ii)
FSIC II Disclosure Schedule	11.9
FSIC II Insurance Policy	4.16
FSIC II Intellectual Property Rights	4.17
FSIC II Intervening Event Notice Period	7.7(e)
FSIC II Material Contracts	4.1(a)
FSIC II Quarterly Balance Sheet	4.6(b)
FSIC II Recommendation	7.7(a)

Term	Section
FSIC II SEC Reports	4.5(a)
FSIC II Stockholders Meeting	4.3(a)
FSIC II Voting Debt	4.2(a)
FSIC III	Preamble
FSIC III Common Shares	1.5(a)(ii)
FSIC III Disclosure Schedule	11.9
FSIC III Recommendation	7.6(a)
FSIC III Voting Debt	3.2(b)
FSIC IV	Preamble
FSIC IV Common Shares	1.5(e)(ii)
FSIC IV Disclosure Schedule	11.9
FSIC IV Recommendation	7.6(a)
FSIC IV Voting Debt	3.2(b)
FTC	7.1(a)
GAAP	3.6(a)
HSR Act	3.4
Indemnified Liabilities	7.4(a)
Indemnified Parties	7.4(a)
Indemnified Party	7.4(a)
Intellectual Property Rights	3.17
Intervening Event Notice Period	7.6(e)
IRS	3.12(a)
Joint Advisor	Preamble
Joint Advisor Disclosure Schedule	11.9
Joint Proxy Statement/Prospectus	3.4
Merger 1A	Recitals
Merger 1B	Recitals
Merger 2A	Recitals
Merger 2B	Recitals
Merger 3A	Recitals
Merger 3B	Recitals
Merger Consideration 1	1.5(a)(iii)
Merger Consideration 2	1.5(c)(iii)
Merger Consideration 3	1.5(e)(iii)
Merger Sub 1	Preamble
Merger Sub 2	Preamble
Merger Sub 3	Preamble
Mergers	Recitals
MGCL	1.1(a)
Notice of a CCT II Superior Proposal	7.6(b)
Notice of a FSIC II Superior Proposal	7.7(b)
Notice of a FSIC III Superior Proposal	7.6(b)
Notice of a FSIC IV Superior Proposal	7.6(b)

Term	Section
Paying and Exchange Agent	2.3
Registration Statement	3.4
Representatives	7.5(a)
RIC	3.12(b)
Rights	3.2
Sarbanes-Oxley Act	3.6(g)
SDAT	1.3(a)
Surviving Company 1	Recitals
Surviving Company 2	Recitals
Surviving Company 3	Recitals
Takeover Approval	7.6(a)(ii),
Takeover Statutes	3.10
Termination Date	9.1(b)(ii)

ARTICLE XI

GENERAL PROVISIONS

11.1    Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and agreements set forth in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except for and subject to Section 7.4 and Section 9.4 and for those other covenants and agreements contained in this Agreement that by their express terms apply or are to be performed in whole or in part after the Effective Time.

11.2    Notices. All notices and other communications in connection with this Agreement shall be in writing and shall be deemed given if delivered personally, sent via email (provided that the transmission is followed up within one Business Day by dispatch pursuant to one of the other methods described herein), mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

If to any party to this Agreement	201 Rouse Boulevard
other than CCT II to:	Philadelphia, PA 19112
Attention: Stephen S. Sypherd
Email: Stephen.Sypherd@fsinvestments.com

with a copy, which will not	Dechert LLP
constitute notice, to:	Cira Centre
2929 Arch Street
Philadelphia, PA 19104
Attention: James A. Lebovitz and Eric S. Siegel
Email: james.lebovitz@dechert.com and eric.siegel@dechert.com

Stradley Ronon Stevens & Young, LLC
205 Market Street, Suite 2600
Philadelphia, PA 19103-7018
Attention: Michael P. O’Hare, Esq.
Email: mohare@stradley.com

If to CCT II to:	201 Rouse Boulevard
Philadelphia, PA 19112
Attention: Stephen S. Sypherd
Email: Stephen.Sypherd@fsinvestments.com

with a copy, which will not	Dechert LLP
constitute notice, to:	Cira Centre
2929 Arch Street
Philadelphia, PA 19104
Attention: James A. Lebovitz and Eric S. Siegel
Email: james.lebovitz@dechert.com and eric.siegel@dechert.com

Shearman & Sterling
599 Lexington Avenue
New York, New York 10022-6069
Attention: Jay G. Baris, Esq.
E-mail: jay.baris@shearman.com

Each such notice or other communication shall be effective upon receipt (or refusal of receipt).

11.3    Interpretation; Construction. When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to an Article or Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The terms “cash,” “dollars” and “$” mean United States dollars. All schedules and exhibits hereto shall be deemed part of this Agreement and included in any reference to this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. If any term, provision, covenant or restriction contained in this Agreement is held by a court or a federal or state regulatory agency of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions and covenants and restrictions contained in this Agreement shall remain in full force and effect, and shall in no way be affected, impaired or invalidated. If for any reason such court or regulatory agency determines that any term, provision, covenant or restriction is invalid, void or unenforceable, it is the express intention of the parties that such term, provision, covenant or restriction be enforced to the maximum extent permitted. The parties have jointly participated in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

11.4    Counterparts. This Agreement may be executed in two or more counterparts (including by facsimile or other electronic means), all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties (including by facsimile or other electronic means), it being understood that each party need not sign the same counterpart.

11.5    Entire Agreement. This Agreement (including the documents and the instruments referred to in this Agreement) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter of this Agreement.

11.6    Governing Law; Jurisdiction; Waiver of Jury Trial. This Agreement shall be governed and construed in accordance with the Laws of the State of Maryland applicable to contracts made and performed entirely within such state, without regard to any applicable conflicts of law principles that would cause the application of the Laws of another jurisdiction, except (a) to the extent governed by the Investment Company Act, in which case the Investment Company Act shall control and (b) Merger 2A is governed by the Delaware Statutory Trust Act. The parties hereto agree that any Proceeding brought by any party to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the Transactions shall be brought in the Circuit Court for Baltimore City, Maryland, or if jurisdiction over the matter is vested exclusively in federal courts, the United States District Court for the District of Maryland, Northern Division and the appellate courts to which orders and judgments therefore may be appealed (collectively, the “Acceptable Courts”). In any such judicial proceeding, each of the parties further consents to the assignment of any proceeding in the Circuit Court for Baltimore City, Maryland to the Business and Technology Case Management Program pursuant to Maryland Rule 16-205 (or any successor thereof). Each of the parties hereto submits to the jurisdiction of any Acceptable Court in any Proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the Transactions and hereby irrevocably waives the benefit of jurisdiction derived from present or future domicile or otherwise in such Proceeding. Each party hereto irrevocably waives, to the fullest extent permitted by Law, any objection that it may now or hereafter have to the laying of the venue of any Proceeding in any such Acceptable Court or that any such Proceeding brought in any such Acceptable Court has been brought in an inconvenient forum. EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND

UNCONDITIONALLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY. Each party hereto (a) certifies that no representative of any other party has represented, expressly or otherwise, that such other party would not, in the event of any action, suit or proceeding, seek to enforce the foregoing waiver, (b) certifies that it makes this waiver voluntarily and (c) acknowledges that it and the other parties to this Agreement have been induced to enter into this Agreement, by, among other things, the mutual waiver and certifications in this Section 11.6.

11.7    Assignment; Third Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned by any of the parties (whether by operation of law or otherwise) without the prior written consent of the other parties. Any purported assignment in contravention hereof shall be null and void. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by each of the parties and their respective successors and assigns. Except as otherwise specifically provided in Section 7.4, this Agreement (including the documents and instruments referred to in this Agreement) is not intended to and does not confer upon any Person other than the parties hereto any rights or remedies under this Agreement.

11.8    Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any federal or state court located in the State of Maryland, without proof of actual damages (and each party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which such party is entitled at law or in equity. Each of the parties hereto agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that any other party hereto has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity.

11.9    Disclosure Schedule. Before entry into this Agreement, FSIC II, FSIC III, FSIC IV, CCT II and the Joint Advisor each delivered to the other parties a schedule (the “FSIC II Disclosure Schedule”, the “FSIC III Disclosure Schedule”, the “FSIC IV Disclosure Schedule”, the “CCT II Disclosure Schedule” and the “Joint Advisor Disclosure Schedule”, respectively, each a “Disclosure Schedule”) that sets forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in Article III, Article IV or Article V or to one or more covenants contained herein; provided, however, that notwithstanding anything in this Agreement to the contrary, the mere inclusion of an item as an exception to a representation or warranty shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had or would be reasonably likely to have a Material Adverse Effect. Each Disclosure Schedule shall be numbered to correspond with the sections and subsections contained in this Agreement. The disclosure in any section or subsection of each Disclosure Schedule, shall qualify only (i) the corresponding section or subsection, as the case may be, of this Agreement, (ii) other sections or subsections of this Agreement to the extent specifically cross-referenced in such section or subsection thereof, and (iii) other sections or subsections of this Agreement to the extent it is reasonably apparent from a reading of the disclosure that such disclosure is applicable to such other sections or subsections.

[Signature Page Follows]

IN WITNESS WHEREOF, CCT II, FSIC III, FSIC IV, FSIC II, Merger Sub 1, Merger Sub 2, Merger Sub 3 and the Joint Advisor have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

CCT II:

CORPORATE CAPITAL TRUST II

By:	/s/ Michael C. Forman
	Name:	Michael C. Forman
	Title:	Chief Executive Officer

FSIC III:

FS INVESTMENT CORPORATION III

By:	/s/ Michael C. Forman
	Name:	Michael C. Forman
	Title:	Chief Executive Officer

FSIC IV:

FS INVESTMENT CORPORATION IV

By:	/s/ Michael C. Forman
	Name:	Michael C. Forman
	Title:	Chief Executive Officer

FSIC II:

FS INVESTMENT CORPORATION II

By:	/s/ Michael C. Forman
	Name:	Michael C. Forman
	Title:	Chief Executive Officer

MERGER SUB 1:

NT ACQUISITION 1, INC.

By:	/s/ Michael C. Forman
	Name:	Michael C. Forman
	Title:	President and Chief Executive Officer

MERGER SUB 2:

NT ACQUISITION 2, INC.

By:	/s/ Michael C. Forman
	Name:	Michael C. Forman
	Title:	President and Chief Executive Officer

MERGER SUB 3:

NT ACQUISITION 3, INC.

By:	/s/ Michael C. Forman
	Name:	Michael C. Forman
	Title:	President and Chief Executive Officer

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JOINT ADVISOR:

FS/KKR ADVISOR, LLC

By:	/s/ Michael C. Forman
	Name:	Michael C. Forman
	Title:	Chief Executive Officer

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Exhibit 3.1

FS INVESTMENT CORPORATION IV

ARTICLES SUPPLEMENTARY

FS Investment Corporation IV, a Maryland corporation (the “Corporation”), hereby certifies to the State Department of Assessments and Taxation of Maryland (the “Department”) that:

FIRST: Under a power contained in Title 3, Subtitle 8 of the Maryland General Corporation Law (the “MGCL”), by resolution duly adopted by the board of directors of the Corporation (the “Board”), the Corporation elected to be subject to Sections 3-803, 3-804(a) and 3-804(c) of the MGCL.

SECOND: The Corporation’s election to be subject to Sections 3-803, 3-804(a) and 3-804(c) of the MGCL has been approved by the Board in the manner and by the vote required by law.

THIRD: The undersigned acknowledges these Articles Supplementary to be a corporate act of the Corporation and, as to all matters or facts required to be verified under oath, the undersigned acknowledges that, to the best of his knowledge, information and belief, these matters and facts are true in all material respects and that this statement is made under the penalties for perjury.

[Signature Page Follows]

IN WITNESS WHEREOF, the Corporation has caused these Articles Supplementary to be executed under seal in its name and on its behalf by its Chief Executive Officer, and attested to by its Secretary, on this 31st day of May, 2019.

FS INVESTMENT CORPORATION IV

By:	/s/ Michael C. Forman
Name:	Michael C. Forman
Title:	Chief Executive Officer

ATTEST

By:	/s/ Stephen S. Sypherd
Name:	Stephen S. Sypherd
Title:	Secretary

Exhibit 3.2

FS INVESTMENT CORPORATION IV

AMENDED AND RESTATED BYLAWS

ARTICLE I

OFFICES

Section 1.    PRINCIPAL OFFICE. The principal office of FS Investment Corporation IV (the “Corporation”) in the State of Maryland shall be located at such place as the board of directors (the “Board”) may designate.

Section 2.    ADDITIONAL OFFICES. The Corporation may have additional offices, including a principal executive office, at such places as the Board may from time to time determine or the business of the Corporation may require.

ARTICLE II

MEETINGS OF STOCKHOLDERS

Section 1.    PLACE. All meetings of stockholders shall be held at the principal executive office of the Corporation or at such other place as shall be set by the Board and stated in the notice of the meeting.

Section 2.    ANNUAL MEETING. An annual meeting of stockholders shall not be required in any year in which the election of directors is not required to be acted upon under the Investment Company Act of 1940, as amended (the “Investment Company Act”), and the rules promulgated thereunder. In any year when an election of directors is required to be acted upon under the Investment Company Act, an annual meeting of the stockholders for the election of directors and the transaction of any business within the powers of the Corporation shall be held on a date and at the time set by the Board in such year. The failure to hold an annual meeting shall not invalidate the Corporation’s existence or affect any otherwise valid corporate act of the Corporation.

Section 3.    SPECIAL MEETINGS.

(a)    General. The chairman of the Board, the chief executive officer, the president or the Board may call a special meeting of the stockholders. Subject to subsection (b) of this Section 3, a special meeting of stockholders shall also be called by the secretary of the Corporation upon the written request of the stockholders entitled to cast not less than a majority of all the votes entitled to be cast at such meeting.

(b)    Stockholder Requested Special Meetings. (1) Any stockholder of record seeking to have stockholders request a special meeting shall, by sending written notice to the secretary (the “Record Date Request Notice”) by registered mail, return receipt requested, request the Board to fix a record date to determine the stockholders entitled to request a special meeting (the “Request Record Date”). The Record Date Request Notice shall set forth the purpose of the meeting and the matters proposed to be acted on at it, shall be signed by one or more stockholders of record as of the date of signature (or their duly authorized agents), shall bear the date of signature of each such stockholder (or such agent) and shall set forth all information relating to each such stockholder that must be disclosed in solicitations of proxies for election of directors in an election contest (even if an election contest is not involved), or is otherwise required, in each case pursuant to Regulation 14A (or any successor provision) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Upon receiving the Record Date Request Notice, and subject to Section 2-502(c) of the Maryland General Corporation Law (the “MGCL”), the Board may fix a Request Record Date. The Request Record Date shall not precede and shall not be more than ten days after the close of business on the date on which the resolution fixing the Request Record Date is adopted by the Board. If the Board, within ten days after the date on which a valid Record Date Request Notice is received, fails to adopt a resolution fixing the Request Record Date and make a public announcement of such Request Record Date, the Request Record Date shall be the close of business on the tenth day after the first date on which the Record Date Request Notice is received by the secretary.

(2)    In order for any stockholder to request a special meeting, one or more written requests for a special meeting signed by stockholders of record (or their duly authorized agents) as of the Request Record Date entitled to cast not less than a majority (the “Special Meeting Percentage”) of all of the votes entitled to be cast at such meeting (the “Special Meeting Request”) shall be delivered to the secretary. In addition, the Special Meeting Request shall set forth the purpose of the meeting and the matters proposed to be acted on at it (which shall be limited to the matters set forth in the Record Date Request Notice received by the secretary), shall bear the date of signature of each such stockholder (or such agent) signing the Special Meeting Request, shall set forth the name and address, as they appear in the Corporation’s books, of each stockholder signing such request (or on whose behalf the Special Meeting Request is signed) and the class, series and number of all shares of stock of the Corporation which are owned by each such stockholder, and the nominee holder for, and number of, shares owned beneficially but not of record, shall be sent to the secretary by registered mail, return receipt requested, and shall be received by the secretary within 60 days after the Request Record Date. Any requesting stockholder may revoke his, her or its request for a special meeting at any time by written revocation delivered to the secretary.

(3)    The secretary shall inform the requesting stockholders of the reasonably estimated cost of preparing and mailing the notice of meeting (including the Corporation’s proxy materials). The secretary shall not be required to call a special meeting upon stockholder request and such meeting shall not be held unless, in addition to the documents required by subsection (b)(2) of this Section 3, the secretary receives payment of such reasonably estimated cost prior to the mailing of any notice of the meeting.

(4)    Any special meeting shall be held at such place, date and time as may be designated by the Board; provided, however, that the date of any stockholder requested meeting shall be (i) not more than 90 days after the record date for such meeting (the “Meeting Record Date”) and (ii) not less than 15 days nor more than 60 days after the secretary gives notice of such meeting to stockholders; and provided further that if the Board fails to designate, within ten days after the date that a valid Special Meeting Request is actually received by the

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secretary (the “Delivery Date”), a date and time for a stockholder requested meeting, then such meeting shall be held at 2:00 p.m. local time on the earlier of (i) the 60th day after the secretary gives notice of such meeting to stockholders and (ii) the 90th day after the Meeting Record Date or, if such day is not a Business Day (as defined below), on the first preceding Business Day; and provided further that in the event that the Board fails to designate a place for a stockholder requested meeting within ten days after the Delivery Date, then such meeting shall be held at the principal executive office of the Corporation. In fixing a date for any special meeting, the Board may consider such factors as the directors deem relevant within the good faith exercise of business judgment, including, without limitation, the nature of the matters to be considered, the facts and circumstances surrounding any request for meeting and any plan of the Board to call an annual meeting or a special meeting. In the case of any stockholder requested meeting, the Board shall fix a Meeting Record Date that is a date not later than 30 days after the Delivery Date.

(5)    If written revocations of requests for the special meeting have been delivered to the secretary and the result is that stockholders of record (or their agents duly authorized in writing), as of the Request Record Date, entitled to cast less than the Special Meeting Percentage have delivered, and not revoked, requests for a special meeting to the secretary, the secretary shall: (i) if the notice of meeting has not already been mailed, refrain from mailing the notice of the meeting and send to all requesting stockholders who have not revoked such requests written notice of any revocation of a request for the special meeting, or (ii) if the notice of meeting has been mailed and if the secretary first sends to all requesting stockholders who have not revoked requests for a special meeting written notice of any revocation of a request for the special meeting and written notice of the secretary’s intention to revoke the notice of the meeting, revoke the notice of the meeting at any time before ten days before the commencement of the meeting. Any request for a special meeting received after a revocation by the secretary of a notice of a meeting shall be considered a request for a new special meeting.

(6)    The Board, the chairman of the Board, the chief executive officer or the president may appoint independent inspectors of elections to act as the agent of the Corporation for the purpose of promptly performing a ministerial review of the validity of any purported Special Meeting Request received by the secretary. For the purpose of permitting the inspectors to perform such review, no such purported request shall be deemed to have been delivered to the secretary until the earlier of (i) five Business Days after receipt by the secretary of such purported request and (ii) such date as the independent inspectors certify to the Corporation that the valid requests received by the secretary represent at least the Special Meeting Percentage. Nothing contained in this subsection (6) shall in any way be construed to suggest or imply that the Corporation or any stockholder shall not be entitled to contest the validity of any request, whether during or after such five Business Day period, or to take any other action (including, without limitation, the commencement, prosecution or defense of any litigation with respect thereto, and the seeking of injunctive relief in such litigation).

(7)    For purposes of these Bylaws, “Business Day” shall mean any day other than a Saturday, a Sunday or other day on which banking institutions in the State of New York are authorized or obligated by law or executive order to close.

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Section 4.    NOTICE OF MEETINGS.

(a)    Method of Delivery; Minimum Consents; Waiver. Written or printed notice of the purpose or purposes, in the case of a special meeting, and of the time and place of every meeting of the stockholders shall be given by the secretary of the Corporation to each stockholder of record entitled to vote at the meeting, and to each other stockholder entitled to notice of the meeting, by (i) presenting it to such stockholder personally, (ii) placing the notice in the mail, (iii) delivering it by overnight delivery service, (iv) transmitting the notice by electronic mail or any other electronic means, or (v) and other means permitted by Maryland law, at least ten days, but not more than 90 days, prior to the date designated for the meeting, addressed to each stockholder at such stockholder’s address appearing on the books of the Corporation or supplied by the stockholder to the Corporation for the purpose of notice. The notice of any meeting of stockholders may be accompanied by a form of proxy approved by the Board in favor of the actions or persons as the Board may select. Notice of any meeting of stockholders shall be deemed waived by any stockholder who attends the meeting in person or by proxy or who before or after the meeting submits a signed waiver of notice that is filed with the records of the meeting.

(b)    Scope of Notice. Except as provided in Article II, Section 11 hereof, any business of the Corporation may be transacted at an annual meeting of stockholders without being specifically designated in the notice of such meeting, except such business as is required by any statute to be stated in such notice. No business shall be transacted at a special meeting of stockholders except as specifically designated in the notice of such meeting.

Section 5.    ORGANIZATION AND CONDUCT. Every meeting of stockholders shall be conducted by an individual appointed by the Board to be chairman of the meeting or, in the absence of such appointment, by the chairman of the Board, if any, or, in the case of a vacancy in the office or absence of the chairman of the Board, by one of the following officers present at the meeting: the vice chairman of the Board, if any, the chief executive officer, the chief financial officer, the president, any vice president, the secretary, the treasurer or, in the absence of such officers, a chairman chosen by the stockholders by the vote of a majority of the votes cast by stockholders present in person or by proxy. The secretary or, in the secretary’s absence, an assistant secretary or, in the absence of both the secretary and assistant secretaries, an individual appointed by the Board or, in the absence of such appointment, an individual appointed by the chairman of the meeting shall act as secretary. In the event that the secretary presides at a meeting of the stockholders, an assistant secretary, or, in the absence of assistant secretaries, an individual appointed by the Board or the chairman of the meeting, shall record the minutes of the meeting. The order of business and all other matters of procedure at any meeting of stockholders shall be determined by the chairman of the meeting. The chairman of the meeting may prescribe such rules, regulations and procedures and take such action as, in the discretion of such chairman, are appropriate for the proper conduct of the meeting, including, without limitation, (a) restricting admission to the time set for the commencement of the meeting; (b) limiting attendance at the meeting to stockholders of record of the Corporation, their duly authorized proxies or other such individuals as the chairman of the meeting may determine; (c) limiting participation at the meeting on any matter to stockholders of record of the Corporation entitled to vote on such matter, their duly authorized proxies or other such individuals as the chairman of the meeting may determine; (d) limiting the time allotted to questions or comments by

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participants; (e) maintaining order and security at the meeting; (f) removing any stockholder or any other individual who refuses to comply with meeting procedures, rules or guidelines as set forth by the chairman of the meeting; and (g) recessing or adjourning the meeting to a later date and time and place announced at the meeting. Unless otherwise determined by the chairman of the meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure.

Section 6.    QUORUM. At any meeting of stockholders, the presence in person or by proxy of the stockholders of the Corporation entitled to cast one-third of the votes entitled to be cast at the meeting (without regard to class) shall constitute a quorum, except with respect to any such matter that, under applicable statutes or regulatory requirements, requires approval by a separate vote of one or more classes of stock of the Corporation, in which case the presence in person or by proxy of the holders of shares entitled to cast one-third of the votes entitled to be cast by each such class on such a matter shall constitute a quorum.

If, however, such quorum shall not be present at any meeting of the stockholders, the chairman of the meeting shall have the power to adjourn the meeting from time to time to a date not more than 120 days after the original record date without notice other than announcement at the meeting. At such adjourned meeting at which a quorum shall be present, any business may be transacted which might have been transacted at the meeting as originally notified.

The stockholders present either in person or by proxy, at a meeting which has been duly called and convened, may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.

Section 7.    VOTING. Directors shall be elected by a plurality of all the votes cast at a meeting of stockholders duly called and at which a quorum, as defined in Section 6 of this Article II, is present. Each share may be voted for as many individuals as there are directors to be elected and for whose election the share is entitled to be voted. A majority of the votes cast at a meeting of stockholders duly called and at which a quorum, as defined in Section 6 of this Article II, is present shall be sufficient to approve any other matter which may properly come before the meeting, unless more than a majority of the votes cast is required by the Investment Company Act or other statute or regulation or the charter of the Corporation. Unless otherwise provided in the charter of the Corporation, each outstanding share, regardless of class, shall be entitled to one vote on each matter submitted to a vote at a meeting of stockholders.

Section 8.    PROXIES. A stockholder may cast the votes entitled to be cast by the shares of stock owned of record by the stockholder in person or by proxy executed by the stockholder or by the stockholder’s duly authorized agent in any manner permitted by law. Such proxy or evidence of authorization of such proxy shall be filed with the secretary of the Corporation before or at the meeting. No proxy shall be valid more than eleven months after its date unless otherwise provided in the proxy.

Section 9.    VOTING OF STOCK BY CERTAIN HOLDERS. Stock of the Corporation registered in the name of a corporation, partnership, trust or other entity, if entitled to be voted, may be voted by the president or a vice president, a general partner or trustee thereof, as the case may be, or a proxy appointed by any of the foregoing individuals, unless

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some other person who has been appointed to vote such stock pursuant to a bylaw or a resolution of the governing body of such corporation or other entity or agreement of the partners of a partnership presents a certified copy of such bylaw, resolution or agreement, in which case such person may vote such stock. Any fiduciary may vote stock registered in his or her name as such fiduciary, either in person or by proxy.

Shares of stock of the Corporation directly or indirectly owned by it shall not be voted at any meeting and shall not be counted in determining the total number of outstanding shares entitled to be voted at any given time, unless they are held by it in a fiduciary capacity, in which case they may be voted and shall be counted in determining the total number of outstanding shares at any given time.

The Board may adopt by resolution a procedure by which a stockholder may certify in writing to the Corporation that any shares of stock registered in the name of the stockholder are held for the account of a specified person other than the stockholder. The resolution shall set forth the class of stockholders who may make the certification, the purpose for which the certification may be made, the form of certification and the information to be contained in it; if the certification is with respect to a record date or closing of the stock transfer books, the time after the record date or closing of the stock transfer books within which the certification must be received by the Corporation; and any other provisions with respect to the procedure which the Board considers necessary or desirable. On receipt of such certification, the person specified in the certification shall be regarded as, for the purposes set forth in the certification, the stockholder of record of the specified stock in place of the stockholder who makes the certification.

Section 10.    INSPECTORS. The Board, in advance of any meeting of stockholders, may, but need not, appoint one or more individual inspectors or one or more entities that designate individuals as inspectors to act at the meeting or any adjournment thereof. If an inspector or inspectors are not appointed, the chairman of the meeting may, but need not, appoint one or more inspectors. In case any person who may be appointed as an inspector fails to appear or act, the vacancy may be filled by appointment made by the Board in advance of the meeting or at the meeting by the chairman of the meeting. The inspectors, if any, shall determine the number of shares outstanding and the voting power of each, the shares represented at the meeting, the existence of a quorum, as defined in Section 6 of this Article II, the validity and effect of proxies, and shall receive votes, ballots or consents, hear and determine all challenges and questions arising in connection with the right to vote, count and tabulate all votes, ballots or consents, and determine the result, and do such acts as are proper to conduct the election or vote with fairness to all stockholders. Each such report shall be in writing and signed by him or her or by a majority of them if there is more than one inspector acting at such meeting. If there is more than one inspector, the report of a majority shall be the report of the inspectors. The report of the inspector or inspectors on the number of shares represented at the meeting and the results of the voting shall be prima facie evidence thereof.

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Section 11.    ADVANCE NOTICE OF STOCKHOLDER NOMINEES FOR DIRECTOR AND OTHER STOCKHOLDER PROPOSALS.

(a)    Annual Meetings of Stockholders. (1) Nominations of individuals for election to the Board and the proposal of other business to be considered by the stockholders may be made at an annual meeting of stockholders (i) pursuant to the Corporation’s notice of meeting or any supplement thereto, (ii) by or at the direction of the Board or (iii) by any stockholder of the Corporation who was a stockholder of record both at the time of giving of notice provided for in this Section 11(a) and at the time of the annual meeting, who is entitled to vote at the meeting and who has complied with this Section 11(a).

(2)    For nominations or other business to be properly brought before an annual meeting by a stockholder pursuant to clause (iii) of subsection (a)(1) of this Section 11, the stockholder must have given timely notice thereof in writing to the secretary of the Corporation and such other business (other than the nomination of individuals for election to the Board) must otherwise be a proper matter for action by the stockholders. To be timely, a stockholder’s notice shall set forth all information required under this Section 11 and shall be delivered to the secretary at the principal executive office of the Corporation not less than 90 days nor more than 120 days prior to the first anniversary of the date of mailing of the notice for the preceding year’s annual meeting; provided, however, that in the event that the date of mailing of the notice for the annual meeting is advanced or delayed by more than 30 days from the first anniversary of the date of mailing of the notice for the preceding year’s annual meeting, notice by the stockholder to be timely must be so delivered not earlier than the 120th day prior to the date of mailing of the notice for such annual meeting and not later than the close of business on the later of the 90th day prior to the date of mailing of the notice for such annual meeting or the tenth day following the day on which public announcement of the date of mailing of the notice for such meeting is first made. In no event shall the public announcement of a postponement or adjournment of an annual meeting commence a new time period for the giving of a stockholder’s notice as described above. Such stockholder’s notice shall set forth: (i) as to each individual whom the stockholder proposes to nominate for election or reelection as a director, (A) the name, age, business address and residence address of such individual, (B) the class, series and number of any shares of stock of the Corporation that are beneficially owned by such individual and the date such shares were acquired and the investment intent of such acquisition, (C) whether such stockholder believes any such individual is, or is not, an “interested person” of the Corporation, as defined in Section 2(a)(19) of the Investment Company Act and information regarding such individual that is sufficient, in the discretion of the Board or any committee thereof or any authorized officer of the Corporation, to make such determination and (D) all other information relating to such individual that is required to be disclosed in solicitations of proxies for election of directors in an election contest (even if an election contest is not involved), or is otherwise required, in each case pursuant to Regulation 14A (or any successor provision) under the Exchange Act and the rules thereunder (including such individual’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected); (ii) as to any other business that the stockholder proposes to bring before the meeting, a description of the business desired to be brought before the meeting, the reasons for proposing such business at the meeting and any material interest in such business of such stockholder and any Stockholder Associated Person (as defined below), individually or in the aggregate, including any anticipated benefit to the stockholder and any Stockholder Associated Person therefrom; (iii) to the extent

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known by the stockholder giving the notice, the name and address of any other stockholder supporting the nominee for election or reelection as a director or the proposal of other business on the date of such stockholder’s notice; and (iv) as to the stockholder giving the notice and the Stockholder Associated Person, if any, on whose behalf the nomination or proposal is made (A) the name and address of such stockholder, as they appear on the Corporation’s books, and of such Stockholder Associated Person, (B) the class or series and number of shares of stock of the Corporation which are owned beneficially and of record by such stockholder and such Stockholder Associated Person, (C) a description of any agreement, arrangement or understanding with respect to the nomination or proposal between or among such stockholder and/or such Stockholder Associated Person, any of their respective affiliates or associates, and any others acting in concert with any of the foregoing, including, in the case of a nomination, the nominee, (D) a description of any agreement, arrangement or understanding (including any derivative or short positions, profit interests, options, warrants, convertible securities, stock appreciation or similar rights, hedging transactions, and borrowed or loaned shares) that has been entered into as of the date of the stockholder’s notice by, or on behalf of, such stockholder and such Stockholder Associated Person, whether or not such instrument or right shall be subject to settlement in underlying shares of stock of the Corporation, the effect or intent of which is to mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of, such stockholder or such Stockholder Associated Person, with respect to securities of the Corporation, (E) a representation that the stockholder is a holder of record of shares of stock of the Corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to propose such business or nomination, (F) a representation whether the stockholder or the Stockholder Associated Person, if any, intends or is part of a group which intends (x) to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the Corporation’s outstanding capital stock required to approve or adopt the proposal or elect the nominee and/or (y) otherwise to solicit proxies or votes from stockholders in support of such proposal or nomination, and (G) any other information relating to such stockholder and Stockholder Associated Person, if any, required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for, as applicable, the proposal and/or for the election of directors in an election contest pursuant to and in accordance with Section 14(a) of the Exchange Act and the rules and regulations promulgated thereunder. The foregoing notice requirements of this Section 11(a)(2) shall be deemed satisfied by a stockholder with respect to business other than a nomination if the stockholder has notified the Corporation of his, her or its intention to present a proposal at an annual meeting in compliance with applicable rules and regulations promulgated under the Exchange Act and such stockholder’s proposal has been included in a proxy statement that has been prepared by the Corporation to solicit proxies for such annual meeting. The Corporation may require any proposed nominee to furnish such other information as the Corporation may reasonably require to determine the eligibility of such proposed nominee to serve as a director of the Corporation.

(3)    Notwithstanding anything in this Section 11(a) to the contrary, in the event that the number of directors to be elected to the Board is increased in accordance with Article III, Section 2 hereof effective after the time period for which nominations would otherwise be due under Section 11(a)(2), and there is no public announcement of such action at least 100 days prior to the first anniversary of the date of mailing of the notice for the preceding year’s annual meeting, a stockholder’s notice required by this Section 11(a) shall also be considered timely, but only with respect to nominees for any new positions created by such

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increase, if it shall be delivered to the secretary at the principal executive office of the Corporation not later than the close of business on the tenth day following the day on which such public announcement is first made by the Corporation.

(4)    For purposes of this Section 11, “Stockholder Associated Person” of any stockholder shall mean (i) any person controlling, directly or indirectly, or acting in concert with, such stockholder, (ii) any beneficial owner of shares of stock of the Corporation owned of record or beneficially by such stockholder and (iii) any person controlling, controlled by or under common control with such Stockholder Associated Person.

(b)    Special Meetings of Stockholders. Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the Corporation’s notice of meeting. Nominations of individuals for election to the Board may be made at a special meeting of stockholders at which directors are to be elected (i) pursuant to the Corporation’s notice of meeting, (ii) by or at the direction of the Board or (iii) provided that the Board has determined that directors shall be elected at such special meeting, by any stockholder of the Corporation who is a stockholder of record both at the time of giving of notice provided for in this Section 11 and at the time of the special meeting, who is entitled to vote at the meeting and who complied with the notice procedures set forth in this Section 11. In the event the Corporation calls a special meeting of stockholders for the purpose of electing one or more individuals to the Board, any such stockholder may nominate an individual or individuals (as the case may be) for election as a director as specified in the Corporation’s notice of meeting, if the stockholder’s notice required by subsection (a)(2) of this Section 11 shall be delivered to the secretary at the principal executive office of the Corporation not earlier than the 120th day prior to such special meeting and not later than the close of business on the later of the 90th day prior to such special meeting or the tenth day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Board to be elected at such meeting. In no event shall the public announcement of a postponement or adjournment of a special meeting commence a new time period for the giving of a stockholder’s notice as described above.

(c)    General. (1) Upon written request by the secretary or the Board or any committee thereof, any stockholder proposing a nominee for election as a director or any proposal for other business at a meeting of stockholders shall provide, within five Business Days of delivery of such request (or such other period as may be specified in such request), written verification, satisfactory, in the discretion of the Board or any committee thereof or any authorized officer of the Corporation, to demonstrate the accuracy of any information submitted by the stockholder pursuant to this Section 11. If a stockholder fails to provide such written verification within such period, the information as to which written verification was requested may be deemed not to have been provided in accordance with this Section 11.

(2)    Only such individuals who are nominated in accordance with this Section 11 shall be eligible for election as directors, and only such business shall be conducted at a meeting of stockholders as shall have been brought before the meeting in accordance with this Section 11. Except as otherwise provided by law, the chairman of the meeting shall have the power (i) to determine whether a nomination or any business proposed to be brought before the meeting was made or proposed, as the case may be, in accordance with the procedures set forth

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in this Section 11 (including whether the stockholder or Stockholder Associated Person, if any, on whose behalf the nomination or proposal is made, solicited (or is part of a group which solicited) or did not so solicit, as the case may be, proxies or votes in support of such stockholder’s nominee or proposal in compliance with such stockholder’s representation as required by clause (a)(2)(iv)(F) of this Section 11) and (ii) if any proposed nomination or business was not made or proposed in compliance with this Section 11, to declare that such nomination shall be disregarded or that such proposed business shall not be transacted. Notwithstanding the foregoing provisions of this Section 11, unless otherwise required by law, if the stockholder (or a qualified representative of the stockholder) does not appear at the annual or special meeting of stockholders of the Corporation to present a nomination or proposed business, such nomination shall be disregarded and such proposed business shall not be transacted, notwithstanding that proxies in respect of such vote may have been received by the Corporation.

(3)    For purposes of this Section 11, (a) the “date of mailing of the notice” shall mean the date of the proxy statement for the solicitation of proxies for election of directors, (b) “public announcement” shall mean disclosure (i) in a press release reported by the Dow Jones News Service, Associated Press or comparable news service or (ii) in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to the Exchange Act or the Investment Company Act and (c) to be considered a “qualified representative of the stockholder”, a person must be a duly authorized officer, manager or partner of such stockholder or must be authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting of stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of stockholders.

(4)    Notwithstanding the foregoing provisions of this Section 11, a stockholder shall also comply with all applicable requirements of state law and of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in this Section 11. Nothing in this Section 11 shall be deemed to affect any right of a stockholder to request inclusion of a proposal in, nor the right of the Corporation to omit a proposal from, the Corporation’s proxy statement pursuant to Rule 14a-8 (or any successor provision) under the Exchange Act.

Section 12.    VOTING BY BALLOT. Voting on any question or in any election may be viva voce unless the chairman of the meeting shall order or any stockholder shall demand that voting be by ballot.

Section 13.    CONTROL SHARE ACQUISITION ACT. Notwithstanding any other provision of the charter of the Corporation or these Bylaws, Title 3, Subtitle 7 of the MGCL, or any successor statute, shall not apply to any acquisition by any person of shares of stock of the Corporation. This section may be repealed, in whole or in part, at any time, whether before or after an acquisition of control shares and, upon such repeal, may, to the extent provided by any successor bylaw, apply to any prior or subsequent control share acquisition.

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ARTICLE III

DIRECTORS

Section 1.    GENERAL POWERS. The business and affairs of the Corporation shall be managed under the direction of its Board. The Board may designate a chairman of the Board and a vice chairman of the Board, who shall not be officers of the Corporation but shall have such powers and duties as determined by the Board from time to time.

Section 2.    NUMBER, TENURE AND QUALIFICATIONS. At any regular meeting or at any special meeting called for that purpose, a majority of the entire Board may increase or decrease the number of directors, provided that the number thereof shall never be less than the minimum number required by the MGCL, nor more than 12, and further provided that the tenure of office of a director shall not be affected by any decrease in the number of directors. Notwithstanding the foregoing sentence, the number of directors that shall comprise the Board shall not be less than three, except for a period of up to 60 days after the death, removal or resignation of a director pending the election of such director’s successor.

Section 3.    ANNUAL AND REGULAR MEETINGS. An annual meeting of the Board shall be held immediately after and at the same place as the annual meeting of stockholders, if any, no notice other than this Bylaw being necessary. In the event such meeting is not so held, the meeting may be held at such time and place as shall be specified in a notice given as hereinafter provided for special meetings of the Board. Regular meetings of the Board shall be held from time to time at such places and times as provided by the Board by resolution, without notice other than such resolution.

Section 4.    SPECIAL MEETINGS. Special meetings of the Board may be called by or at the request of the Chairman of the Board, the chief executive officer, the president or by a majority of the directors then in office. The person or persons authorized to call special meetings of the Board may fix any place as the place for holding any special meeting of the Board called by them. The Board may provide, by resolution, the time and place for the holding of special meetings of the Board without notice other than such resolution.

Section 5.    NOTICE. Notice of any special or regular meeting of the Board shall be given by written notice delivered personally or by telephone, electronic mail, facsimile transmission, United States mail or courier to each director at his or her business or residence address. Notice by personal delivery, telephone, electronic mail or facsimile transmission shall be given at least 24 hours prior to the meeting. Notice by United States mail shall be given at least three days prior to the meeting. Notice by courier shall be given at least two days prior to the meeting. Telephone notice shall be deemed to be given when the director or his or her agent is personally given such notice in a telephone call to which the director or his or her agent is a party. Electronic mail notice shall be deemed to be given upon transmission of the message to the electronic mail address given to the Corporation by the director. Facsimile transmission notice shall be deemed to be given upon completion of the transmission of the message to the number given to the Corporation by the director and receipt of a completed answer-back indicating receipt. Notice by United States mail shall be deemed to be given when deposited in the United States mail properly addressed, with postage thereon prepaid. Notice by courier shall

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be deemed to be given when deposited with or delivered to a courier properly addressed. Neither the business to be transacted at, nor the purpose of, any annual, regular or special meeting of the Board need be stated in the notice, unless specifically required by statute or these Bylaws.

Section 6.    QUORUM. A majority of the directors shall constitute a quorum for transaction of business at any meeting of the Board, provided that, if less than a majority of such directors are present at said meeting, a majority of the directors present may adjourn the meeting from time to time without further notice, and provided further that if, pursuant to the charter of the Corporation or these Bylaws, the vote of a majority of a particular group of directors is required for action, a quorum must also include a majority of such group.

The directors present at a meeting which has been duly called and convened may continue to transact business until adjournment, notwithstanding the withdrawal of enough directors to leave less than a quorum.

Section 7.    VOTING. The action of the majority of the directors present at a meeting at which a quorum, as defined in Section 6 of this Article III, is present shall be the action of the Board, unless the concurrence of a greater proportion is required for such action by applicable statute or the charter of the Corporation. If enough directors have withdrawn from a meeting to leave less than a quorum, as defined in Section 6 of this Article III, but the meeting is not adjourned, the action of the majority of the directors still present at such meeting shall be the action of the Board, unless the concurrence of a greater proportion is required for such action by applicable statute or the charter of the Corporation.

Section 8.    ORGANIZATION. At each meeting of the Board, the chairman of the Board or, in the absence of the chairman, the vice chairman of the Board, if any, shall act as chairman of the meeting. In the absence of both the chairman and vice chairman of the Board, the chief executive officer or in the absence of the chief executive officer, the president or in the absence of the president, a director chosen by a majority of the directors present, shall act as chairman of the meeting. The secretary or, in his or her absence, an assistant secretary of the Corporation, or in the absence of the secretary and all assistant secretaries, a person appointed by the chairman of the meeting, shall act as secretary of the meeting.

Section 9.    TELEPHONE MEETINGS. Directors may participate in a meeting by means of a conference telephone or similar communications equipment if all persons participating in the meeting can hear each other at the same time; provided however, this Section 9 does not apply to any action of the directors pursuant to the Investment Company Act that requires the vote of the directors to be cast in person at a meeting. Participation in a meeting by these means shall constitute presence in person at the meeting.

Section 10.    WRITTEN CONSENT BY DIRECTORS. Any action required or permitted to be taken at any meeting of the Board may be taken without a meeting, if a consent in writing to such action is signed by each director and such written consent is filed with the minutes of proceedings of the Board; provided however, this Section 10 does not apply to any action of the directors pursuant to the Investment Company Act that requires the vote of the directors to be cast in person at a meeting.

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Section 11.    VACANCIES. If for any reason any or all the directors cease to be directors, such event shall not terminate the Corporation or affect these Bylaws or the powers of the remaining directors hereunder, if any. At such time as the Corporation elects to be subject to Section 3-804(c) of the MGCL, subject to applicable requirements of the Investment Company Act, except as may be provided by the Board in setting the terms of any class or series of preferred stock, (a) any vacancy on the Board may be filled only by a majority of the remaining directors, even if the remaining directors do not constitute a quorum, as defined in Section 6 of this Article III, and (b) any director elected to fill a vacancy shall serve for the remainder of the full term of the class in which the directorship in which the vacancy occurred and until a successor is elected and qualifies. Notwithstanding the foregoing sentence, if there are independent directors on the Board, vacancies among the independent directors’ positions on the Board may be filled only with the affirmative vote of a majority of the remaining independent directors in office, even if the remaining independent directors do not constitute a quorum, as defined in Section 6 of this Article III, and any independent director elected to fill such a vacancy shall serve for the remainder of the full term of the directorship in which such vacancy occurred and until a successor is elected and qualifies.

Section 12.    REMOVAL. By duly adopted resolution of the Board, the Corporation elected to be subject to the provisions of Section 3-804(a) of the MGCL, in order that, subject to the rights of holders of one or more classes or series of preferred stock to elect or remove one or more directors, any director, or the entire Board, may be removed from office at any time only by the affirmative vote of at least two-thirds of the votes entitled to be cast generally in the election of directors. At all times that the directors are classified, a director may not be removed without cause. For the purposes of this Section 12, “cause” shall mean, with respect to any particular director, conviction of a felony or final judgment of a court of competent jurisdiction holding that such director caused demonstrable, material harm to the Corporation through bad faith or active and deliberate dishonesty.

Section 13.    COMPENSATION. Directors shall not receive any stated salary for their services as directors but, by resolution of the Board, may receive compensation per year and/or per meeting and/or per visit to real property or other facilities owned or leased by the Corporation and for any service or activity they performed or engaged in as directors. Directors may be reimbursed for expenses of attendance, if any, at each annual, regular or special meeting of the Board or of any committee thereof and for their expenses, if any, in connection with each property visit and any other service or activity they performed or engaged in as directors; but nothing herein contained shall be construed to preclude any directors from serving the Corporation in any other capacity and receiving compensation therefor.

Section 14.    LOSS OF DEPOSITS. No director shall be liable for any loss which may occur by reason of the failure of the bank, trust company, savings and loan association, or other institution with whom moneys or stock have been deposited.

Section 15.    SURETY BONDS. Unless required by law, no director shall be obligated to give any bond or surety or other security for the performance of any of his or her duties.

Section 16.    RELIANCE. Each director, officer, employee and agent of the Corporation shall, in the performance of his duties with respect to the Corporation, be fully

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justified and protected with regard to any act or failure to act in reliance in good faith upon the books of account or other records of the Corporation, upon an opinion of counsel or upon reports made to the Corporation by any of its officers or employees or by the advisers, accountants, appraisers or other experts or consultants selected by the directors or officers of the Corporation, regardless of whether such counsel or expert may also be a director.

Section 17.    CERTAIN RIGHTS OF DIRECTORS, OFFICERS, EMPLOYEES AND AGENTS. The directors shall have no responsibility to devote their full time to the affairs of the Corporation. Any director, officer, employee or agent of the Corporation, in his personal capacity or in a capacity as an affiliate, employee, or agent of any other person, or otherwise, may have business interests and engage in business activities similar to or in addition to those of or relating to the Corporation, subject to the adoption of any policies relating to such interests and activities adopted by the directors and applicable law.

ARTICLE IV

COMMITTEES

Section 1.    NUMBER, TENURE AND QUALIFICATIONS. The Board may appoint from among its members an Executive Committee, an Audit Committee, a Nominating and Corporate Governance Committee and other committees, composed of one or more directors, to serve at the pleasure of the Board.

Section 2.    POWERS. The Board may delegate to committees appointed under Section 1 of this Article any of the powers of the Board, except as prohibited by law.

Section 3.    MEETINGS. Notice of committee meetings shall be given in the same manner as notice for special meetings of the Board. A majority of the members of the committee shall constitute a quorum for the transaction of business at any meeting of the committee. The act of a majority of the committee members present at a meeting at which a quorum is present shall be the act of such committee. The Board may designate a chairman of any committee, and such chairman or, in the absence of a chairman, any two members of any committee (if there are at least two members of the committee) may fix the time and place of its meeting unless the Board shall otherwise provide. In the absence of any member of any such committee, the members thereof present at any meeting, whether or not they constitute a quorum, may appoint another director to act in the place of such absent member. Each committee shall keep minutes of its proceedings.

Section 4.    TELEPHONE MEETINGS. Members of a committee of the Board may participate in a meeting by means of a conference telephone or similar communications equipment if all persons participating in the meeting can hear each other at the same time. Participation in a meeting by these means shall constitute presence in person at the meeting.

Section 5.    WRITTEN CONSENT BY COMMITTEES. Any action required or permitted to be taken at any meeting of a committee of the Board may be taken without a meeting, if a consent in writing to such action is signed by each member of the committee and such written consent is filed with the minutes of proceedings of such committee.

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Section 6.    VACANCIES. Subject to the provisions hereof, the Board shall have the power at any time to change the membership of any committee, to fill all vacancies, to designate alternate members to replace any absent or disqualified member or to dissolve any such committee. Subject to the power of the Board, the members of the committee shall have the power to fill any vacancies on the committee.

ARTICLE V

OFFICERS

Section 1.    GENERAL PROVISIONS. The officers of the Corporation shall include a president, a secretary and a treasurer and, to the extent that Rule 38a-1 promulgated under the Investment Company Act applies, a chief compliance officer and an anti-money laundering officer (which may be the same person as the chief compliance officer), and may include a chief executive officer, a chief financial officer, a chief operating officer, a chief investment officer, one or more vice presidents, one or more assistant secretaries and one or more assistant treasurers. In addition, the Board may from time to time elect such other officers with such powers and duties as it shall deem necessary or desirable. The officers of the Corporation shall be elected annually by the Board, except that the chief executive officer or president may from time to time appoint one or more vice presidents, assistant secretaries, assistant treasurers or other officers. Each officer shall hold office until his or her successor is elected and qualifies or until death, resignation or removal in the manner hereinafter provided. Any two or more offices except president and vice president may be held by the same person. Election of an officer or agent shall not of itself create contract rights between the Corporation and such officer or agent.

Section 2.    REMOVAL AND RESIGNATION. Any officer or agent of the Corporation may be removed, with or without cause, by the Board if in its judgment the best interests of the Corporation would be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed. Any officer of the Corporation may resign at any time by giving written notice of his or her resignation to the Board, the chairman of the Board, the president or the secretary. Any resignation shall take effect immediately upon its receipt or at such later time specified in the notice of resignation. The acceptance of a resignation shall not be necessary to make it effective unless otherwise stated in the resignation. Such resignation shall be without prejudice to the contract rights, if any, of the Corporation.

Section 3.    VACANCIES. A vacancy in any office may be filled by the Board for the balance of the term.

Section 4.    CHIEF EXECUTIVE OFFICER. The Board may designate a chief executive officer. In the absence of such designation, the president shall be the chief executive officer of the Corporation. He or she may execute any deed, mortgage, bond, contract or other instrument, except in cases where the execution thereof shall be expressly delegated by the Board or by these Bylaws to some other officer or agent of the Corporation or shall be required by law to be otherwise executed. The chief executive officer shall have general responsibility for implementation of the policies of the Corporation, as determined by the Board, and for the management of the business and affairs of the Corporation.

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Section 5.    CHIEF OPERATING OFFICER. The Board may designate a chief operating officer. The chief operating officer shall have the responsibilities and duties as set forth by the Board or the chief executive officer.

Section 6.    CHIEF INVESTMENT OFFICER. The Board may designate a chief investment officer. The chief investment officer shall have the responsibilities and duties as set forth by the Board or the chief executive officer.

Section 7.    CHIEF FINANCIAL OFFICER. The Board may designate a chief financial officer. The chief financial officer shall have the responsibilities and duties as set forth by the Board or the chief executive officer.

Section 8.    CHIEF COMPLIANCE OFFICER. The Board shall designate a chief compliance officer to the extent required by, and consistent with the requirements of, the Investment Company Act. The chief compliance officer, subject to the direction of and reporting to the Board, shall be responsible for the oversight of the Corporation’s compliance with the Federal securities laws and other applicable regulatory requirements. The designation, compensation and removal of the chief compliance officer must be approved by the Board, including a majority of the directors who are not “interested persons” (as such term is defined in Section 2(a)(19) of the Investment Company Act) of the Corporation. The chief compliance officer shall perform such executive, supervisory and management functions and duties as may be assigned to him or her from time to time by the Board, the chief executive officer or the president.

Section 9.    PRESIDENT. In the absence of a designation of a chief executive officer by the Board, the president shall be the chief executive officer. He or she may execute any deed, mortgage, bond, contract or other instrument, except in cases where the execution thereof shall be expressly delegated by the Board or by these Bylaws to some other officer or agent of the Corporation or shall be required by law to be otherwise executed; and in general shall perform all duties incident to the office of president and such other duties as may be prescribed by the Board from time to time.

Section 10.    VICE PRESIDENTS. In the absence of the president or in the event of a vacancy in such office, the vice president (or in the event there be more than one vice president, the vice presidents in the order designated at the time of their election or, in the absence of any designation, then in the order of their election) shall perform the duties of the president and when so acting shall have all the powers of and be subject to all the restrictions upon the president; and shall perform such other duties as from time to time may be assigned to such vice president by the president or by the Board. The Board may designate one or more vice presidents as executive vice president or as vice president for particular areas of responsibility.

Section 11.    SECRETARY. The secretary shall: (a) keep the minutes of the proceedings of the stockholders, the Board and committees of the Board in one or more books provided for that purpose; (b) see that all notices are duly given in accordance with the

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provisions of these Bylaws or as required by law; (c) be custodian of the corporate records and of the seal of the Corporation; (d) keep a register of the post office address of each stockholder which shall be furnished to the secretary by such stockholder; (e) have general charge of the stock transfer books of the Corporation; and (f) in general perform such other duties as from time to time may be assigned to him by the chief executive officer, the president or by the Board.

Section 12.    TREASURER. The treasurer shall be responsible for: (1) the custody of the funds and securities of the Corporation; (2) the keeping of full and accurate accounts of receipts and disbursements in books belonging to the Corporation; and (3) the depositing of all moneys and other valuable effects in the name and to the credit of the Corporation in such depositories as may be designated by the Board. In the absence of a designation of a chief financial officer by the Board, the treasurer shall be the chief financial officer of the Corporation.

The treasurer shall disburse the funds of the Corporation as may be ordered by the Board, taking proper vouchers for such disbursements, and shall render to the president and Board, at the regular meetings of the Board or whenever it may so require, an account of all his or her transactions as treasurer and of the financial condition of the Corporation.

If required by the Board, the treasurer shall give the Corporation a bond in such sum and with such surety or sureties as shall be satisfactory to the Board for the faithful performance of the duties of his or her office and for the restoration to the Corporation, in case of his or her death, resignation, retirement or removal from office, of all books, papers, vouchers, moneys and other property of whatever kind in his or her possession or under his or her control belonging to the Corporation.

Section 13.    ASSISTANT SECRETARIES AND ASSISTANT TREASURERS. The assistant secretaries and assistant treasurers, in general, shall perform such duties as shall be assigned to them by the secretary or treasurer, respectively, or by the president or the Board. The assistant treasurers shall, if required by the Board, give bonds for the faithful performance of their duties in such sums and with such surety or sureties as shall be satisfactory to the Board.

ARTICLE VI

CONTRACTS, CHECKS AND DEPOSITS

Section 1.    CONTRACTS. The Board may authorize any officer or agent to enter into any contract or to execute and deliver any instrument in the name of and on behalf of the Corporation and such authority may be general or confined to specific instances. Any agreement, deed, mortgage, lease or other document shall be valid and binding upon the Corporation when authorized or ratified by action of the Board and executed by an authorized person.

Section 2.    CHECKS AND DRAFTS. All checks, drafts or other orders for the payment of money, notes or other evidences of indebtedness issued in the name of the Corporation shall be signed by such officer or agent of the Corporation in such manner as shall from time to time be determined by the Board.

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Section 3.    DEPOSITS. All funds of the Corporation not otherwise employed shall be deposited from time to time to the credit of the Corporation in such banks, trust companies or other depositories as the Board may designate.

ARTICLE VII

STOCK

Section 1.    CERTIFICATES; REQUIRED INFORMATION. Except as may be otherwise provided by the Board, stockholders of the Corporation are not entitled to certificates representing the shares of stock held by them. In the event that the Corporation issues shares of stock represented by certificates, such certificates shall be signed by the officers of the Corporation in the manner permitted by the MGCL and contain the statements and information required by the MGCL. There shall be no differences in the rights and obligations of stockholders based on whether or not their shares are represented by certificates.

Section 2.    TRANSFERS WHEN CERTIFICATES ISSUED. Subject to any determination of the Board pursuant to Section 1 of this Article, upon surrender to the Corporation or the transfer agent of the Corporation of a stock certificate duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, the Corporation shall issue a new certificate to the person entitled thereto, cancel the old certificate and record the transaction upon its books.

Subject to Article II, Section 9 hereof, the Corporation shall be entitled to treat the holder of record of any share of stock as the holder in fact thereof and, accordingly, shall not be bound to recognize any equitable or other claim to or interest in such share or on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of the State of Maryland.

Notwithstanding the foregoing, transfers of shares of any class of stock will be subject in all respects to the charter of the Corporation and all of the terms and conditions contained therein.

Section 3.    REPLACEMENT CERTIFICATE. Subject to any determination of the Board pursuant to Section 1 of this Article, any officer designated by the Board may direct a new certificate to be issued in place of any certificate previously issued by the Corporation alleged to have been lost, stolen or destroyed upon the making of an affidavit of that fact by the person claiming the certificate to be lost, stolen or destroyed. When authorizing the issuance of a new certificate, an officer designated by the Board may, in his or her discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificate or the owner’s legal representative to advertise the same in such manner as he or she shall require and/or to give bond, with sufficient surety, to the Corporation to indemnify it against any loss or claim which may arise as a result of the issuance of a new certificate.

Section 4.    CLOSING OF TRANSFER BOOKS OR FIXING OF RECORD DATE. The Board may set, in advance, a record date for the purpose of determining stockholders entitled to notice of or to vote at any meeting of stockholders or determining stockholders

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entitled to receive payment of any dividend or the allotment of any other rights, or in order to make a determination of stockholders for any other proper purpose. Such date, in any case, shall not be prior to the close of business on the day the record date is fixed and shall be not more than 90 days and, in the case of a meeting of stockholders, not less than ten days, before the date on which the meeting or particular action requiring such determination of stockholders of record is to be held or taken.

In lieu of fixing a record date, the Board may provide that the stock transfer books shall be closed for a stated period but not longer than 20 days. If the stock transfer books are closed for the purpose of determining stockholders entitled to notice of or to vote at a meeting of stockholders, such books shall be closed for at least ten days before the date of such meeting.

If no record date is fixed and the stock transfer books are not closed for the determination of stockholders, (a) the record date for the determination of stockholders entitled to notice of or to vote at a meeting of stockholders shall be the close of business on the day on which the notice of the meeting is mailed or the 30th day before the meeting, whichever is the closer date to the meeting; and (b) the record date for the determination of stockholders entitled to receive payment of a dividend or an allotment of any other rights shall be the close of business on the day on which the resolution of the directors, declaring the dividend or allotment of rights, is adopted.

When a determination of stockholders entitled to vote at any meeting of stockholders has been made as provided in this Section 4, such determination shall apply to any adjournment thereof, except when (i) the determination has been made through the closing of the transfer books and the stated period of closing has expired or (ii) the meeting is adjourned to a date more than 120 days after the record date fixed for the original meeting, in either of which case a new record date shall be determined as set forth herein.

Section 5.    STOCK LEDGER. The Corporation shall maintain at its principal office or at the office of its counsel, accountants or transfer agent, an original or duplicate share ledger containing the name and address of each stockholder and the number of shares of each class held by such stockholder.

Section 6.    FRACTIONAL STOCK; ISSUANCE OF UNITS. The Board may issue fractional stock or provide for the issuance of scrip, all on such terms and under such conditions as it may determine. Notwithstanding any other provision of these Bylaws, the Board may issue units consisting of different securities of the Corporation. Any security issued in a unit shall have the same characteristics as any identical securities issued by the Corporation, except that the Board may provide that for a specified period securities of the Corporation issued in such unit may be transferred on the books of the Corporation only in such unit.

ARTICLE VIII

ACCOUNTING YEAR

The fiscal year of the Corporation shall end on December 31 of each fiscal year, and may thereafter be changed by duly adopted resolution of the Board from time to time.

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ARTICLE IX

DISTRIBUTIONS

Section 1.    AUTHORIZATION. Dividends and other distributions upon the stock of the Corporation may be authorized by the Board, subject to the provisions of law and the charter of the Corporation. Dividends and other distributions may be paid in cash, property or stock of the Corporation, subject to the provisions of law and the charter of the Corporation.

Section 2.    CONTINGENCIES. Before payment of any dividends or other distributions, there may be set aside out of any assets of the Corporation available for dividends or other distributions such sum or sums as the Board may from time to time, in its absolute discretion, think proper as a reserve fund for contingencies, for equalizing dividends or other distributions, for repairing or maintaining any property of the Corporation or for such other purpose as the Board shall determine to be in the best interest of the Corporation, and the Board may modify or abolish any such reserve.

ARTICLE X

SEAL

Section 1.    SEAL. The Board may authorize the adoption of a seal by the Corporation. The seal shall contain the name of the Corporation and the year of its incorporation and the words “Incorporated in Maryland.” The Board may authorize one or more duplicate seals and provide for the custody thereof.

Section 2.    AFFIXING SEAL. Whenever the Corporation is permitted or required to affix its seal to a document, it shall be sufficient to meet the requirements of any law, rule or regulation relating to a seal to place the word “(SEAL)” adjacent to the signature of the person authorized to execute the document on behalf of the Corporation.

ARTICLE XI

INDEMNIFICATION AND ADVANCEMENT OF EXPENSES

Section 1.    INDEMNIFICATION OF DIRECTORS AND OFFICERS OF THE CORPORATION. Subject to any limitations set forth in Sections 2 or 3 of this Article XI, or, with respect to the advancement of expenses, the charter of the Corporation, the Corporation shall indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses as incurred in advance of final disposition of a proceeding to (i) any individual who is a present or former director or officer of the Corporation and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity, (ii) any individual who, while a director or officer of the Corporation and at the request of the Corporation, serves or has served as a director, officer, partner or trustee of any corporation, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made or threatened to be made a party to the proceeding by reason of

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his or her service in that capacity or (iii) the investment adviser to the Corporation (the “Adviser”) or any of its affiliates acting as an agent of the Corporation (each such person, an “Indemnitee”), in each case to the fullest extent permitted by the Investment Company Act and in the case of clause (i) and (ii) to the fullest extent permitted by Maryland law. The Corporation may, with the approval of the Board or any duly authorized committee thereof, provide such indemnification and advance for expenses to a person who served a predecessor of the Corporation in any of the capacities described in clause (i) or (ii) above and to any employee or agent of the Corporation or a predecessor of the Corporation.

Section 2.    LIMITATION ON INDEMNIFICATION. Notwithstanding anything to the contrary contained in Section 1 of this Article XI, the Corporation shall not provide for indemnification of an Indemnitee pursuant to Section 1 of this Article XI for any liability or loss suffered by such Indemnitee, unless all of the following conditions are met:

(a)    the Corporation has determined, in good faith, that the course of conduct that caused the loss or liability was intended to be in the best interests of the Corporation;

(b)    the Corporation has determined, in good faith, that the Indemnitee was acting on behalf of or performing services for the Corporation;

(c)    the Corporation has determined, in good faith, that such liability or loss was not the result of (A) negligence or misconduct, in the case that the Indemnitee is the Adviser, an affiliate of the Adviser or any officer of the Corporation, the Adviser or an affiliate of the Adviser or (B) gross negligence or willful misconduct in the case that the Indemnitee is a director (and not also an officer of the Corporation, the Adviser or an affiliate of the Adviser); and

(d)    such indemnification or agreement to hold harmless is recoverable only out of assets of the Corporation and not from the stockholders.

Section 3.    GENERAL. Notwithstanding the foregoing, Section 2 and this Section 3 of this Article XI shall apply to the Adviser and its affiliates only so long as the stock of the Corporation does not qualify as a “covered security” as defined in the Securities Act of 1933, as amended.

Notwithstanding anything to the contrary contained in Section 1 of this Article XI, the Corporation shall not provide indemnification for any loss, liability or expense arising from or out of an alleged violation of federal or state securities laws by any Indemnitee pursuant to Section 2 of this Article XI, unless one or more of the following conditions are met: (a) there has been a successful adjudication on the merits of each count involving alleged material securities law violations as to the Indemnitee; (b) such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction as to the Indemnitee; or (c) a court of competent jurisdiction approves a settlement of the claims against the Indemnitee, and finds that indemnification of the settlement and the related costs should be made, and the court considering the request for indemnification has been advised of the position of the Securities and Exchange Commission and of the published position of any state securities regulatory authority in which securities were offered or sold as to indemnification for violations of securities laws.

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Neither the amendment nor repeal of this Article XI, nor the adoption or amendment of any other provision of these Bylaws or charter of the Corporation inconsistent with this Article XI, shall apply to or affect in any respect the applicability of the preceding paragraph with respect to any act or failure to act which occurred prior to such amendment, repeal or adoption.

No provision of this Article XI shall be effective to protect or purport to protect any director or officer of the Corporation against liability to the Corporation or its stockholders to which he or she would otherwise be subject by reason of willful misconduct, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.

ARTICLE XII

REPORTS

Section 1.    The directors shall take reasonable steps to ensure that the Corporation shall cause to be prepared and mailed or delivered by any reasonable means, including an electronic medium, to each stockholder as of a record date after the end of the fiscal year and each holder of other publicly held securities within 120 days after the end of the fiscal year to which it relates an annual report for each fiscal year ending after the commencement of the Corporation’s initial public offering that shall include: (a) financial statements prepared in accordance with generally accepted accounting principles which are audited and reported on by independent certified public accountants; (b) a report of the activities of the Corporation during the period covered by the report; (c) where forecasts have been provided to the stockholders, a table comparing the forecasts previously provided with the actual results during the period covered by the report; and (d) a report setting forth distributions to stockholders for the period covered thereby and separately identifying distributions from: (i) cash flow from operations during the period, (ii) cash flow from operations during a prior period which have been held as reserves, (iii) proceeds from disposition of assets of the Corporation; and (iv) reserves from the gross proceeds. Such annual report must also contain a breakdown of the costs reimbursed to the Adviser. The directors shall take reasonable steps to ensure that, (A) within the scope of the annual audit of the Adviser’s financial statements, the independent certified public accountants preparing such annual report will issue a special report on the allocation of such costs to the Corporation in accordance with the investment advisory agreement, (B) the special report shall be in accordance with the American Institute of Certified Public Accountants United States Auditing Standards relating to special reports, (C) the additional costs of such special report will be itemized and may be reimbursed to the Adviser by the Corporation in accordance with this Section only to the extent that such reimbursement, when added to the cost for administrative services rendered, does not exceed the competitive rate for such services as determined above, (D) the special report shall at minimum provide: a review of the time records of individual employees, the costs of whose services were reimbursed; and a review of the specific nature of the work performed by each such employee, and (E) the prospectus, prospectus supplement or periodic report as filed with the Securities and Exchange Commission shall disclose in tabular form an itemized estimate of such proposed expenses for the next fiscal year together with a breakdown by year of such expenses reimbursed in each of the last five public programs formed by the Adviser.

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Section 2.    The directors, including the independent directors, shall take reasonable steps to ensure that the Corporation shall cause to be prepared and mailed or delivered to each stockholder within 60 days after the end of each fiscal quarter of the Corporation, the Corporation’s Quarterly Report on Form 10-Q (“Form 10-Q”), if required (or, at the board of directors’ discretion, a report containing the same financial information contained in Form 10-Q).

Section 3.    The directors, including the independent directors, shall take reasonable steps to ensure that the Corporation shall cause to be prepared and mailed or delivered within 75 days after the end of each fiscal year of the Corporation to each person who was at any time during such fiscal year a stockholder all information necessary for the preparation of the stockholders’ federal income tax returns.

Section 4.    If stock has been purchased on a deferred payment basis, on which there remains an unpaid balance during any period covered by any report required by Sections 1 and 2 of this Article XII above; then such report shall contain a detailed statement of the status of all deferred payments, actions taken by the Corporation in response to any defaults, and a discussion and analysis of the impact on capital requirements of the Corporation.

ARTICLE XIII

WAIVER OF NOTICE

Whenever any notice is required to be given pursuant to the charter of the Corporation or these Bylaws or pursuant to applicable law, a waiver thereof in writing, signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice. Neither the business to be transacted at nor the purpose of any meeting need be set forth in the waiver of notice, unless specifically required by statute. The attendance of any person at any meeting shall constitute a waiver of notice of such meeting, except where such person attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

ARTICLE XIV

INVESTMENT COMPANY ACT

If and to the extent that any provision of the MGCL, including, without limitation, Subtitle 6 and, if then applicable, Subtitle 7, of Title 3 of the MGCL, or any provision of the charter of the Corporation or these Bylaws conflicts with any provision of the Investment Company Act, the applicable provision of the Investment Company Act shall control.

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ARTICLE XV

AMENDMENT OF BYLAWS

The Board shall have the exclusive power to adopt, alter or repeal any provision of these Bylaws and to make new bylaws.

ARTICLE XVI

INSPECTION OF BOOKS AND RECORDS

A stockholder that is otherwise eligible under applicable law to inspect the Corporation’s books of account, stock ledger or other specified documents of the Corporation shall have no right to make such inspection if the Board determines that such stockholder has an improper purpose for requesting such inspection.

ARTICLE XVII

EXCLUSIVE FORUM

Unless the Corporation consents in writing to the selection of a different forum, to the fullest extent permitted by law, the Circuit Court for Baltimore City, Maryland, or, if that court does not have jurisdiction, the United States District Court for the District of Maryland, Baltimore Division, shall be the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of the Corporation, (b) any action asserting a claim of breach of any duty owed by a director or officer or other employee of the Corporation to the Corporation or to the stockholders of the Corporation or asserting a claim of breach of any standard of conduct set forth in the MGCL, (c) any action asserting a claim against the Corporation or any director or officer or other employee of the Corporation arising pursuant to any provision of the MGCL, the charter of the Corporation or these Bylaws, or (d) any action asserting a claim against the Corporation or any director or officer or other employee of the Corporation that is governed by the internal affairs doctrine. With respect to any proceeding described in the foregoing sentence that is in the Circuit Court for Baltimore City, Maryland, the Corporation and its stockholders consent to the assignment of the proceeding to the Business and Technology Case Management Program pursuant to Maryland Rule 16-205 or any successor thereof.

Adopted: May 31, 2019

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Exhibit 99.1

FS/KKR Announces Merger and Liquidity Plan for Non-Traded BDCs

Combination expected to create second-largest BDC with over $9 billion in assets, enhanced portfolio diversification and lower operating costs

Transaction represents first step in liquidity plan designed to maximize shareholder value

Philadelphia and New York, June 3, 2019 – FS/KKR Advisor, LLC (FS/KKR), a partnership between FS Investments and KKR Credit Advisors (US) LLC, today announced a definitive agreement to merge four non-traded business development companies (BDCs) under its advisement: FS Investment Corporation II (FSIC II), FS Investment Corporation III (FSIC III), FS Investment Corporation IV (FSIC IV) and Corporate Capital Trust II (CCT II). The common equity of the combined company is currently expected to be listed on the New York Stock Exchange in the fourth quarter of 2019, subject to final board approval and market conditions.

Under the terms of the agreement, shareholders of FSIC III, FSIC IV and CCT II will receive a number of FSIC II shares with a net asset value (NAV) equal to the NAV of the shares they hold in each respective fund, as determined shortly before closing. The combined company currently intends to issue approximately $1 billion of 5.50% perpetual preferred equity pro rata to holders of the combined company’s common equity prior to any public listing of the common equity, subject to final board approval. The combined company will remain advised by FS/KKR.

The combined entity will become the second-largest BDC by assets under management, with over $9 billion in assets on a pro forma basis as of March 31, 2019, and will benefit from enhanced portfolio diversification across asset classes and industries, with 208 portfolio companies across 20 industries on a pro forma basis as of March 31, 2019. The combined company’s enhanced scale will enable it to drive lower operating costs through the elimination of duplicative administrative, regulatory and professional expenses.

“Today’s announcement is an important next step as we continue to deliver on our commitment to create liquidity for our shareholders in these non-traded funds and maximize their value,” said Michael Forman, Chairman and CEO of FS Investments. “We believe the transaction and staged liquidity plan, as it is structured, is in the best interest of shareholders of each fund and positions the combined company for long-term success.”

Todd Builione, President of KKR Credit and Markets, added, “We expect this combination to enhance portfolio diversification and reduce operating expenses, as well as provide the combined company with a more flexible capital structure that will position it well to deliver strong investment performance.”

Compelling Strategic and Financial Benefits

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Approach Ensures Shareholders Receive Equal Value. The NAV-for-NAV merger provides certainty around transaction pricing and ensures shareholders receive equal value in FSIC II common equity, subject to merger-related expenses and other adjustments.

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Merger Enhances Portfolio Diversification. The merger reduces portfolio concentration in the top 10 investments and lowers single name exposure, while maintaining a focus on senior secured debt and floating rate debt.

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Combination Reduces Operating Expenses. The combination eliminates duplicative operating expenses such as legal, audit, regulatory and administrative costs. The combined company will benefit from leveraging its enhanced scale to reduce borrowing costs and potentially access debt capital markets as a publicly traded company.

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Recapitalization Optimizes Dividend and Return on Equity for the Public Markets. The preferred equity provides current income (5.50%), ranks senior to the combined company’s common equity and enhances the expected dividend coverage, dividend yield and return on equity of the combined company’s common shares.

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Transaction Structure Minimizes Execution Risk. The transaction structure allows the combined company to select the optimal path to liquidity following the merger, based on market conditions and other considerations, and the single transaction eliminates the uncertainty of timing and the impact of future mergers on shareholder value.

Timing and Approvals

The boards of FSIC II, FSIC III, FSIC IV and CCT II have approved the transaction, with the participation throughout by, and the unanimous support of, their respective independent directors and trustees. The mergers are expected to close in the fourth quarter of 2019, subject to approval by FSIC II, FSIC III, FSIC IV and CCT II shareholders and other customary closing conditions. The issuance of the 5.50% perpetual preferred equity to the holders of the combined company’s common equity and the listing of the combined company’s common equity on the New York Stock Exchange are also expected to occur in the fourth quarter of 2019, subject to board approval and market conditions.

The proposed transaction does not include FS KKR Capital Corp. (NYSE: FSK), which will continue to be advised by FS/KKR and trade independently of the combined company on the New York Stock Exchange.

About FS/KKR Advisor, LLC

FS/KKR Advisor, LLC (FS/KKR) is a partnership between FS Investments and KKR Credit that serves as the investment adviser to BDCs with approximately $17 billion in assets under management as of March 31, 2019. The BDCs managed by FS/KKR include FS KKR Capital Corp. (NYSE: FSK), FS Investment Corporation II, FS Investment Corporation III, FS Investment Corporation IV and Corporate Capital Trust II.

FS Investments is a leading asset manager dedicated to helping individuals, financial professionals and institutions design better portfolios. The firm provides access to alternative sources of income and growth, and focuses on setting industry standards for investor protection, education and transparency. FS Investments is headquartered in Philadelphia, PA with offices in New York, NY, Orlando, FL and Washington, DC. Visit www.fsinvestments.com to learn more.

KKR Credit is a subsidiary of KKR & Co. Inc., a leading global investment firm that manages multiple alternative asset classes, including private equity, energy, infrastructure, real estate and credit, with strategic manager partnerships that manage hedge funds. KKR aims to generate attractive investment returns for its fund investors by following a patient and disciplined investment approach, employing world-class people, and driving growth and value creation with KKR portfolio companies. KKR invests its own capital alongside the capital it manages for fund investors and provides financing solutions and investment opportunities through its capital markets business. References to KKR’s investments may include the activities of its sponsored funds. For additional information about KKR & Co. Inc. (NYSE: KKR), please visit KKR’s website at www.kkr.com and on Twitter @KKR_Co.

Contact Information

Institutional Investors

Robert Paun

robert.paun@fsinvestments.com

917-338-5074

Financial Advisors and Retail Investors

877-628-8575

Media (FS Investments)

Melanie Hemmert

media@fsinvestments.com

215-309-6843

Media (KKR)

Kristi Huller or Cara Kleiman Major

media@kkr.com

212-750-8300

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Forward-Looking Statements

Statements included herein may constitute “forward-looking” statements as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements with regard to future events or the future performance or operations of FS Investment Corporation II, FS Investment Corporation III, FS Investment Corporation IV and Corporate Capital Trust II (collectively, the “Funds”). Words such as “believes,” “expects,” “projects,” and “future” or similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to the inherent uncertainties in predicting future results and conditions. Certain factors could cause actual results to differ materially from those projected in these forward-looking statements. Factors that could cause actual results to differ materially include changes in the economy, risks associated with possible disruption to a Fund’s operations or the economy generally due to terrorism or natural disasters, future changes in laws or regulations and conditions in a Fund’s operating area, failure to obtain requisite shareholder approval for the Proposals (as defined below) set forth in the Proxy Statement (as defined below), failure to consummate the business combination transaction involving the Funds, uncertainties as to the timing of the consummation of the business combination transaction involving the Funds, unexpected costs, charges or expenses resulting from the business combination transaction involving the Funds, failure to realize the anticipated benefits of the business combination transaction involving the Funds, failure to consummate the recapitalization transaction and failure to list the common stock of the combined entity on a national securities exchange. Some of these factors are enumerated in the filings the Funds made with the Securities and Exchange Commission (the “SEC”) and will also be contained in the Proxy Statement when such document becomes available. The inclusion of forward-looking statements should not be regarded as a representation that any plans, estimates or expectations will be achieved. Any forward-looking statements speak only as of the date of this communication. Except as required by federal securities laws, the Funds undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Additional Information and Where to Find It

This communication relates to a proposed business combination involving the Funds, along with related proposals for which shareholder approval will be sought (collectively, the “Proposals”). In connection with the Proposals, the Funds intend to file relevant materials with the SEC, including a registration statement on Form N-14, which will include a joint proxy statement of the Funds and a prospectus of FSIC II (the “Proxy Statement”). This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. SHAREHOLDERS OF THE FUNDS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT WHEN IT BECOMES AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS THERETO, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE FUNDS, THE BUSINESS COMBINATION TRANSACTION INVOLVING THE FUNDS AND THE PROPOSALS. Investors and security holders will be able to obtain the documents filed with the SEC free of charge at the SEC’s web site, www.sec.gov, or from the Fund’s website at www.fsinvestments.com.

Participants in the Solicitation

The Funds and their respective directors and trustees, executive officers and certain other members of management and employees, including employees of FS/KKR Advisor, LLC, Franklin Square Holdings, L.P. (which does business as FS Investments), KKR Credit Advisors (US) LLC and their respective affiliates, may be deemed to be participants in the solicitation of proxies from the stockholders of the Funds in connection with the Proposals. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the Funds’ stockholders in connection with the Proposals will be contained in the Proxy Statement when such document becomes available. This document may be obtained free of charge from the sources indicated above.